As filed with the Securities and Exchange Commission on June 14, 2004

Registration No. 333-115199

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

eCOST.COM, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5961	33-0843777
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2555 West 190th Street, Suite 106

Torrance, California 90504

(310) 225-4044

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adam W. Shaffer

Chief Executive Officer

2555 West 190th Street, Suite 106

Torrance, California 90504

(310) 225-4044

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert M. Mattson, Jr. Craig S. Mordock Bryan S. Gadol MORRISON & FOERSTER LLP 19900 MacArthur Boulevard, 12th Floor Irvine, California 92612 (949) 251-7500	Mark L. Dosier Paul D. Zier SONNENSCHEIN NATH & ROSENTHAL LLP 233 South Wacker Drive 8000 Sears Tower Chicago, Illinois 60606 (312) 876-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 14, 2004

PROSPECTUS

                 Shares

Common Stock

This is an initial public offering of              shares of common stock of eCOST.com, Inc. We are selling all of the shares of common stock offered by this prospectus. No public market currently exists for our common stock. We currently expect that the initial public offering price per share will be between $             and $            . We have applied to list our common stock on the Nasdaq National Market under the symbol “ECST.”

We are currently a wholly-owned subsidiary of PC Mall, Inc. Upon completion of this offering, PC Mall will own approximately       % of our outstanding common stock (      % if the underwriters’ over-allotment option is exercised in full).

Investing in our common stock involves a high degree of risk. Please see the section entitled “ Risk Factors” starting on page 9 to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, Before Expenses, to Us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional              shares of common stock from us at the initial public offering price, less the underwriting discount, to cover any over-allotments.

The underwriters expect to deliver the shares on or about                         , 2004.

William Blair & Company

ThinkEquity Partners LLC

Merriman Curhan Ford & Co.

Prospectus dated                         , 2004

eCOST.com

Over 100,000 Products at Discount Prices!

Broad Selection of Merchandise Categories
Bargain Countdown™ Showcase
24-Hour Close-Out Offers
Product Search Engine
New Product Showcases
Featured Close-Outs
Shop by Product Category
Featured Showcases
Manufacturer Branding Showcase
Every Day Low Price
Bargain Countdown™
Two Great Ways to Shop!
Our every day low price format features high quality new and recently released products from leading manufacturers in an easy-to-use retail format.
Our proprietary Bargain Countdown™ format features selected close-out and refurbished merchandise from leading manufacturers in a time- and quantity-limited format.

Computer Hardware & Software, Home Electronics, Digital Imaging, Watches & Jewelry, Housewares, DVD Movies and Video Games from Brand Name Manufacturers

i

PROSPECTUS SUMMARY

This summary highlights information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, particularly the risks of investing in our common stock discussed under the caption “Risk Factors” and the financial statements and accompanying notes before you decide to buy our common stock.

Our Business

We are a multi-category online discount retailer of high quality new, “close-out” and refurbished brand-name merchandise. We currently offer over 100,000 products in seven merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, and video games. We appeal to a broad range of consumer and small business customers through a unique and convenient buying experience offering two shopping formats: every day low price and our proprietary Bargain Countdown™. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to our eCOST.com website. We also provide rapid response customer service utilizing a strategically located distribution center and third-party fulfillment providers, as well as customer support from online and on-call sales representatives. We offer suppliers an efficient sales channel for merchandise in all stages of the product life cycle. We offer products from leading manufacturers such as Canon, Citizen, Denon, Hewlett-Packard, Nikon, Onkyo, Seiko and Toshiba and have access to a broad and deep selection of merchandise, including deeply discounted close-out and refurbished merchandise. We believe that our extensive selection of merchandise offered across a broad range of categories in a convenient shopping environment, combined with our rapid response service, creates customer loyalty and repeat customer orders.

We use a hybrid order fulfillment model that reduces inventory carrying cost while assuring that our customers experience rapid delivery and a high level of customer service. We use an outsourced distribution center, located near FedEx’s main hub in Memphis, Tennessee, which stocks faster selling products as well as special purchases of refurbished and close-out merchandise. For slower selling products not stocked in inventory, we have access to merchandise that can be sourced from 11 major distributors through our virtual warehouse technology.

We launched our website in 1999 and had significant operating losses in our first two years of operations as we focused on building brand awareness and growing our customer base. In mid 2000, we changed our focus to emphasize profitability over growth and as a result have reported net income in the past two fiscal years. Over the past three years, we have expanded our merchandise offerings, improved our operations, enhanced our infrastructure, and expanded our customer base.

We provide consumers and small businesses with quick and convenient access to high quality new, close-out and refurbished brand-name merchandise at discount prices similar to a traditional discount retailer. We offer the following key benefits to customers shopping on our website:

•	a broad and deep product selection of over 100,000 brand-name products primarily from well-known manufacturers;

•	a compelling price-to-value proposition that offers low prices on new products and steeper discounts on close-out and refurbished merchandise;

•	two shopping formats on our website that appeal to a broad customer base: every day low price and our proprietary Bargain Countdown™, a time- and quantity-limited format that is more deeply discounted;

•	a rapid response order fulfillment model that allows us to ship a majority of customer orders the same day they are placed for delivery as early as 10:30 a.m. the next day for most domestic locations;

•	a focus on responsive customer service and a positive shopping experience by our experienced team of customer service representatives; and

•	appealing features for small business customers, including secure personalized websites, purchasing and payment history, software licensing, custom hardware configurations and flexible payment alternatives, and lease financing through third-party sources.

We offer manufacturers and vendors the following key benefits:

•	a single point of distribution for new, refurbished and close-out products;

•	an efficient distribution and sales channel through centralized distribution and product management capabilities, and an ability to rapidly sell inventory and quickly communicate feedback to vendors on product sell-through and inventory positions;

•	customized manufacturer website stores to showcase the full assortment of a manufacturer’s products and accessories to customers we target through sophisticated marketing strategies; and

•	speed to market for newly released products through quick postings and marketing of new products on our website.

Our objective is to become a leading discount online retailer of nationally branded, high quality merchandise across multiple categories by providing a superior customer experience. Key elements of our growth strategy include:

•	expansion of product offerings and merchandise categories to attract new customers and offer a broader variety of merchandise to our existing customers;

•	acquiring new customers through continued online campaigns as well as through new techniques involving online and traditional offline advertising, including print, media and direct mail;

•	expansion of sales to existing customers by encouraging them to visit our website repeatedly to browse through additional merchandise categories and product offerings, new merchandise assortments, and new promotions;

•	introduction of a fee-based membership program before the end of 2004 to provide participating customers with additional exclusive product and service offerings; and

•	increasing eCOST.com brand awareness through strategic online and offline advertising programs.

Risks Affecting our Company

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include:

•	our limited operating history;

•	our historical reliance on PC Mall for our operational and administrative infrastructure and our ability to develop our infrastructure quickly and cost effectively;

•	our ability to successfully establish and manage our own inventory management and order fulfillment operations;

•	our ability to establish and maintain relationships with key manufacturers and vendors as a stand-alone, independent company;

•	our ability to attract, retain and integrate key senior management and employees;

•	our ability to raise capital in the future;

•	our ability to successfully attract customers to our website through effective and efficient advertising and promotions and other strategic initiatives; and

•	the effect of competition on our industry.

Our Relationship with PC Mall

We are currently a wholly-owned subsidiary of PC Mall, Inc., which, through its subsidiaries, is a rapid response supplier of technology solutions for businesses and government and educational institutions, as well as consumers. Unless we indicate otherwise, references to “PC Mall” in this prospectus, refer to our parent company PC Mall, Inc. and/or its subsidiaries excluding eCOST.com, Inc. After the completion of this offering, PC Mall will own approximately         % of the outstanding shares of our common stock, or approximately         % if the underwriters exercise their over-allotment option in full.

PC Mall has advised us that it intends to distribute its remaining ownership interest in our company to its common stockholders, which we refer to in this prospectus as the “distribution” or “spin-off.” PC Mall expects the distribution to take the form of a spin-off by means of a special dividend to its common stockholders of all of our common stock owned by PC Mall approximately six months after completion of this offering. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable opinion of PC Mall’s tax counsel as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all. For a discussion of the conditions to and the timing of the distribution, see “Certain Relationships and Related Transactions—Master Separation and Distribution Agreement” and “Shares Eligible for Future Sale.” This two-step process, consisting of the initial public offering described in this prospectus, including the repayment of a note in the amount of $     million to PC Mall using a portion of the proceeds from this offering, followed by a distribution by PC Mall of our common stock to PC Mall stockholders, enables us to raise capital while at the same time achieving the benefits of our separation from PC Mall in a tax-efficient manner. For a description of use of the proceeds of this offering, please see “Use of Proceeds.”

We believe that our separation from PC Mall will enable us to realize the following benefits:

•	Strategic focus and business opportunities. Our separation from PC Mall will allow us to concentrate managerial attention on the needs of our business. As a separate company, we expect to be in a better position to grow our business and serve our customers more effectively through more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to our customers and markets. In addition, we will no longer have to compete with other subsidiaries within the PC Mall organization for the allocation of resources and product supply.

•	Incentives for employees more directly linked to our performance. We expect to enhance our employees’ motivation and to strengthen our management’s focus through incentive compensation programs tied to the market performance of our common stock. Our separation from PC Mall will enable us to offer our employees compensation more directly linked to the performance of our business than when we were a part of PC Mall. We believe that these incentives will also enhance our ability to attract and retain qualified personnel.

•	Ability to grow our business through the reduction of perceived vendor conflicts. We believe that a number of our existing or targeted vendors may be reluctant to engage in significant business transactions with us while we are a subsidiary of PC Mall because these vendors may compete with or supply their products to other divisions of PC Mall. We believe that our separation from PC Mall will eliminate this perceived conflict, providing us the opportunity to broaden and deepen our vendor relationships and grow our business.

•	Market recognition of the value of our business. As a separate, stand-alone company, we will offer a more focused investment opportunity than we have offered as part of the PC Mall organization. We expect that this will promote a more efficient equity valuation of our company.

•	Direct access to capital markets. As a separate public company, we will have direct access to the capital markets to issue equity or debt securities.

•	Increased ability to pursue strategic acquisitions. With the ability to issue our own stock as consideration for an acquisition, we expect to be better positioned to pursue strategic acquisitions to grow our business. However, our ability to use our equity securities to engage in acquisition transactions will be restricted for a period of time after the distribution. For a discussion of these limitations, please see “Risk Factors—Risks Related to Our Relationship with PC Mall.”

As a subsidiary of PC Mall, we have received services provided by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, and advertising services and use of office space. In consideration for these services, PC Mall has historically allocated and charged to us a portion of its related overhead costs. We expect that we will incur incremental additional operating expenses and capital expenses as a result of becoming a stand-alone public company. These stand-alone costs include certain administrative costs for services currently performed for us by PC Mall, costs to establish our own inventory management and order fulfillment capabilities, as well as other incremental costs we will incur.

Prior to the completion of this offering, we will enter into agreements with PC Mall related to the separation of our business operations from PC Mall. These agreements will provide for, among other things, administrative services, office space, inventory management and order fulfillment, information systems operation and administration, employee benefits, customer database management, intellectual property matters, and other ongoing relationships. We expect to establish our own inventory management and order fulfillment capabilities prior to the completion of the distribution. With limited exceptions, the other services to be provided under our agreements with PC Mall are not expected to extend beyond 12 months from the completion of this offering. Each of these agreements with PC Mall have been or will be entered into while we are a wholly-owned subsidiary of PC Mall. All of the agreements relating to our separation from PC Mall will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from PC Mall. While we believe the agreements are fair to us, had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. PC Mall currently offers many of the same products for sale as we offer, and PC Mall will not be restricted from competing with us in the future. See “Risk Factors—Risks Related to Our Relationship with PC Mall” and “Certain Relationships and Related Transactions” for a more detailed discussion of our relationship with PC Mall.

Company Information

We were incorporated in Delaware in February 1999 as a wholly-owned subsidiary of PC Mall. Our principal executive offices are located at 2555 West 190th Street, Suite 106, Torrance, California 90504. Our telephone number at that location is (310) 225-4044. Our fiscal year ends December 31. Our website is www.ecost.com. The information and other content contained on our website are not part of this prospectus.

As used in this prospectus, the terms “we,” “us,” “our,” the “company” and “eCOST.com” mean eCOST.com, Inc. eCOST®, eCOST.com® and Bargain Countdown™ are our trademarks or registered trademarks. Other service marks, trademarks and trade names referred to in this prospectus are property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Common stock to be held by PC Mall immediately after this offering	shares

Use of proceeds

We expect to use $         of the net proceeds of this offering to repay our outstanding note payable to PC Mall and to use the remaining $         of the net proceeds from the offering for general corporate purposes, including working capital and capital expenditures. See “Use of Proceeds” on page 30 for more detailed information.

Proposed Nasdaq National Market Symbol	ECST

The number of shares of our common stock to be outstanding after this offering is based on 10,000,000 shares of our common stock outstanding as of May 31, 2004. This calculation:

•	excludes 656,000 shares of common stock to be issued upon exercise of options outstanding as of that date that have a weighted average exercise price of $5.68 per share;

•	excludes options to purchase shares of our common stock that we expect to grant to our employees upon completion of this offering; and

•	excludes an aggregate of shares, plus annual increases, reserved for future issuance under our stock incentive plans.

In connection with our spin-off from PC Mall, each outstanding option and warrant to purchase PC Mall common stock will be converted into an adjusted PC Mall option or warrant and an option or warrant to purchase a number of shares of eCOST.com common stock based on the distribution ratio. As of May 31, 2004 there were options and warrants to purchase an aggregate of 2,315,600 shares of PC Mall common stock outstanding. For a discussion of the treatment of outstanding PC Mall options and warrants, please see “Management—Employee Benefit Plans—Treatment of Outstanding PC Mall Options.”

For a more detailed discussion of our capital stock and stock option plans, please refer to note 6 to the financial statements, “Management—Employee Benefit Plans” on page 75 and “Description of Capital Stock” on page 93.

Unless we indicate otherwise, all information contained in this prospectus assumes:

•	that the underwriters have not exercised their over-allotment option; and

•	that the agreements relating to our separation from PC Mall have been entered into by us and PC Mall or its affiliates.

Summary Financial and Operating Data

(in thousands, except per share and operating data)

The following table sets forth our summary financial and operating data for the periods indicated. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary operating data for all periods presented are unaudited and have been derived from internal records of our operations. The historical financial information may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Statement of Operations Data:
Net sales	$83,996	$89,009	$109,709	$23,890	$38,190
Cost of goods sold	75,057	79,429	99,409	21,476	34,732

Gross profit	8,939	9,580	10,300	2,414	3,458
Selling, general and administrative expenses	8,578	8,945	9,885	2,106	3,480

Income (loss) from operations	361	635	415	308	(22)
Interest expense—PC Mall(1)	675	461	76	76	—
Interest expense—PC Mall commercial line of credit(2)	709	1,097	1,476	224	401
Interest income—PC Mall commercial line of credit(2)	(709)	(1,097)	(1,476)	(224)	(401)

Income (loss) before income taxes	(314)	174	339	232	(22)
Income tax provision (benefit)(3)	—	27	(5,872)	—	(9)

Net income (loss)	$(314)	$147	$6,211	$232	$(13)

Earnings (loss) per share:
Basic	$(0.03)	$0.01	$0.62	$0.02	$(0.00)
Diluted	$(0.03)	$0.01	$0.61	$0.02	$(0.00)

Weighted average number of shares(4):
Basic	10,000	10,000	10,000	10,000	10,000
Diluted	10,000	10,277	10,227	10,277	10,000

Unaudited pro forma earnings per share(5):
Basic
Diluted

Unaudited pro forma weighted average number of shares(4):
Basic
Diluted

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Summary Operating Data (unaudited):
Total customers(6)	398,948	517,196	720,422	557,954	793,808
Active customers(7)	156,871	156,361	261,493	174,182	300,914
New customers(8)	130,470	118,248	203,226	40,758	73,386
Number of orders(9)	155,700	171,979	330,980	63,048	119,192
Average order value(10)	$565	$533	$345	$395	$333
Advertising expense(11)	$2,849,000	$3,072,000	$3,609,000	$635,000	$1,306,000

	As of March 31, 2004
	Actual	Pro Forma(5)	Pro Forma As Adjusted(12)
Balance Sheet Data:
Cash and cash equivalents	$—
Working capital (deficiency)	(831)
Total assets(13)	41,573
Long-term obligations, less current portion	—
Total liabilities(13)	37,547
Stockholders’ equity	4,026

(1)	Interest expense related to net advances from PC Mall. See note 7 of the notes to financial statements.

(2)	Interest expense and interest income related to borrowings by PC Mall under its commercial line of credit and the related receivable from PC Mall. See note 3 of the notes to financial statements.

(3)	Results primarily from the reversal of a valuation allowance for the net deferred tax asset in 2003. See note 4 of the notes to financial statements for an explanation of the deferred tax asset.

(4)	See note 1 of the notes to financial statements for an explanation of the determination of the number of shares used to compute the basic and diluted per share amounts. See note 8 of the notes to financial statements for an explanation of the calculation of the number of shares used to determine pro forma earnings per share and pro forma weighted average number of shares.

(5)	The pro forma data above gives effect to our dividend to PC Mall of $ million prior to completion of this offering, of which will be paid in the form of a promissory note, and the remaining will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed. In addition, the pro forma data above gives effect to our release as a co-borrower under PC Mall’s commercial line of credit facility with a third-party lender.

(6)	Total customers has been calculated as the cumulative number of customers for which orders have been taken from our inception to the end of the reported period.

(7)	Active customers consists of the number of customers who placed orders during the 12 months prior to the end of the reported period.

(8)	New customers represents the number of persons that established a new account and placed an order during the reported period.

(9)	Number of orders represents the total number of orders shipped during the reported period (not reflecting returns).

(10)	Average order value has been calculated as gross sales divided by the total number of orders during the period presented. The impact of returns is not reflected in average order value.

(11)	Advertising expense includes the total dollars spent on advertising during the reported period, including Internet, direct mail, print and e-mail advertising, as well as customer list enhancement services.

(12)	The pro forma as adjusted balance sheet data above reflects the application of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and the payment to PC Mall of $ million upon completion of this offering in repayment of the promissory note payable to PC Mall.

(13)	Includes a liability related to borrowings by PC Mall under its commercial line of credit and the related receivable from PC Mall. See note 3 of the notes to financial statements.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our limited operating history makes evaluation of our business difficult.

We were originally organized in February 1999 and launched our website in April 1999. Our limited operating history will make it difficult for investors to evaluate our business and future operating results. You must consider our business and prospects in light of the risks and difficulties we may face as an early stage company with limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

Our historical financial information may not be representative of what our actual results would have been if we were an independent company or indicative of what our future results may be.

Our financial results are presented in this prospectus on a stand-alone basis; however, PC Mall historically accounted for our business for financial reporting purposes as a segment within its consolidated financial statements. The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity and not part of PC Mall’s consolidated group during the periods presented. The historical costs and expenses reflected in our financial statements include charges for certain corporate functions historically provided by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services and use of office space. These allocated charges were based on what we and PC Mall considered to be reasonable reflections of the historical utilization levels of these services required in support of our business; however, we have not made a determination of whether these expenses are comparable to those we could have obtained from an unrelated third party. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that will occur in our capital structure, funding and operations as a result of our separation from PC Mall. For example, we may face increased costs for leases, senior management, insurance, technology support, employee benefits, financing and increased costs associated with being a publicly traded, stand-alone company.

We may not be able to maintain profitability.

We have invested heavily in our website development, advertising, hiring of personnel and startup costs. We had significant operating losses in our first two years of operations and have only reported net profits in the past two fiscal years. As a result, we had an accumulated deficit of approximately $10.0 million at March 31, 2004. Our ability to establish and maintain profitability given our planned business strategy depends upon a number of factors, including our ability to maintain vendor relationships, procure merchandise and fulfill orders in an efficient manner, leverage our fixed cost structure, maintain adequate levels of vendor funding, and maintain customer acquisition costs at acceptable levels. Even though we have achieved profitability in recent periods, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

Our profitability will also depend on our ability to manage and control operating expenses and to generate and sustain increased levels of revenue. We expect to incur significant operating expenses and capital expenditures to establish ourselves as an independent company, including increased general and administrative costs to support our operations and the increased costs of being a public company, and costs to transition from an outsourced inventory management and order fulfillment function provided by PC Mall to performing such functions on our own. We also expect to incur significant operating expenses and capital expenditures to:

•	increase our customer base;

•	expand our marketing efforts to enhance our brand image;

•	further improve our order processing systems and capabilities;

•	develop enhanced technologies and features;

•	increase the size of our staff; and

•	expand our customer service capabilities to better serve our customers’ needs.

Because we will incur many of these expenses before we receive any revenues from our efforts, our profits may be less than the profits we would generate if we developed our business more slowly. Further, we base our expenses in large part on our operating plans, current business strategies and future revenue projections. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenues are lower than we project. In addition, we may find that these efforts are more expensive than we currently anticipate. Therefore, the timing of these expenses may contribute to fluctuations in our quarterly operating results.

Our operating results are difficult to predict and may adversely affect our stock price.

Our operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which we cannot control. We operate in a highly dynamic industry and future results could be subject to significant fluctuations. These fluctuations could cause us to fail to meet or exceed financial expectations of investors, which could cause our stock price to decline rapidly and significantly. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of our operating results are not necessarily a good indication of our future performance. Some of the factors that could cause our operating results to fluctuate include:

•	the costs of establishing ourselves as an independent public company;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and infrastructure;

•	price competition that results in lower sales volumes, lower profit margins, or net losses;

•	fluctuations in coupon redemption rates;

•	the amount and timing of advertising and marketing costs;

•	our ability to successfully integrate operations and technologies from any future acquisitions or other business combinations;

•	changes in the number of visitors to our website or our inability to convert those visitors into customers;

•	technical difficulties, including system or Internet failures;

•	fluctuations in the demand for our products or overstocking or understocking of our products;

•	introduction of new or enhanced services or products by us or our competitors;

•	fluctuations in shipping costs, particularly during the holiday season;

•	economic conditions generally or economic conditions specific to the Internet, online commerce, the retail industry or the mail order industry;

•	changes in the mix of products that we sell; and

•	fluctuations in levels of inventory theft, damage or obsolescence.

If we fail to successfully manage or expand our inventory management and order fulfillment operations, we may be unable to meet customer demand for our products and may incur higher expenses or additional costs.

Our outsourced order fulfillment and distribution operations are located in Memphis, Tennessee. Historically, PC Mall has provided inventory management and order fulfillment services to us at this facility. PC Mall will continue to provide these services to us on an interim basis following this offering; however, we intend to establish our own inventory management and order fulfillment operations prior to the completion of our spin-off from PC Mall. We have no prior experience managing inventory management and order fulfillment operations and we cannot assure you that we will be successful in this endeavor. Any failure in managing our current outsourced inventory management and order fulfillment operations or establishing our own inventory management and order fulfillment capabilities would require us to find one or more parties to provide these services for us and could seriously disrupt our operations and cause us to be unable to meet customer demand for our products. If we are required to engage one or more service providers to provide these services, we could incur higher fulfillment expenses than anticipated or incur additional costs for balancing product inventories among multiple distribution facilities. Further, we may need to expand our inventory management and order fulfillment operations in the future to accommodate increases in customer orders.

If we fail to accurately predict our inventory risk, our margins may decline as a result of write downs of our inventory due to lower prices obtained from older or obsolete products.

In 2003, we derived 84% of our gross sales from products sold out of inventory at an outsourced warehouse. We assume the inventory damage, theft and obsolescence risks, as well as price erosion risks for products that are sold out of inventory stocked at our outsourced warehouse. These risks are especially significant because some of the products we sell on our website are characterized by rapid technological change, obsolescence and price erosion (for example, computer hardware, software and consumer electronics), and because the distribution center sometimes stocks large quantities of particular types of inventory. Under our current arrangement with PC Mall for outsourced inventory management and order fulfillment, PC Mall passes inventory risk to us based on a fixed restocking fee on returns plus allocated charges of PC Mall’s overall inventory reserve. If the inventory reserve subsequently proves insufficient, additional inventory write-downs may be required. So long as we rely on PC Mall to provide these inventory management and order fulfillment functions for us, we will have limited control over the management of these inventory risks. After we have established our own inventory management and order fulfillment operations, we will bear those inventory risks directly.

Our ability to offer a broad selection of products at competitive prices is dependent on our ability to maintain existing and build new relationships with manufacturers and vendors. We do not have long-term agreements with our manufacturers or vendors, some of our manufacturers and vendors compete directly with us, and we do not have a direct relationship with many of our manufacturers and vendors.

We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom we consider our vendors. We have historically relied on PC Mall for substantially all of our vendor relationships. During 2003, we offered products on our website from over 1,000 third-party manufacturers. We do not have any long-term agreements with any of these vendors. Any agreements with vendors governing our purchase of products are generally terminable by either party upon 30 days’ notice or less. In general, we agree to offer products on our website and the vendors agree to provide us with information about their products and honor our customer service policies. PC Mall has historically provided us with vendor consideration in connection with its inventory management and order fulfillment functions. As we transition to performing inventory management and order fulfillment functions on our own prior to the completion of our spin-off from PC Mall, we will have to establish and build our own relationships with vendors and obtain favorable product pricing and vendor consideration. We may not be able to negotiate with vendors on terms as favorable as those obtained through PC Mall for a number of reasons, including lower product volumes, limited credit history, and a limited history of independently doing business with these vendors. If we do not maintain our existing relationships or build new relationships with vendors on acceptable terms, including favorable product pricing and vendor consideration, we may not be able to offer a broad selection of products or continue to offer products at competitive prices, and customers may refuse to shop at our website. In addition, some vendors may decide not to offer particular products for sale on the Internet, and others may avoid offering their new products to retailers such as us who offer a mix of close-out and refurbished products in addition to new products. From time to time, vendors may terminate our right to sell some or all of their products, change the applicable terms and conditions of sale or reduce or discontinue the incentives or vendor consideration that they offer us. Any such termination or the implementation of such changes could have a negative impact on our operating results. Additionally, some products are subject to manufacturer or distributor allocation, which limits the number of units of those products that are available to us and other resellers.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase our costs, limit our ability to grow and dilute the ownership interests of existing stockholders.

We anticipate that we may need to raise additional capital in the future to facilitate long-term expansion, to respond to competitive pressures or to respond to unanticipated financial requirements. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. If we raise additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders will experience dilution of their ownership interests. Prior to this offering, our needs for working capital and general corporate purposes have been satisfied pursuant to PC Mall’s corporate-wide cash management policies. However, after the completion of this offering, PC Mall will not be required to provide funds to finance our operations, nor does PC Mall currently anticipate providing such funds. Additionally, our agreements with PC Mall will limit our ability to issue our equity securities in the future without PC Mall’s consent for up to two years following the distribution. For a description of these limitations, please see “—Risks Relating to our Relationship with PC Mall.”

Our failure to obtain additional financing or our inability to obtain financing on acceptable terms could require us to incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will dilute the ownership interests of existing stockholders, or scale back, or fail to address opportunities for expansion or enhancement of, our operations.

If we do not successfully expand our website and processing systems to accommodate higher levels of traffic and changing customer demands, we could lose customers and our revenues could decline.

To remain competitive, we must continue to enhance and improve the functionality and features of our website. If we fail to upgrade our website in a timely manner to accommodate higher volumes of traffic, our website performance could suffer and we may lose customers. In addition, if we fail to expand the computer systems that we use to process and ship customer orders and process customer payments, we may not be able to fulfill customer orders successfully. As a result, we could lose customers and our revenues could decline. The Internet and the e-commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, our existing website and systems may become obsolete or unattractive. Developing our website and other systems entails significant technical and business risks. We may face material delays in introducing new services, products and enhancements. If this happens, our customers may forgo the use of our website and use those of our competitors. We may use new technologies ineffectively or we may fail to adapt our website, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards.

If we fail to successfully expand our merchandise categories and product offerings in a cost-effective and timely manner, our reputation and the value of our new and existing brands could be harmed, customer demand for our products could decline and our profit margins may decrease.

We have generated the substantial majority of our revenues during the past five years from the sale of computer hardware, software and accessories and consumer electronics products. In the past year, we launched several new product categories, including home and housewares, watches and jewelry, DVD movies, and video games. While our merchandising platform has been incorporated into and tested in the online computer and consumer electronics retail markets, we cannot predict with certainty whether it can be successfully applied to other product categories. In addition, expansion of our business strategy into new product categories may require us to incur significant marketing expenses, develop relationships with new vendors and comply with new regulations. We may lack the necessary expertise in a new product category to realize the expected benefits of that new category. These requirements could strain our managerial, financial and operational resources. Additional challenges that may affect our ability to expand into new product categories include our ability to:

•	establish or increase awareness of our new brands and product categories;

•	acquire, attract and retain customers at a reasonable cost;

•	achieve and maintain a critical mass of customers and orders across all of our product categories;

•	attract a sufficient number of new customers to whom our new product categories are targeted;

•	successfully market our new product offerings to existing customers;

•	maintain or improve our gross margins and fulfillment costs;

•	attract and retain vendors to provide our expanded line of products to our customers on terms that are acceptable to us; and

•	manage our inventory in new product categories.

We cannot be certain that we will be able to successfully address any or all of these challenges in a manner that will enable us to expand our business into new product categories in a cost-effective or timely manner. If our new categories of products or services are not received favorably, or if our suppliers fail to meet our customer’s expectations, our reputation and the value of the applicable new brand and our other brands could be damaged. The lack of market acceptance of our new product categories or our inability to generate satisfactory revenues from any expanded product categories to offset their cost could harm our business. An investor in our common stock must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving online markets such as these we have targeted.

The loss of key personnel or any inability to attract and retain additional personnel could affect our ability to successfully grow our business.

Our performance is substantially dependent on the continued services and the performance of our senior management and other key personnel, particularly our Chief Executive Officer, Adam Shaffer, and our President, Gary Guy. Our performance also depends on our ability to retain and motivate other officers and key employees. We do not have employment agreements with any of our key executives other than Mr. Shaffer. We do not maintain “key person” life insurance policies on any of our key employees. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly-skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for such personnel is intense, and we may not be able to successfully grow our business if we are unable to successfully attract, assimilate or retain sufficiently qualified personnel.

Our senior management team has not worked together as a group for a significant period of time, and may not be able to effectively manage our business.

Adam Shaffer, our Chief Executive Officer, joined our company in March 2004, and we intend to appoint a new Chief Financial Officer prior to completion of this offering. As a result, our senior management team will lack a history of working together as a group. Our senior management team’s lack of shared experience could have an adverse effect on its ability to quickly and efficiently respond to problems and effectively manage our business.

Our ability to effectively manage our growth may prevent us from successfully expanding our business.

We have rapidly and significantly expanded our operations, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. Some of our officers have no prior senior management experience at public companies. We expect to add a number of key employees in the near future including managerial, technical, financial and operations personnel who will have to be integrated into our operations. To manage the expected growth of our operations and personnel, we will be required to improve existing operational and financial systems, procedures and controls, and to expand, train and manage our already growing employee base.

We are dependent on the success of our advertising and marketing efforts, which are costly and may not achieve desired results, and on our ability to attract customers on cost-effective terms.

Our revenues depend on our ability to advertise and market our products effectively through our website, our eCOST.com catalog sent to selected customers, and our other advertising and marketing efforts. We expect to increase spending on advertising and marketing in the future. Increases in the cost of advertising and marketing, including costs of online advertising, paper and postage costs, costs and fees of third-party service providers and the costs of complying with applicable regulations, may limit our ability to advertise and market our business without reducing our profitability. If our advertising and marketing efforts prove ineffective or do not produce a sufficient level of sales to cover their costs, or if we decrease our advertising or marketing activities due to increased costs, restrictions enacted by regulatory agencies or for any other reason, our revenues and profit margins may decrease.

Our success depends on our ability to attract customers on cost-effective terms. We have relationships with online services, search engines, shopping engines, directories and other websites and e-commerce businesses through which we provide advertising banners and other links that direct customers to our website. We expect to rely on these relationships as significant sources of traffic to our website and to generate new customers. If we are unable to develop or maintain these relationships on acceptable terms, our ability to attract new customers on a cost-effective basis could be harmed. In addition, certain of our existing online marketing agreements require us to pay fixed placement fees or fees for directing visits to our website, neither of which may convert into sales.

Increased product returns or a failure to accurately predict product returns could decrease our revenues and profitability.

We make allowances for product returns in our financial statements based on historical return rates. We are responsible for returns of certain products ordered through our website from our outsourced distribution center as well as products that are shipped to our customers directly from our vendors. If our actual product returns significantly exceed our allowances for returns, especially as we expand into new product categories, our revenues and profitability could decrease. In addition, because our allowances are based on historical return rates, the introduction of new merchandise categories, new products, changes in our product mix, or other factors may cause actual returns to exceed return allowances, perhaps significantly. In addition, any policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers.

Because we experience seasonal fluctuations in our revenues, our quarterly results may fluctuate.

Our business is moderately seasonal, reflecting the general pattern of peak sales for the retail industry during the holiday shopping season. Typically, a larger portion of our revenues occur during our first and fourth fiscal quarters. We believe that our historical revenue growth makes it difficult to predict the effect of seasonality on our future revenues and results of operations. In anticipation of increased sales activity during the first and fourth quarter, we incur additional expenses, including higher inventory and staffing costs. If sales for the first and fourth quarter do not meet anticipated levels, then increased expenses may not be offset, which could decrease our profitability. If we were to experience lower than expected sales during our first or fourth quarter, for whatever reason, it would decrease our profitability.

If we fail to offer a broad selection of products that customers find attractive, our revenues and profit margins could decrease.

In order to meet our strategic goals, we must successfully offer, on a continuous basis, a broad selection of appealing products that reflect our customers’ tastes and preferences. Consumer tastes are subject to frequent, significant and sometimes unpredictable changes. Our products must satisfy the diverse tastes of our customers and potential customers. To be successful, our product offerings must be broad and deep in scope, affordable, well-made, innovative and attractive to a wide range of consumers whose preferences may change regularly. We cannot predict with certainty that we will be successful in offering products that meet these requirements. If our product offerings fail to satisfy customers’ tastes or respond to changes in customer preferences, our revenues could decline and we could be required to mark down unsold inventory, which would decrease our profit margins. In addition, any failure to offer products in line with customers’ preferences could allow our competitors to gain market share.

If we are unable to provide satisfactory customer service, we could lose customers.

Our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of our customer service operations. Any material disruption or slowdown in our order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, we may be unable to attract and retain adequate numbers of competent customer service representatives and relationship managers for our business customers, each of which is essential in creating a favorable interactive customer experience. Due to increased customer service needs during the holiday shopping season, we hire temporary employees during our third and fourth fiscal quarters. As a result, we may have difficulty properly staffing our customer service operations during our peak sales season. Further, temporary employees may not have the same levels of training or professional responsibility as full-time employees and, as a result, may be more likely to provide unsatisfactory service to our customers and potential customers. If we are unable to continually provide adequate staffing for our customer service operations, our reputation could be seriously harmed and we could lose customers. In addition, if our e-mail and telephone call volumes exceed our present system capacities, we could experience delays in placing orders, responding to customer inquiries and addressing customer concerns. Also, our customer service facility currently accommodates customer service representatives at close to its capacity during our peak sales period, so we may be required to expand our customer service facility in the near future. In addition, we may not be able to find additional suitable office space on acceptable terms or at all, which could seriously hinder our ability to provide satisfactory levels of customer service. Because our success depends in large part on keeping our customers satisfied, any failure to provide high levels of customer service would likely impair our reputation and decrease our revenues.

Implementation of a membership fee for access to premium offers and services may cause some of our customers to reduce or quit buying products from us.

To date, our customers have had equal access to all areas of our website and we have not charged any membership fees our customers. As part of our growth strategy, we intend to offer memberships to our customers allowing them to access premium features of our website for an annual fee. Customers who pay such membership fee will be eligible for certain exclusive offers, benefits and services which will not be available to our other customers who are not members. We have not previously implemented or operated a membership program, and we cannot predict with certainty the rate or extent to which our existing customers will sign up for and renew premium memberships. We also cannot be certain that implementation of our membership program will not adversely effect the volume and frequency of purchases by customers who do not become members.

Our business may be harmed by fraudulent activities on our website.

Although we have implemented a number of procedures to minimize fraudulent activities by third parties on our website, we have received in the past, and anticipate that we will receive in the future, communications from customers due to purported fraudulent activities on our website. Negative publicity generated as a result of fraudulent conduct by third parties could damage our reputation and diminish the value of our brand name. We expect to continue to receive requests from customers for reimbursement due to purportedly fraudulent activities or threats of legal action against us if no reimbursement is made.

Our facilities and systems are vulnerable to natural disasters or other catastrophic events.

Our headquarters, customer service center and the majority of our infrastructure, including computer servers, are located in California, an area that is susceptible to earthquakes and other natural disasters. Our outsourced distribution facility, located in Memphis, Tennessee, houses substantially all of the product inventory from which a substantial majority of our orders are shipped. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable problems could cause interruptions or delays in our business and loss of data or render us unable to accept and fulfill customer orders in a timely manner, or at all. Although we do have backup systems for certain aspects of our operations, our systems are not fully redundant and we do not have duplicate geographic locations. Further, California has in the past experienced power outages as a result of limited electrical power supplies. These outages may recur in the future and could disrupt the operation of our business. In addition, because our inventory and distribution facilities are located in an area that is susceptible to harsh weather, a major storm, heavy snowfall or other similar event could prevent us from delivering products in a timely manner. We currently have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for losses that may occur.

Delivery of our products could be delayed or disrupted by factors beyond our control, and we could lose customers as a result.

We rely upon third party carriers for timely delivery of our product shipments. As a result, we are subject to carrier disruptions and increased costs due to factors that are beyond our control, including employee strikes, inclement weather and increased fuel costs. Any failure to deliver products to our customers in a timely and accurate manner may damage our reputation and brand and could cause us to lose customers. We do not have a written long-term agreement with any of these third party carriers, and we cannot be sure that these relationships will continue on terms favorable to us, if at all. If our relationship with any of these third party carriers is terminated or impaired or if any of these third parties is unable to deliver products for us, we would be required to use alternative carriers for the shipment of products to our customers. We may be unable to engage alternative carriers on a timely basis or on terms favorable to us, if at all. Potential adverse consequences include:

•	reduced visibility of order status and package tracking;

•	delays in order processing and product delivery;

•	increased cost of delivery, resulting in reduced margins; and

•	reduced shipment quality, which may result in damaged products and customer dissatisfaction.

We may not be able to compete successfully against existing or future competitors. PC Mall and some of our largest vendors currently compete with us.

The market for online sales of the products we offer is intensely competitive and rapidly evolving. We principally compete with a variety of online retailers, specialty retailers and other businesses that offer products similar to or the same as our products. Increased competition is likely to result in price reductions, reduced revenue and gross margins and loss of market share. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty and can launch new websites at a relatively low cost. In addition, some of our product vendors have sold, and continue to intensify their efforts to sell, their products directly to customers. We currently or potentially compete with a variety of businesses, including:

•	other multi-category online retailers such as Amazon.com and Buy.com;

•	online discount retailers of computer and consumer electronics merchandise such as Computers4Sure, NewEgg and TigerDirect;

•	liquidation e-tailers such as Overstock.com and SmartBargains.com;

•	consumer electronics and office supply superstores such as Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax and Staples; and

•	manufacturers such as Apple, Dell, Gateway, Hewlett-Packard and IBM, who sell directly to customers.

Many of our current and potential competitors described above have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Some of our competitors may be able to secure products from manufacturers or vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than we are able to. PC Mall currently offers many of the same products for sale as we offer, and PC Mall will not be restricted from competing with us in the future.

If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers.

We have four trademarks which we consider to be material to the successful operation of business: eCOST®, eCOST.com®, eCOST.com Bargain Countdown™, and Bargain Countdown™. We currently use all of these marks in connection with telephone, mail order, catalog, and online retail services. We also have several additional pending trademark applications. We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, suppliers, and others to protect our proprietary rights. Our applications may not be granted and we may not be able to secure significant protection for our service marks or trademarks. Our competitors or others could adopt trademarks or service marks similar to our marks, or try to prevent us from using our marks, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Any claim by another party against us for customer confusion caused by our use of our trademarks or service marks, or our failure to obtain registrations for our marks, could negatively affect our competitive position and could cause us to lose customers.

We have also filed an application with the U.S. Patent and Trademark Office for patent protection for our proprietary Bargain Countdown™ technology. We may not be granted a patent for this technology, and may not be able to enforce our patent rights if our competitors or others use infringing technology. If this occurs, our competitive position, revenues and profitability could be negatively affected.

Effective trademark, service mark, patent, copyright and trade secret protection may not be available in every country in which we will sell our products and offer our services. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our competitive position could be negatively affected and we could lose customers.

We also rely on technologies that we license from related and third parties. These licenses may not continue to be available to us on commercially reasonable terms, or at all, in the future. As a result, we may be required to develop or obtain substitute technology of lower quality or at greater cost, which could negatively affect our competitive position, cause us to lose customers and decrease our profitability.

If third parties claim we are infringing their intellectual property rights, we could incur significant litigation costs or incur licensing expenses which could reduce our profitability.

Third parties have asserted, and may in the future assert that our business or the technologies we use infringe their intellectual property rights. Although we have not been subject to legal proceedings in the past, we may be subject to intellectual property legal proceedings and claims in the ordinary course of our business. We cannot predict whether third parties will assert claims of infringement against us in the future, or whether any future claims will prevent us from offering popular products or operating our business as planned. If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract our technical and management personnel, or result in product shipment delays. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties or both. Further, as a result of infringement claims either against us or against those who license technology to us, we may be required, or deem it advisable, to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, our profitability could decrease.

We may be liable for misappropriation of our customers’ personal information.

If third parties or our employees are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. Liability for misappropriation of this information could decrease our profitability. In addition, the Federal Trade Commission and state agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could damage our reputation and diminish the value of our brand-name. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Our security measures are designed to prevent security breaches, but our failure to prevent such security breaches could damage our reputation and diminish the value of our brand-name.

We may be subject to product liability claims that could be costly and time consuming.

We sell products manufactured and distributed by third parties, some of which may be defective. If any product that we sell were to cause physical injury or damage to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against us in excess of our insurance coverage, it could decrease our profitability. Even unsuccessful claims could result in the expenditure of funds and management time and could decrease our profitability.

Risks Relating to our Industry

Our success is tied to the continued use of the Internet and the adequacy of the Internet infrastructure.

Our future revenues and profits, if any, substantially depend upon the continued widespread use of the Internet as an effective medium of business and communication. If use of the Internet declines or the Internet infrastructure becomes an ineffective medium for business transactions and communication, we may not be able to effectively implement our growth strategy and we could lose customers. Widespread use of the Internet could decline as a result of disruptions, computer viruses or other damage to Internet servers or users’ computers. Additionally, if the Internet’s infrastructure does not expand fast enough to meet increasing levels of use, it may become a less effective medium of business transactions and communications.

The security risks of e-commerce may discourage customers from purchasing goods from us.

In order for the e-commerce market to develop successfully, we and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of our website and choose not to purchase from our website. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt our operations. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Our security measures may not effectively prohibit others from obtaining improper access to our information. Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations.

Credit card fraud could decrease our revenues and profitability.

We do not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce our revenues and our gross margin. We have implemented technology to help us detect the fraudulent use of credit card information. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, we may be liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. If we are unable to detect or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges from us, our revenues and profitability could decrease.

If one or more states successfully assert that we should collect sales or other taxes on the sale of our products or the products of third parties that we offer for sale on our website, our revenues and profitability could decrease.

In accordance with current industry practice, we do not currently collect sales or other similar taxes for physical shipments of goods into states other than California and Tennessee. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and penalties and fines for failure to collect sales taxes and we could suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction. Currently, decisions of the U.S. Supreme Court appear to restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s apparent position regarding sales and use taxes on Internet sales. If any of these initiatives are enacted, we could be required to collect sales and use taxes in states other than California and Tennessee. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us and our revenues and profitability could decrease.

Existing or future government regulation could expose us to liabilities and costly changes in our business operations, and could reduce customer demand for our products.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, marketing and promotional practices, database protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, product safety, the provision of online payment services, intellectual property rights, unauthorized access (including the Computer Fraud and Abuse Act), and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may expose us to liabilities and costly changes in our business operations, and could reduce customer demand for our products. The growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. For example, recently enacted legislation in California requires us to notify our California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. These consumer protection laws could result in substantial compliance costs and could decrease our profitability.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts.

We are subject to increasing regulation relating to privacy and the use of personal user information. For example, we are subject to various telemarketing and anti-spam laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in the United States and existing laws in other countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict our ability to collect or transfer demographic and personal information from users, which could be costly or harm our marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject us to fines, penalties and damages, which could decrease our revenues and profitability.

Risks Relating to our Relationship with PC Mall

We will be controlled by PC Mall as long as it owns a majority of our common stock, which may lead to conflicts of interest.

After the completion of this offering, PC Mall will own approximately     % of the outstanding shares of our common stock, or approximately     % if the underwriters fully exercise their option to purchase additional shares. Investors in this offering will not be able to affect the outcome of any stockholder vote at least for so long as PC Mall owns a majority of our outstanding common stock. As a result, PC Mall will effectively be able to control all matters affecting us, including:

•	the composition of our entire board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing;

•	changes to the agreements providing for our separation from PC Mall;

•	the payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

Conflicts of interest may arise between PC Mall and us in a number of areas relating to our past and ongoing relationships as a result of our separation from PC Mall and PC Mall’s continued controlling interest in us. These may include:

•	the nature and quality of transitional services rendered by PC Mall to us;

•	how various tax and employee benefit matters are resolved or how responsibilities are allocated;

•	disputes over our and PC Mall’s respective indemnification obligations;

•	the allocation of any insurance proceeds;

•	the structure and timing of transfers or distributions by PC Mall of all or any portion of its ownership interest in us; and

•	PC Mall’s ability to control our management and affairs.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

We currently rely on PC Mall’s operational and administrative infrastructure, and our ability to operate our business will suffer if we do not develop our own infrastructure quickly and cost-effectively.

We currently use the systems, processes and personnel of PC Mall to support our operations, including inventory management, order fulfillment, human resources, credit card processing, shipping, accounting, payroll and internal computing and telecommunication operations. As a subsidiary of PC Mall, we compete with other subsidiaries of PC Mall for the allocation of products and resources. We are in the process of creating our own operational and administrative infrastructure to replace most of the services PC Mall currently provides to us. We may not be successful in quickly and cost effectively implementing these systems or processes and transitioning data from PC Mall’s systems to our own. Any failure or significant downtime in the systems or processes provided to us by PC Mall could prevent us from taking customer orders, shipping products or billing customers. In addition, PC Mall’s and our systems and processes require the services of employees with extensive knowledge of these information systems and processes and the business environment in which we operate. In order to successfully implement and operate our systems and processes, we must be able to attract and retain a significant number of skilled employees. We may not be able to attract and retain the skilled personnel required to implement, maintain, and operate our information systems and processes.

The sale or potential sale by PC Mall of our stock could adversely affect the market price of our stock.

After this offering, PC Mall will own approximately     % of the outstanding shares of our common stock, or approximately     % if the underwriters exercise their over-allotment option in full. PC Mall is not contractually prohibited from transferring our common stock to an unaffiliated third party following the 180-day lock-up period after this offering. PC Mall may also transfer its shares prior to the expiration of the 180-day lock-up period with the consent of William Blair & Company, L.L.C., in its sole discretion. If PC Mall were to propose a transfer or transfer a controlling interest in us to a third party, the third party would not have any obligation to dispose of its controlling interest in us, which may have an adverse affect on the market price of our stock. The significant increase in the volume of our freely-tradeable shares upon PC Mall’s distribution of its controlling interest in us could also have an adverse effect on the market price of our stock. The registration rights agreement described elsewhere in this prospectus grants PC Mall the right to require us to register the shares of our common stock it holds in specified circumstances. In addition, after the expiration of the 180-day lock-up period, we could issue and sell additional shares of our common stock, subject to PC Mall’s consent. Any sale by PC Mall or us of our common stock in the public market, or the perception that sales could occur (for example, as a result of the distribution), could adversely affect the prevailing market price for our common stock.

We may be prevented from raising capital and issuing stock incentives to members of our management and board of directors until PC Mall completes a distribution of our stock.

PC Mall must own 80% or more of our outstanding capital stock to continue to consolidate our business with its other businesses for tax purposes and to preserve the tax-free status of any distribution of its remaining shares of our stock. Therefore, prior to the distribution, we will be limited in our ability to issue voting securities, non-voting stock or convertible debt without PC Mall’s prior consent, and PC Mall may be unwilling to give that consent so long as it still intends to complete the distribution. Under the terms of our Master Separation and Distribution Agreement with PC Mall, PC Mall may prevent us from issuing additional equity securities for purposes such as providing management or director incentives or raising capital through equity issuances if the issuance would result in PC Mall owning less than 80% of our outstanding capital stock.

Your investment in our common stock may be adversely affected if PC Mall does not complete the distribution.

PC Mall has announced that it intends to distribute all of our common stock it owns approximately six months following the completion of this offering. However, the distribution is subject to several conditions and, as a result, the distribution may not occur by that time or may not occur at all. Unless and until the distribution occurs, we will face the risks discussed in this prospectus relating to PC Mall’s control of us and potential conflicts of interest between PC Mall and us. If the distribution is delayed or not completed at all, the liquidity of shares of our common stock in the market may be constrained for as long as PC Mall continues to hold a significant position in our stock. A lack of liquidity in our common stock may adversely affect our stock price.

Our separation agreements with PC Mall may be less favorable to us than if they had been negotiated with unaffiliated third parties.

Prior to the completion of this offering, we will enter into agreements with PC Mall related to the separation of our business operations from PC Mall. These agreements will provide for, among other things, administrative services, office space, inventory management and order fulfillment, information systems operation and administration, employee benefits, customer database management, intellectual property matters, and other ongoing relationships. We will enter into these agreements while we are a wholly-owned subsidiary of PC Mall.

While we believe the agreements are fair to us, had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us.

We will indemnify PC Mall and its representatives and affiliates from all losses they may suffer arising out of or relating to the information contained in this prospectus or any similar documents relating to this offering or the distribution.

Under the terms of our Master Separation and Distribution Agreement with PC Mall, we will agree to indemnify PC Mall and its representatives and affiliates from any losses suffered by PC Mall or its representatives or affiliates arising out of or related to, among other things, any untrue statement of a material fact or material omission in this prospectus or any similar documents relating to this offering or the distribution. For more information about the indemnification obligations we will undertake pursuant to the Master Separation and Distribution Agreement, see “Certain Relationships and Related Transactions—Master Separation and Distribution Agreement—Indemnification.”

Third parties may seek to hold us responsible for liabilities of PC Mall that we did not assume in our agreements.

In connection with our separation from PC Mall, PC Mall will agree to retain all of its liabilities that we do not expressly assume under our agreements with PC Mall. Third parties may seek to hold us responsible for PC Mall’s retained liabilities. Under our agreements with PC Mall, PC Mall has agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from PC Mall.

Our directors and executive officers who own PC Mall common stock or options to acquire PC Mall common stock or who hold positions with PC Mall may have potential conflicts of interest.

Ownership of PC Mall common stock, options to acquire PC Mall common stock and other equity securities by our directors and officers after this offering and the presence of PC Mall officers on our board of directors could create, or appear to create, potential conflicts of interest when our directors and officers are faced with decisions that could have different implications for PC Mall than they do for us. Upon completion of this offering, some of the members of our board of directors will be officers and/or directors or employees of PC Mall. These directors will have fiduciary duties to both companies and may have conflicts of interest on matters affecting both us and PC Mall and in some circumstances may have interests adverse to ours.

We may be required to indemnify PC Mall for taxes arising in connection with the spin-off, and the tax characteristics of the spin-off may interfere with our ability to engage in desirable strategic transactions and issue our equity securities.

Unless Section 355(e) of the Internal Revenue Code, discussed below, applies to the distribution of our stock in the spin-off, the distribution will be tax-free to PC Mall if the distribution qualifies under Section 355 of the Internal Revenue Code. PC Mall expects to receive an opinion of counsel to the effect that the distribution will qualify under Section 355 of the Internal Revenue Code. However, the opinion will be subject to certain representations by us. We are not aware of any facts or circumstances that would cause any of those representations to be untrue. Nonetheless, if the distribution is taxable to PC Mall as a result of representations being untrue that relate to an action or omission by us that occurs after the distribution, we must indemnify PC Mall for any resulting tax-related liabilities.

Even if the distribution qualifies under Section 355 of the Internal Revenue Code, it will be taxable to PC Mall if Section 355(e) of the Internal Revenue Code applies to the distribution. Section 355(e) will apply if 50% or more of PC Mall stock or our stock, by vote or value, is acquired by one or more persons, other than PC

Mall’s historic stockholders who receive our common stock in the distribution, acting pursuant to a plan or a series of related transactions that includes the distribution. Any shares of our stock acquired directly or indirectly within two years before or after the distribution generally are presumed to be part of such a plan unless we can rebut that presumption. If Section 355(e) applies to the distribution because of some action or omission by us after the distribution, then we must indemnify PC Mall for any resulting tax-related liabilities. To prevent applicability of Section 355(e) or to otherwise prevent the distribution from failing to qualify under Section 355 of the Internal Revenue Code, we have also agreed that, until three years after the distribution, we will not take any of the following actions unless prior to taking such action we have obtained (and provided to PC Mall) a written opinion of tax counsel reasonably acceptable to PC Mall or a ruling from the Internal Revenue Service to the effect that such action will not cause the distribution to be taxable to PC Mall:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of our assets;

•	redeem or repurchase our stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected to cause Section 355(e) to apply to the distribution.

We will have to indemnify PC Mall if the distribution becomes taxable to PC Mall by failing to qualify under Section 355 of the Internal Revenue Code or from the application of Section 355(e) of the Internal Revenue Code as a result of these or any other transactions that we undertake after the distribution. This obligation may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our outstanding equity or our issuance of equity securities. If we cannot engage in equity financing transactions because of these constraints, we may not be able to fund our working capital, capital expenditure and research and development requirements, as well as to make other investments.

Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us. In addition, substantial uncertainty exists on the scope of Section 355(e), and we and PC Mall have undertaken, contemplate undertaking or may otherwise undertake in the future transactions which may cause Section 355(e) to apply to the distribution.

Risks Relating to this Offering

There may not be an active trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be maintained following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at the market price. Unless and until PC Mall consummates a distribution of our common stock, the liquidity of our shares in the public market may be constrained because of the limited number of shares that will be held in public hands. Because of this limited liquidity, relatively small trades of our stock may have a disproportionate effect on our stock price.

The initial public offering price of our common stock will be determined by negotiation between us and representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

Our stock price may be volatile and you may lose all or a part of your investment.

The market price of our common stock may be subject to significant fluctuations after our initial public offering. It is possible that our future results of operations may be below the expectations of securities analysts and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	publication of research reports by analysts;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	litigation developments; or

•	general market conditions or other economic factors unrelated to our performance.

In addition, the stock markets have experienced significant price and trading volume fluctuations, and the market prices of retail companies generally and technology and e-commerce companies in particular have been extremely volatile and have recently experienced sharp share price and trading volume changes. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs to us and a likely diversion of our management’s attention.

Our management has broad discretion as to the use of the net proceeds from this offering.

Our management has broad discretion as to the use of the net proceeds that we will receive from this offering. In the event management does not apply these funds effectively, your investment in our common stock may not result in a favorable return.

New investors in our common stock will experience immediate and substantial dilution.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $         in net tangible book value per share of common stock. This dilution figure deducts the estimated underwriting discounts and commissions and estimated offering expenses payable from the public offering price. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants.

Provisions of Delaware law and of our charter and by-laws may make a takeover more difficult.

Provisions in our amended and restated certificate of incorporation and by-laws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. For example, our amended and restated certificate of incorporation and by-laws contain provisions:

•	reserving to our board of directors the exclusive right to change the number of directors and fill vacancies on our board of directors, which could make it more difficult for a third party to obtain control of our board of directors;

•	authorizing the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings;

•	prohibiting stockholder action by written consent, which could delay a third party from acquiring us; and

•	generally requiring the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding voting stock to amend any provision in our amended and restated certificate of incorporation or for stockholders to amend our by-laws, and requiring the affirmative vote of 80% of the outstanding voting stock to amend certain provisions of our amended and restated certificate of incorporation and by-laws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” or “continue,” the negative of these terms or other comparable terminology. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Such statements are subject to risks, uncertainties and assumptions, including those identified in the foregoing “Risk Factors,” as well as other matters not yet known to us or not currently considered material by us. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimate or projected.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. Investors should recognize these statements for what they are and not rely on them as facts. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before investing in our common stock, investors should be aware that the occurrence of the events described under “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

OUR SEPARATION FROM PC MALL

Overview

PC Mall has announced its intention of separating our business from its historical core business. The plan includes the initial public offering of up to         % of our common stock pursuant to this prospectus, to be followed by a distribution of our common stock by PC Mall to its stockholders approximately six months after completion of this offering. Until the completion of this offering, we will be a wholly-owned subsidiary of PC Mall.

Benefits of the Separation

We believe that we will realize benefits from our separation from PC Mall, including the following:

•	Strategic focus and business opportunities. Our separation from PC Mall will allow us to concentrate managerial attention on the needs of our business. As a separate company, we expect to be in a better position to grow our business and serve our customers more effectively through more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to our customers and markets. In addition, we will no longer have to compete with other subsidiaries within the PC Mall organization for the allocation of resources and product supply.

•	Incentives for employees more directly linked to our performance. We expect to enhance our employees’ motivation and to strengthen our management’s focus through incentive compensation programs tied to the market performance of our common stock. Our separation from PC Mall will enable us to offer our employees compensation more directly linked to the performance of our business than when we were a part of PC Mall. We believe that these incentives will also enhance our ability to attract and retain qualified personnel.

•	Ability to grow our business through the reduction of perceived vendor conflicts. We believe that a number of our existing or targeted vendors may be reluctant to engage in significant business transactions with us while we are a subsidiary of PC Mall because these vendors may compete with or supply their products to other divisions of PC Mall. We believe that our separation from PC Mall will eliminate this perceived conflict, providing us the opportunity to broaden and deepen our vendor relationships and grow our business.

•	Market recognition of the value of our business. As a separate, stand-alone company, we will offer a more focused investment opportunity than we have offered as part of the PC Mall organization. We expect that this will promote a more efficient equity valuation of our company.

•	Direct access to capital markets. As a separate public company, we will have direct access to the capital markets to issue equity or debt securities.

•	Increased ability to pursue strategic acquisitions. With the ability to issue our own stock as consideration for an acquisition, we expect to be better positioned to pursue strategic acquisitions to grow our business. However, our ability to use our equity securities to engage in acquisitions will be restricted for a period of time after the distribution. For a discussion of these limitations, please see “Risk Factors—Risks Relating to Our Relationship with PC Mall.”

Separation and Transitional Arrangements

Prior to the completion of this offering, we will enter into agreements with PC Mall related to the separation of our business operations from PC Mall. These agreements will provide for, among other things, administrative services, office space, inventory management and order fulfillment, information systems operation and administration, employee benefits, customer database management, intellectual property matters, and other ongoing relationships. We expect to establish our own inventory management and order fulfillment capabilities prior to the completion of our spin-off from PC Mall. With limited exceptions, the other services to be provided under our agreements with PC Mall are not expected to extend beyond 12 months from the completion of this offering. PC Mall currently offers many of the same products for sale as we offer, and PC Mall will not be restricted from competing with us in the future. For a description of the terms of the agreements we will enter into with PC Mall, please see “Certain Relationships and Related Transactions.”

Distribution by PC Mall of Our Common Stock

After completion of this offering, PC Mall will own approximately         % of the outstanding shares of our common stock, or approximately         % if the underwriters fully exercise their option to purchase additional shares from us. PC Mall has advised us that it intends to distribute its remaining ownership interest in our company to its common stockholders. PC Mall expects the distribution to take the form of a spin-off by means of a special dividend to its common stockholders of all of our common stock owned by PC Mall approximately six months after completion of this offering. PC Mall is not obligated to complete any distribution, and we cannot assure you as to whether, when or how any distribution will occur.

PC Mall, in its sole and absolute discretion, will determine the date of any distribution and its timing, terms and conditions, subject to its 180 day lock-up agreement with the representatives of the underwriters. PC Mall’s decision whether to proceed with any distribution is subject to various considerations, including the taxable or tax-free nature of the distribution, future market conditions and other circumstances that may cause PC Mall’s board of directors to conclude that a distribution would not be in the best interests of PC Mall’s stockholders. We have agreed to take all actions reasonably requested by PC Mall to facilitate the distribution.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the              shares of common stock we are offering will be approximately $            , or approximately $             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use $             of the net proceeds of this offering to repay in full the note payable to PC Mall and to use the remaining $             of the net proceeds from the offering for general corporate purposes, including working capital, capital expenditures and other corporate expenses. The note to PC Mall will be issued in partial payment of a dividend to be made prior to completion of this offering, bears simple interest at 4% per annum and is due and payable in full upon completion of this offering. We may also use a portion of the net proceeds from this offering to acquire or invest in businesses or technologies that complement our business. We currently have no commitments or agreements to make any acquisitions or investments. We have not determined the amounts we plan to spend on any of the uses described above or the timing of these expenditures. Pending the use of the net proceeds of this offering, we intend to invest these funds in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

Prior to completion of this offering, we expect to declare a dividend of $             to PC Mall, of which $             will be paid in the form of a promissory note, and the remaining $             will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed. We intend to repay this note in full from the proceeds of this offering.

We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, terms of financing arrangements, capital requirements and such other factors as our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect (1) our dividend to PC Mall of $ , of which $ will be paid in the form of a promissory note, and the remaining $ will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed, (2) the filing of an amended and restated certificate of incorporation to authorize a class of undesignated preferred stock and to increase our authorized common stock, and (3) our release as a co-borrower under PC Mall’s credit facility with a third-party lender; and

•	on a pro forma basis as adjusted to reflect (1) the receipt of the estimated net proceeds from the sale of shares of common stock offered hereby at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and (2) the payment to PC Mall of $ upon completion of this offering in repayment of the promissory note payable to PC Mall.

	As of March 31, 2004
	Actual	Pro Forma		Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$—	$		$

Receivable from PC Mall—PC Mall commercial line of credit	32,470		—
PC Mall commercial line of credit	(32,470)		—
Note payable to PC Mall	—
Stockholders’ equity:
Preferred stock, par value $0.001 per share, no shares authorized, actual; 10,000,000 shares authorized, pro forma and as adjusted; no shares issued and outstanding, actual, pro forma and as adjusted	—
Common stock, $0.001 par value, 20,000,000 shares authorized, actual; 100,000,000 shares authorized, pro forma and as adjusted; 10,000,000 shares issued and outstanding, actual and pro forma; shares issued and outstanding, as adjusted	10
Additional paid-in capital	16,602
Capital contribution due from PC Mall	(2,543)
Accumulated deficit	(10,043)

Total stockholders’ equity	4,026

Total capitalization	$4,026	$		$

The preceding table does not include:

•	662,000 shares of our common stock subject to outstanding options as of March 31, 2004 at a weighted average exercise price of $5.63 per share;

•	options to purchase an aggregate of shares of our common stock that we have granted since March 31, 2004 or expect to grant to our employees upon the completion of this offering; and

•	additional shares, plus annual increases, reserved for future issuance under our stock incentive plans.

In connection with out spin-off from PC Mall, each outstanding option and warrant to purchase PC Mall common stock will be converted into an adjusted PC Mall option or warrant and an option or warrant to purchase a number of shares of eCost.com common stock based on the distribution ratio. As of May 31, 2004, there were options and warrants to purchase an aggregate of 2,315,600 shares of PC Mall common stock outstanding. For a discussion of the treatment of outstanding PC Mall options and warrants, please see “Management—Employee Benefit Plans—Treatment of Outstanding PC Mall Options.”

This information should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

DILUTION

Our net tangible book value at March 31, 2004 was approximately $(0.7) million, or $(0.07) per share. Our pro forma net tangible book value at March 31, 2004 was approximately $         million, or $         per share. Pro forma net tangible book value gives effect to our dividend to PC Mall of $             to be made prior to this offering, of which $             will be paid in the form of a promissory note to PC Mall, and the remaining $             will be paid by the settlement of the capital contribution due from PC Mall outstanding as of March 31, 2004. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth, which is total tangible assets less total liabilities, by the number of shares of common stock outstanding immediately before this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2004 would have been approximately $             million, or $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to PC Mall, our sole stockholder prior to this offering, and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing shares of common stock in this offering.

The following table illustrates the per share dilution:

Assumed initial public offering price per share			$
Historical net tangible book value per share as of March 31, 2004		$(0.07)
Pro forma decrease in net tangible book value per share attributable to dividend to be paid to PC Mall prior to this offering	$

Pro forma net tangible book value per share before this offering
Pro forma increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors			$

The following table shows as of March 31, 2004, on the pro forma as adjusted basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by PC Mall and by investors purchasing shares of common stock in this offering at an assumed initial public offering price of $             per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
PC Mall	10,000,000%		$125,000%		$0.0125
New investors
Total		100.0%		$100.0%

If the underwriters’ over-allotment option is exercised in full, the amount of shares held by PC Mall will decrease to         % of the total number of shares of common stock outstanding and the number of shares held by new investors will increase to             , or         % of the total shares of common stock outstanding after this offering.

The discussion and tables above assume no exercise of options outstanding under our stock incentive plans and no issuance of shares reserved for future issuance under our stock incentive plans. As of March 31, 2004, there were options to purchase 662,000 shares of our common stock outstanding at a weighted average exercise

price of $5.63 per share. Upon completion of this offering, we expect to grant options to purchase approximately              shares of our common stock to our employees. Approximately              shares of our common stock are reserved for issuance under our stock incentive plans. In connection with our spin-off from PC Mall, each outstanding option and warrant to purchase PC Mall common stock will be converted into an adjusted PC Mall option or warrant and an option or warrant to purchase a number of shares of eCOST.com common stock based on the distribution ratio. For a discussion of the treatment of outstanding PC Mall options and warrants, please see “Management—Employee Benefit Plans—Treatment of Outstanding PC Mall Options.” There will be further dilution to new investors to the extent that any options to purchase our common stock are granted and exercised.

SELECTED FINANCIAL AND OPERATING DATA

(in thousands, except per share and operating data)

The following selected financial and operating data should be read in conjunction with the financial statements and related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 have been derived from our audited financial statements included elsewhere in this prospectus. The balance sheet data as of December 31, 2001 have been derived from audited financial statements not included in this prospectus. The statement of operations data for the three months ended March 31, 2003 and 2004 and the balance sheet data as of March 31, 2004 have been derived from our unaudited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from unaudited financial statements not included in this prospectus. The selected operating data for all periods presented are unaudited and have been derived from internal records of our operations. Historical financial information may not be indicative of our future performance as an independent company.

	Year Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002	2003		2003	2004
Statement of Operations Data:
Net sales	$36,430	$109,513	$83,996	$89,009		$109,709	$23,890		$38,190
Cost of goods sold	36,316	104,170	75,057	79,429		99,409	21,476		34,732

Gross profit	114	5,343	8,939	9,580		10,300	2,414		3,458
Selling, general and administrative expenses	6,135	14,956	8,578	8,945		9,885	2,106		3,480

Income (loss) from operations	(6,021)	(9,613)	361	635		415	308		(22)
Interest expense—PC Mall(1)	—	430	675	461		76	76		—
Interest expense—PC Mall commercial line of credit(2)	347	1,070	709	1,097		1,476	224		401
Interest income—PC Mall commercial line of credit(2)	(347)	(1,070)	(709)	(1,097)		(1,476)	(224)		(401)

Income (loss) before income taxes	(6,021)	(10,043)	(314)	174		339	232		(22)
Income tax provision (benefit)(3)	—	—	—	27		(5,872)	—		(9)
Cumulative effect of change in accounting principle(4)	—	(10)	—	—		—

Net income (loss)	$(6,021)	$(10,053)	$(314)	$147		$6,211	$232		$(13)

Earnings (loss) per share:
Basic	$(0.60)	$(1.01)	$(0.03)	$0.01		$0.62	$0.02		$(0.00)
Diluted	$(0.60)	$(1.01)	$(0.03)	$0.01		$0.61	$0.02		$(0.00)
Weighted average number of shares(5):
Basic	10,000	10,000	10,000	10,000		10,000	10,000		10,000
Diluted	10,000	10,000	10,000	10,277		10,227	10,277		10,000

Unaudited pro forma earnings per share(6):
Basic					$			$
Diluted					$			$

Unaudited pro forma weighted average number of shares(5):
Basic
Diluted

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Selected Operating Data (unaudited):
Total customers(7)	398,948	517,196	720,422	557,954	793,808
Active customers(8)	156,871	156,361	261,493	174,182	300,914
New customers(9)	130,470	118,248	203,226	40,758	73,386
Number of orders(10)	155,700	171,979	330,980	63,048	119,192
Average order value(11)	$565	$533	$345	$395	$333
Advertising expense(12)	$2,849,000	$3,072,000	$3,609,000	$635,000	$1,306,000

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2004
Balance Sheet Data:
Cash and cash equivalents	$—	$—	$—	$—	$—	$—
Working capital (deficiency)	(6,317)	(16,622)	(16,649)	(16,276)	(1,312)	(831)
Total assets	13,717	26,827	13,589	24,765	39,476	41,573
Long-term obligations, less current portion	—	—	—	—	—	—
Total liabilities(13)	19,613	42,776	29,852	40,866	35,437	37,547
Stockholder’s equity (deficit)	(5,896)	(15,949)	(16,263)	(16,101)	4,039	4,026

(1)	Interest expense related to net advances from PC Mall. See note 7 of the notes to financial statements.

(2)	Interest expense and interest income related to borrowings by PC Mall under its commercial line of credit and the related receivable from PC Mall. See note 3 of the notes to financial statements.

(3)	Results primarily from a reversal of a valuation allowance for the net deferred tax asset in 2003. See note 4 of the notes to financial statements for an explanation of the deferred tax asset.

(4)	Represents the cumulative effect of the adoption of Staff Accounting Bulletin No. 101 resulting from the change in timing of revenue recognition for goods delivered. The change in accounting did not have a material effect on basic or diluted net loss per share.

(5)	See note 1 of the notes to financial statements for an explanation of the determination of the number of shares used to compute the basic and diluted per share amounts. See note 8 of the notes to financial statements for an explanation of the calculation of the number of shares used to determine pro forma earnings per share and pro forma weighted average number of shares.

(6)	The pro forma data above gives effect to our dividend to PC Mall of $ million prior to completion of this offering, of which will be paid in the form of a promissory note, and the remaining will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed. In addition, the pro forma data above gives effect to our release as a co-borrower under PC Mall’s commercial line of credit facility with a third-party lender.

(7)	Total customers has been calculated as the cumulative number of customers for which orders have been taken from our inception to the end of the reported period.

(8)	Active customers consists of the number of customers who placed orders during the 12 months prior to the end of the reported period.

(9)	New customers represents the number of persons that established a new account and placed an order during the reported period.

(10)	Number of orders represents the total number of orders shipped during the reported period (not reflecting returns).

(11)	Average order value has been calculated as gross sales divided by the total number of orders during the period presented. The impact of returns is not reflected in average order value.

(12)	Advertising expense includes the total dollars spent on advertising during the reported period, including Internet, direct mail, print and e-mail advertising, as well as customer list enhancement services.

(13)	Includes a liability related to borrowings by PC Mall under its commercial line of credit and the related receivable from PC Mall. See note 3 of the notes to financial statements.

UNAUDITED PRO FORMA FINANCIAL DATA

You should read the following unaudited pro forma combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus.

The unaudited pro forma statements of operations reflect our operations as if our separation from PC Mall and the related transactions described below had occurred as of January 1, 2003. The unaudited pro forma balance sheet reflects our operations as if our separation from PC Mall and the related transactions described below had occurred as of March 31, 2004.

The unaudited pro forma financial statements give pro forma effect to:

•	our receipt of $ million from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	our dividend to PC Mall of $ , of which $ will be paid in the form of a promissory note, and the remaining $ will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed;

•	our release as a co-borrower under PC Mall’s commercial line of credit with a third-party lender; and

•	our payment, upon completion of this offering, of $ to PC Mall in repayment of the promissory note to PC Mall.

We derived the unaudited pro forma financial statements set forth below from our audited financial statements for the year ended December 31, 2003 and our unaudited financial statements for the three months ended March 31, 2004, which are included elsewhere in this prospectus. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. In management’s opinion, the unaudited pro forma financial statements are not intended to represent what our financial position and results of operations actually would have been had our separation from PC Mall and the related transactions described above occurred on the dates indicated or to project our future financial performance.

The unaudited pro forma statements of operations do not reflect estimates of one-time or ongoing incremental costs required to operate as a separate, stand-alone company. We currently estimate that we will incur incremental additional operating expenses as a result of becoming a stand-alone public company. These costs are expected to include certain administrative costs for services currently performed for us by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment (which will be reported in cost of goods sold until we establish our own inventory management and order fulfillment capabilities), credit card processing, information systems operation and administration, advertising services, and use of office space, as well as other incremental costs we expect to incur, including increased legal and accounting expenses, increased personnel and employee benefit costs, the cost of establishing an investor relations department, non-employee director costs and higher insurance premiums. In addition, prior to the completion of the distribution, we plan to enter into a lease for our own distribution center and will become responsible for our own inventory management and order fulfillment operations. With regard to new contractual agreements with PC Mall, we do not expect to incur any material increase in expenses from those that have already been reflected in our historical results. We also estimate that we will need to spend approximately $2.3 million in capital expenditures through 2005 to establish ourselves as an independent company. These expenditures will include warehouse and distribution equipment, additional hardware and software for our computer systems and furniture and fixtures.

The unaudited pro forma financial statements also do not reflect a non-cash stock-based compensation charge of approximately $             million (based on the assumed initial public offering price of $             per share) we will record upon completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

eCOST.com, Inc.

Unaudited Pro Forma Statement of Operations

for the year ended December 31, 2003

(dollars in thousands, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma Adjusted
Net sales	$109,709			109,709
Cost of goods sold	99,409			99,409

Gross profit	10,300			10,300
Selling, general and administrative expenses	9,885			9,885

Income from operations	415			415
Interest expense—PC Mall	76			76
Interest expense—PC Mall commercial line of credit	1,476	(1,476	)(b)	—
Interest income—PC Mall commercial line of credit	(1,476)	1,476	(b)	—

Income before income taxes	339			339
Income tax benefit	(5,872)			(5,872)

Net income	$6,211			$6,211

Earnings per share:
Basic	$0.62			(a)
Diluted	$0.61

Weighted average number of shares:
Basic	10,000			(a)
Diluted	10,227

See accompanying notes to unaudited pro forma financial statements.

eCOST.com, Inc.

Unaudited Pro Forma Statement of Operations

for the three months ended March 31, 2004

(dollars in thousands, except per share amounts)

	Historical	Pro Forma Adjustments		Pro Forma Adjusted
Net sales	$38,190			38,190
Cost of goods sold	34,732			34,732

Gross profit	3,458			3,458
Selling, general and administrative expenses	3,480			3,480

Loss from operations	(22)			(22)
Interest expense—PC Mall commercial line of credit	401	(401	)(b)	—
Interest income—PC Mall commercial line of credit	(401)	401	(b)	—

Income before income taxes	(22)			(22)
Income tax benefit	(9)			(9)

Net loss	$(13)			$(13)

Earnings per share:
Basic	$0.00			(a)
Diluted	$0.00

Weighted average number of shares:
Basic	10,000			(a)
Diluted	10,000

See accompanying notes to unaudited pro forma financial statements.

eCOST.com, Inc.

Unaudited Pro Forma Balance Sheet

As of March 31, 2004

(in thousands, except share and per share amounts)

	Historical	Pro Forma Adjustments		Total Before Offering Proceeds	Pro Forma for Offering Proceeds		Pro Forma As Adjusted
Assets:
Cash	$—				(c	)
Receivables, less allowances	2,730
Inventories	1,315
Other current assets	46				(c	)
Deferred income taxes	155
Receivable from PC Mall—PC Mall commercial line of credit	32,470	(b	)

Total current assets	36,716
Equipment and leasehold improvements, net	119
Due from PC Mall, net	340	(b	)
Deferred income taxes	4,214
Other assets	184

Total assets	$41,573

Liabilities and Stockholders’ Equity:
Accounts payable	$2,162
Accrued expenses and other current liabilities	1,440
Deferred revenue	1,475
PC Mall commercial line of credit	32,470	(b	)
Note payable to PC Mall	—	(a	)		(c	)

Total current liabilities	37,547

Total liabilities	37,547

Stockholders’ equity:
Preferred stock, par value $0.001 per share, no shares authorized and outstanding as of March 31, 2004; 10,000,000 shares authorized and no shares outstanding pro forma	—
Common stock, par value $0.001 per share, 20,000,000 shares authorized and 10,000,000 shares issued and outstanding as of March 31, 2004; 100,000,000 shares authorized and shares outstanding pro forma	10				(c	)
Additional paid-in capital	16,602	(a	)		(c	)
Capital contribution due from PC Mall	(2,543)	(a	)
Retained earnings (accumulated deficit)	(10,043)	(b	)

Total stockholders’ equity	4,026

Total liabilities and stockholders’ equity	$41,573

See accompanying notes to unaudited pro forma financial statements.

Notes to Unaudited Pro Forma Financial Statements

(a)	Immediately prior to the consummation of this offering, we will declare a dividend to PC Mall consisting of $ million, of which $ will be paid in the form of a promissory note, and the remaining $ will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed. Upon completion of this offering, we will pay $ to PC Mall in repayment of the promissory note.

The total amount of the dividend to PC Mall, when aggregated with the amount of PC Mall’s benefit realized from the utilization of a portion of our net operating losses totaling $1,528 in 2003, exceed net income for the year ended December 31, 2003. If the offering contemplated by this prospectus had been consummated on December 31, 2003 at an offering price of $             per share,              shares would have been necessary to replace the capital in excess of earnings being withdrawn (assuming the PC Mall dividend and tax benefits totaling $            , less net income of $6,211). Adjusted pro forma income per share and adjusted pro forma weighted average number of shares reflect the impact of these additional shares as if they had been issued.

(b)	The pro forma data above gives effect of our release as a co-borrower under PC Mall’s commercial line of credit with a third-party lender, resulting in the elimination of both the $32.5 million receivable from PC Mall and PC Mall’s borrowings of $32.5 million under its commercial line of credit. Estimated fees of $ will be incurred by the Company in obtaining the release of the Company as co-borrower. Additionally, the historic Interest Expense—PC Mall Commercial Line of Credit and Interest Income—PC Mall Commercial Line of Credit have been eliminated which has no impact on net income.

(c)	Represents the receipt of the estimated net proceeds from the sale of shares of common stock offered hereby at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, less the payment to PC Mall of $ upon completion of this offering in repayment of the promissory note payable to PC Mall.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations together with the financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a multi-category online discount retailer of high quality new, close-out and refurbished merchandise to consumers and small businesses. We offer a broad selection of brand-name products at competitive prices. We currently offer over 100,000 products in seven merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, and video games. We appeal to a broad range of consumer and small business customers through a unique and convenient buying experience offering two shopping formats: every day low price and our proprietary Bargain Countdown™. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices. We also provide rapid response customer service utilizing our hybrid fulfillment model from a strategically located distribution center and third-party fulfillment providers, as well as customer support from online and on-call sales representatives. We offer suppliers an efficient sales channel for merchandise in all stages of the product life cycle. We believe that our extensive selection of merchandise offered across a broad range of categories in a convenient shopping environment, combined with our rapid response service, creates customer loyalty and repeat customer orders.

We were originally formed in February 1999 as a retail website focused primarily on computer hardware, software, peripherals and networking products priced aggressively to achieve higher sales volumes. We were also focused on building brand awareness and growing our customer base. In mid 2000, we changed our focus to emphasize profitability over growth by reducing our advertising expenditures, reducing customer acquisition costs, improving product margins, expanding our product categories and introducing a greater level of close-out and refurbished products to our merchandise mix. From November 2002 until April 2004, we also offered our products through an auction format, from which we derived net sales of $226,450 from the beginning of 2003 through April 2004 when we discontinued our auction format.

Our financial results are influenced by factors in the marketplace in which we operate and our successful execution of our business strategy. Marketplace factors include competition for customers, product pricing, online advertising costs, growth in online shopping, and promotional offers such as coupons and free shipping. We expect that the online marketplace environment will remain a price competitive and promotion-driven environment where companies that run efficient, high volume operations thrive. Our ability to execute our business strategy successfully will require us to meet a number of challenges, particularly our ability to:

•	remain price competitive while maintaining or increasing our gross margins;

•	establish separate operations, vendor relationships, and inventory management and fulfillment functions;

•	continue to find efficient ways to invest in advertising as we grow our customer base;

•	maintain or increase our levels of vendor marketing and co-op advertising funds; and

•	develop and grow new merchandise categories.

Basis of Presentation

Our financial statements have been derived from the consolidated financial statements and accounting records of PC Mall, in which we have been reported as a separate segment, using the historical results of operations, and historical basis of assets and liabilities of our business. The statements of operations include expense allocations for certain corporate functions historically provided to us by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services, and use of office space. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to PC Mall’s other businesses, of net sales, payroll, net cost of goods sold, square footage, headcount or other methods that we believe to be reasonable. We and PC Mall considered these allocated charges to be a reasonable reflection of the utilization of services provided; however, we have not made a determination of whether these expenses are comparable to those we could have obtained from an unrelated third party. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the statements of operations. Additionally, PC Mall uses a centralized approach to cash management and the financing of its operations with all related activity between PC Mall and our company reflected as inter-company payables and receivables on our balance sheet.

We believe the assumptions underlying the financial statements are reasonable. However, the financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented. The historical financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a public company or our spin-off from PC Mall.

Financial Operations Overview

Our management monitors a variety of financial and non-financial metrics on a daily, weekly and monthly basis in order to track the progress of our business and make adjustments as necessary. We believe that the most important of these measures include sales, orders shipped, website traffic, active customers, new customers, number of orders, average order value, gross margin, co-op advertising revenues, customer acquisition costs, advertising expense, personnel costs, fulfillment costs, relationship manager productivity, and accounts receivable aging for our business customers. Management compares the various metrics against goals and budgets, and takes appropriate action to enhance our performance. Our management will monitor additional measures following this offering such as liquidity and cash resources. As we transition to becoming an independent company, we anticipate that management will focus on further measures such as inventory turnover.

We derive our revenue from sales of products and services to consumers and businesses. Consumer sales consist of orders placed through our eCOST.com website or by inbound telephone orders. Business sales consist of sales made to assigned business customers through our business customer relationship managers who are focused primarily on sales to small businesses, but also service businesses of all types and sizes. Business sales also include orders placed through customized corporate websites. Sales to unassigned business customers are included in consumer sales. We also generate revenue from handling fees and shipping fees we charge our customers, as well as other services. We record our revenue net of returns, coupons, credit card fraud and chargebacks, and other discounts. Our revenues may fluctuate from period to period as a result of special offers we provide such as free shipping, coupons and other special promotions.

Consumer sales represented 99.0%, 82.7% and 72.4% of our total net sales for the 2001, 2002 and 2003 fiscal years and 73.8% and 66.8% of total net sales for the three months ended March 31, 2003 and 2004. Business sales represented 1.0%, 17.3% and 27.6% of our total net sales for the 2001, 2002 and 2003 fiscal years and 26.2% and 33.2% of total net sales for the three months ended March 31, 2003 and 2004. We expect business sales to continue to increase as a percentage of total net sales. No single customer accounted for more than 2% of our total net sales for 2003 or more than 3% of our total net sales for the three months ended March 31, 2004.

We believe that the principal drivers of our revenue consist of the average order value placed by our customers, the number of orders placed by both existing and new customers, special offers we make available that result in incremental orders and our ability to attract new customers.

Cost of goods sold primarily consists of the cost of the product, inbound and outbound shipping, fixed and variable fulfillment costs charged by PC Mall, and restocking fees on returned products. Cost of goods sold is reduced by certain vendor consideration, such as market development funds and co-op advertising funds, which has been allocated and credited to us by PC Mall on a historical basis. For our 2001, 2002 and 2003 fiscal years, we derived approximately 75%, 82% and 84% of our net sales from products sold out of inventory purchased from PC Mall, and we purchased the remaining inventory from independent suppliers. For the three months ended March 31, 2003 and 2004, these percentages were 82% and 88% of our net sales. We expect to begin purchasing substantially all of our inventory from independent suppliers other than PC Mall prior to the completion of the distribution.

Our gross profit margins are impacted by a number of factors. Product margins are typically lower for business sales than for consumer sales and are also affected by the category of merchandise. Gross profit margin may vary depending on various additional factors, including the introduction of new product categories, the mix of sales among our product categories, pricing of products by our vendors, fluctuations in key vendor support programs and price protection, pricing strategies, promotional programs, market conditions, packaging, excess and obsolete inventory charges, and other factors. Prior to the completion of our spin-off from PC Mall, we expect to transition to performing inventory management and order fulfillment functions on our own. After we have made this transition, fulfillment costs will be included in selling, general and administrative expenses rather than in cost of goods sold. The fulfillment costs included in cost of goods sold for our 2001, 2002 and 2003 fiscal years were $0.9 million, $1.0 million and $1.7 million, and were $0.4 million and $0.5 million for the three months ended March 31, 2003 and 2004.

Selling, general and administrative (“SG&A”) expenses consist primarily of advertising expenses; including online marketing activities and the costs of catalog production; personnel costs; fixed costs, such as rent, common area maintenance and depreciation; variable costs, such as credit card processing charges and bad debt expenditures; legal and accounting fees; administrative service charges from affiliates of PC Mall; and other costs. Following this offering, we will incur additional general and administrative expenses related to operating as a public company, such as increased legal and accounting expenses; increased executive compensation, personnel and employee benefit costs; the cost of establishing an investor relations department; non-employee director costs and higher insurance premiums. In addition, prior to the completion of the distribution, we plan to enter into a lease for our own distribution center and will become responsible for our own warehousing, inventory management and order fulfillment. After we have made the transition to performing these inventory management and order fulfillment functions, we will record fulfillment costs in SG&A expenses, and we expect a corresponding increase in SG&A expenses. To the extent we use traditional forms of offline advertising in the future, we expect that our SG&A expenses will increase on an absolute dollar basis and may increase as a percentage of net sales.

We are a co-borrower under PC Mall’s $75.0 million commercial line of credit, which includes a $5 million flooring facility. The lenders for these lines have agreed to release us from all obligations under these credit facilities upon completion of this offering. PC Mall has directly received all proceeds under this line of credit, and directly paid all principal and interest with respect thereto. Although we have not directly utilized proceeds from this line of credit and separately account for amounts we borrow from PC Mall, because we are a co-borrower, along with all of the other PC Mall subsidiaries, with joint and several liability under such line of credit, the outstanding balance under the PC Mall commercial line of credit included in PC Mall’s consolidated financial statements has been included for financial reporting purposes in our stand-alone financial statements appearing elsewhere in this prospectus. As described below and in note 3 to our financial statements, our financial statements reflect offsetting interest expense and interest income with respect to such line of credit.

“Interest expense—PC Mall” is a charge by PC Mall for advances to us for working capital. We calculate the amount of this interest expense monthly using the prime rate in effect at such time multiplied by the cumulative balance due to PC Mall, net of an amount equal to the amount of approximately one month’s inventory purchases (to approximate standard vendor terms).

“Interest expense—PC Mall commercial line of credit” represents PC Mall’s consolidated interest expense for advances under its commercial line of credit made to PC Mall to fund the operations of its consolidated group. We are a co-borrower under PC Mall’s commercial line of credit and, accordingly, are jointly and severally liable for outstanding obligations under this commercial line of credit. “Interest income—PC Mall commercial line of credit” represents our recognition of interest income from PC Mall to reimburse us for the consolidated debt obligation that we record in our financial statements and that reflects PC Mall’s cost to fund the operations of its consolidated group. All costs associated with PC Mall’s borrowings to fund our operations are recorded under “Interest expense–PC Mall.” The lender has agreed to release us from all obligations under PC Mall’s commercial line of credit upon completion of this offering. For a discussion of the PC Mall commercial line of credit, see note 3 of the notes to financial statements.

Income taxes were calculated as if we filed separate tax returns. However, PC Mall was managing its tax position for the benefit of its entire portfolio of businesses, and its tax strategies are not necessarily reflective of the tax strategies that we would have followed or will follow as a stand-alone company. As described below and in note 4 to our financial statements, the release of a $6.0 million valuation allowance on deferred tax assets had a significant favorable impact on our 2003 results of operations.

We believe there is a moderate level of seasonality in our business, reflecting fluctuations in online commerce and the general pattern of peak sales for the retail industry during the holiday shopping season. Sales in the traditional retail industry are generally higher in the first and fourth calendar quarters of the year. We believe that our historical revenue growth makes it difficult to predict the effect of seasonality on our future revenues and results of operations.

In 1999 and 2000, we granted non-qualified stock options to certain of our and PC Mall’s employees. These options were exercisable only upon the earlier to occur of an initial public offering or sale of our company or a period of five to seven years following the grant date of the options. Certain awards contain repurchase rights at the original exercise price in the event of employee termination, which right terminates in the event of an initial public offering or sale of our company. As a result of the contingent nature of these options, a new measurement date will occur upon the consummation of this offering, and we will be required to record stock-based compensation expense equal to the difference between the exercise prices of these options and the initial public offering price for employees and at fair value using the Black-Scholes option-pricing model for non-employees. Based on the assumed initial public offering price of $             per share, we will record a non-cash compensation charge of approximately $             million upon completion of this offering.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.

Our management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.

We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition.    We adhere to the revised guidelines and principles of sales recognition described in Staff Accounting Bulletin No. 104, “Revenue Recognition,” issued as a revision to Staff Accounting Bulletin No. 101, “Revenue Recognition.” While the wording of SAB 104 has revised the original SAB 101, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectibility is reasonably assured. Under these guidelines, we recognize a majority of our sales, including revenue from product sales and gross outbound shipping and handling charges, upon receipt of the product by the customer. For all product sales shipped directly from suppliers to customers, we are the primary obligor in the transaction, and we take title to the products sold upon shipment, bear credit risk, and bear inventory risk for returned products that are not successfully returned to suppliers; therefore, we recognize these revenues at gross sales amounts.

Sales are reported net of estimated returns and allowances, coupon redemptions and credit card fraud and chargebacks, all of which are estimated based upon recent historical information such as return and redemption rates, and fraud and chargeback experience. Management also considers any other current information and trends in making estimates. Our coupon redemptions are based upon the quantity of eligible orders transacted during the period and the estimated redemption rate, using historical experience rates for similar products or coupon amounts. Estimated redemption rates and the related coupon expense and liability are regularly adjusted as actual coupon redemptions for the program are processed. If actual sales returns, allowances, discounts, coupon redemptions and credit card fraud and chargebacks are greater than estimated by management, additional expense may be incurred.

Allowance for Doubtful Accounts Receivable.    We maintain an allowance for doubtful accounts receivable based upon estimates of future collection. We extend credit to our business customers based upon an evaluation of each business customer’s financial condition and credit history, and generally do not require collateral. Our business customers’ financial condition and credit and payment history are evaluated in determining the adequacy of our allowance for doubtful accounts. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required.

Reserve for Inventory Obsolescence.    PC Mall maintains allowances for the valuation of inventory by estimating the obsolete or unmarketable inventory based on the difference between inventory cost and market value determined by general market conditions, nature, age and type of each product. At such time as we establish our own inventory management and order fulfillment facilities, we plan to use a similar methodology for determining our inventory reserves. PC Mall allocates and charges a portion of such allowance to us in the form of a restocking fee, and regularly evaluates the adequacy of its inventory reserve and determines the amount of such reserve to allocate and charge to us. If the inventory reserve subsequently proves insufficient, additional inventory write-downs may be required, which is recorded as an increase in cost of goods sold. This additional write-down amounted to less than $0.1 million in each of 2001, 2002 and 2003.

Income Taxes.    Our income tax provision is computed as if a separate company tax return were being filed. However, PC Mall files a consolidated federal income tax return and a combined state income tax return that include our operating results. We account for income taxes under the liability method, under which we recognize deferred income taxes by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of our existing assets and liabilities. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance against our deferred tax assets. In making this assessment, we are required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of our net deferred assets will be realized in future periods. Based on our current forecasts and projections supporting the future utilization of deferred tax benefits, our recent earnings history, and the fact that net operating losses of $12.2 million are not limited with respect to their utilization and are available over a remaining carryover period of approximately 16 to 18 years to offset future taxable income, we have not recorded a valuation allowance at December 31, 2003 or March 31, 2004. In the event that actual results differ from those estimates or we adjust those estimates in future periods, we may need to record a valuation allowance, which may impact deferred tax assets and the results of operations in the period the change is made.

Our Separation from PC Mall

We were incorporated in Delaware in February 1999, as a wholly-owned subsidiary of PC Mall. We have operated as a reporting segment of PC Mall’s business since April 1999. After the completion of this offering, PC Mall will own approximately       % of the outstanding shares of our common stock, or approximately       % if the underwriters exercise their over-allotment option in full. PC Mall has advised us that it intends to distribute its remaining ownership interest in our company to its common stockholders. PC Mall expects the distribution to take the form of a spin-off by means of a special dividend to its common stockholders of all of our common stock owned by PC Mall approximately six months after completion of this offering. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of a favorable opinion of PC Mall’s tax counsel as to the tax-free nature of the distribution for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all.

As a subsidiary of PC Mall, we have received services provided by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services, and use of office space. In consideration for these services, PC Mall has historically allocated and charged to us a portion of its related overhead costs. Management believes that the amounts charged to us by PC Mall generally have been no less favorable to us than costs we would have incurred to obtain such services on our own or from unaffiliated third parties. Following this offering, we expect to incur certain costs in connection with operating as a stand-alone company that will exceed the costs that are currently incurred or are charged to us by PC Mall. We anticipate that we will incur incremental operating expenses as a result of becoming a stand-alone public company. These stand-alone costs include certain administrative costs for services currently performed for us by PC Mall, as well as other incremental costs we will incur, including increased legal and accounting expenses; increased executive compensation; personnel and employee benefit costs; the cost of establishing an investor relations department; non-employee director costs and higher insurance premiums. In addition, prior to the completion of the distribution, we plan to enter into a lease for our own distribution center and will become responsible for our own inventory management and order fulfillment operations. We also estimate that we will need to spend approximately $2.3 million in capital expenditures through 2005 to establish ourselves as an independent company. These expenditures will include warehouse and distribution equipment, additional hardware and software for our computer systems, and furniture and fixtures. We expect to fund the purchase of such capital equipment with working capital, including the proceeds from this offering.

Prior to the completion of this offering, we will enter into agreements with PC Mall related to the separation of our business operations from PC Mall and certain ongoing relationships between us and PC Mall following this offering. The agreements between our company and PC Mall will cover administrative services, office space, inventory management and order fulfillment, information systems operation and administration, employee benefits, customer database management, intellectual property matters, and other ongoing relationships. These agreements provide for specified charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, plus an additional 5% on administrative and other services. Under our current arrangement with PC Mall, we purchase products from PC Mall at its cost, net of the value of any special discounts or incentives obtained by PC Mall, and we pay a per shipment fulfillment fee, a monthly inventory management fee and restocking fees for returned products. We believe that these costs are generally consistent with the historical costs we have been charged by PC Mall for these services. Under our transition agreements with PC Mall, we will receive credit for any vendor consideration obtained by PC Mall in amounts determined consistent with past practices. We expect to establish our own inventory management and order fulfillment capabilities prior to the completion of our spin-off from PC Mall. After we have completed this transition, we will obtain any vendor consideration directly from our vendors instead of through PC Mall. With limited exceptions, the other services to be provided under our agreements with PC Mall are not expected to extend beyond 12 months from the completion of this offering. For more information regarding these agreements, please see “Certain Relationships and Related Transactions.”

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total net sales for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004.

	Year ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	89.4	89.2	90.6	89.9	90.9

Gross profit	10.6	10.8	9.4	10.1	9.1
Selling, general and administrative expenses	10.2	10.1	9.0	8.8	9.1

Income from operations	0.4	0.7	0.4	1.3	0.0
Interest expense—PC Mall	0.8	0.5	0.1	0.3	0.0
Interest expense—PC Mall commercial line of credit	0.8	1.2	1.3	0.9	1.1
Interest income—PC Mall commercial line of credit	(0.8)	(1.2)	(1.3)	(0.9)	(1.1)

Income (loss) before income taxes	(0.4)	0.2	0.3	1.0	0.0
Income tax benefit	—	—	(5.4)	0.0	0.0

Net income (loss)	(0.4)%	0.2%	5.7%	1.0%	0.0%

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Net Sales.    Net sales in the three months ended March 31, 2004 were $38.2 million, an increase of $14.3 million, or 60%, over the comparable period in 2003. The sales increase was primarily the result of a 102% increase in advertising expenditures and increased sales to business customers assigned to a relationship manager. Active customers at the end of the quarter increased by 80% from same quarter last year due to increased awareness of our website derived from additional advertising spending during the first quarter of 2004 and the immediately preceding quarter. Sales to business customers assigned to relationship managers increased 102% over the comparable prior year period primarily due to an increase in the number of accounts managed. Product categories experiencing the most significant change were notebook computers, up $7.6 million, home electronics, up $2.3 million, and displays, up $1.0 million over the prior year comparable period.

Gross Profit.    Gross profit in the three months ended March 31, 2004 was $3.5 million, an increase of $1.0 million, or 43% over the comparable prior year period. Gross profit as a percentage of sales decreased to 9.1% from 10.1% in the prior year, primarily due to vendor support programs. Gross profit may be influenced from period to period by changes in vendor support programs including price protection, rebates, product mix and other factors.

Selling, General and Administrative Expenses.    SG&A expenses in the three months ended March 31, 2004 were $3.5 million, an increase of $1.4 million, or 65% over the comparable prior year period. The increase in SG&A expenses was primarily due to an increase in advertising expenditures of $0.7 million, audit fees and personnel costs of $0.2 million each, and credit card processing charges of $0.3 million, over the prior year comparable period. As a percentage of net sales, SG&A expenses in the three months ended March 31, 2004 were 9.1% of net sales, versus 8.8% of net sales in the comparable prior year period. The increase in SG&A expenses as a percentage of net sales was primarily due to increased advertising expenses as a percentage of net sales, offset by lower personnel costs as a percentage of net sales.

Interest Expense.    Interest expense decreased to zero from $0.1 million in the prior year due to PC Mall’s additional investment of $18.0 million in our company in early 2003, which reduced the amount of advances to us from PC Mall to a net receivable and thereby eliminated our interest expense in 2004. “Interest expense—PC Mall commercial line of credit” is offset in each reported period by “Interest income—PC Mall commercial line of credit.” These amounts increased in the three months ended March 31, 2004 by $0.2 million from the prior year due to increased borrowings by PC Mall and its subsidiaries under the PC Mall commercial line of credit.

Year ended December 31, 2003 compared to year ended December 31, 2002

Net Sales.    Net sales in 2003 were $109.7 million, an increase of $20.7 million, or 23%, over 2002. The increase in sales was driven primarily by an 83% increase in daily visits to our website, an increase in sales and shipping promotions, and our increased focus on business customers by expanding our team of sales account representatives. Sales of business-related products, including notebook computers, networking and storage products, increased by $11.2 million from 2002, and sales of consumer-related products, including home electronics, digital imaging and memory products, increased by $8.6 million from 2002.

Gross Profit.    Gross profit in 2003 was $10.3 million, an increase of $0.7 million, or 8%, over 2002. Gross profit as a percentage of net sales decreased to 9.4% in 2003 from 10.8% in the prior year, primarily due to increased promotional activities such as the issuance of mail-in rebates and reduced shipping rates totaling 1.8% of sales, increased warehouse and fulfillment costs of 0.4% of net sales due to a decline in average order values, partially offset by improvement in product margin totalling 0.8% of net sales. Our gross profit percentage may vary from period to period, depending on the continuation of key vendor support programs, including price protection, rebates and return policies, product mix, pricing strategies, competition and other factors.

Selling, General and Administrative Expenses.    SG&A expenses in 2003 were $9.9 million, an increase of $0.9 million, or 11%, over 2002. The increase in SG&A expenses was primarily due to increases in advertising expenditures of $0.5 million, and increased credit card processing charges of $0.4 million on the higher level of sales. As a percentage of net sales, SG&A expenses in 2003 was 9.0% of net sales, versus 10.1% of sales in 2002. The decline in SG&A expenses as a percentage of net sales is primarily due to a 0.35% decline in personnel costs as a percent of net sales and a 0.36% decline in administrative service charges from PC Mall as a percent of net sales. The dollar amount of these expense items in 2003 are substantially the same as the prior year and, thus, declined as a percentage of sales due to sales growth. The administrative service charges have been generally allocated and charged to us using several factors, including net sales, cost of goods sold, square footage, systems utilization, headcount and other factors. Following this offering, these charges will be based on a monthly fee pursuant to our Administrative Services Agreement with PC Mall.

Interest Expense.    Interest expense decreased from $0.5 million in 2002 to $0.1 million in 2003, primarily due to PC Mall’s additional investment of $18.0 million in our company, which reduced the amount of advances to us from PC Mall to a net receivable and thereby reduced our interest expense for 2003. “Interest expense—PC Mall commercial line of credit” is offset in each reported period by “Interest income—PC Mall commercial line of credit.” These amounts increased in 2003 by $0.4 million from 2002 due to increased borrowings by PC Mall and its subsidiaries under the PC Mall commercial line of credit.

Income Taxes.    In 2003 we recorded a benefit of $5.9 million for income taxes primarily as a result of our reassessment of the recoverability of our deferred tax assets as being more likely than not, resulting in the release of the full amount of our $6.0 million valuation allowance. Realization of our deferred tax assets is dependent on our generating sufficient taxable income in the future. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced. This compares with a tax provision in 2002 of $27,000 for state franchise taxes. At December 31, 2003, we had net operating loss carryforwards of $12.2 million. We expect that PC Mall will utilize a portion of these net operating losses, to the extent it is able to do so, for any year in which our financial statements can be consolidated with PC Mall’s, which will reduce the amount of net operating losses available to us in the future.

Year ended December 31, 2002 compared to year ended December 31, 2001

Net Sales.    Net sales in 2002 were $89.0 million, an increase of $5.0 million, or 6%, over 2001, primarily due to increases in notebook computer sales, which was a result of increased exclusive notebook computer deals from vendors, as well as our increased focus on selling to business customers.

Gross Profit.    Gross profit in 2002 was $9.6 million, an increase of $0.6 million, or 7%, over 2001, correlating to the increase in net sales. Gross profit as a percentage of net sales in 2002 increased slightly to 10.8% compared to 10.6% in 2001.

Selling, General and Administrative Expenses.    SG&A expenses in 2002 were $8.9 million, a slight increase from $8.6 million in 2001. SG&A expenses in 2002 included a $0.2 million increase in both personnel costs as well as advertising expenditures. As a percentage of net sales, SG&A expenses decreased to 10.0% of sales in 2002 from 10.2% of sales in 2001. The decline was primarily the result of increased absorption of fixed SG&A expenses due to increased sales.

Interest Expense.    In 2002, interest expense decreased to $0.5 million from $0.7 million in 2001 primarily due to reductions in the prime rate, our borrowing rate from PC Mall. “Interest expense—PC Mall commercial line of credit” is offset in each reported period by “Interest income—PC Mall commercial line of credit.” These amounts increased in 2002 by $0.4 million from 2001 due to increased borrowings by PC Mall and its subsidiaries under the PC Mall commercial line of credit.

Income Taxes.    The income tax provision in 2002 was $27,000 versus no provision in the prior year. The income tax provision in 2002 represents state franchise taxes payable. We did not record a provision or benefit for all other federal and state income taxes in 2002 or 2001 due to a valuation allowance against net operating loss carryforwards.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly results of operations data for the nine quarters in the period ended March 31, 2004, as well as such data expressed as a percentage of our total net sales for the periods presented. The information in the table below should be read in conjunction with the financial statements and the notes thereto included elsewhere in this prospectus. We have prepared this information on the same basis as our financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Three Months Ended
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004
	(in thousands, except per share and operating data)
Statement of Operations Data:
Net sales	$21,509	$21,419	$23,242	$22,839	$23,891	$23,913	$25,519	$36,386	$38,190
Cost of goods sold	19,442	18,946	20,713	20,328	21,477	21,449	22,940	33,543	34,732

Gross profit	2,067	2,473	2,529	2,511	2,414	2,464	2,579	2,843	3,458
Selling, general and administrative expenses	2,142	2,278	2,096	2,429	2,106	2,224	2,327	3,228	3,480

Income (loss) from operations	(75)	195	433	82	308	240	252	(385)	(22)
Interest expense—PC Mall	112	118	118	113	76	—	—	—	—
Interest expense—PC Mall commercial line of credit	241	226	326	304	224	364	363	525	401
Interest income—PC Mall commercial line of credit	(241)	(226)	(326)	(304)	(224)	(364)	(363)	(525)	(401)

Income (loss) before income taxes	(187)	77	315	(31)	232	240	252	(385)	(22)
Income tax provision (benefit)	—	—	—	27	—	—	—	(5,872)	(9)

Net income (loss)	$(187)	$77	$315	$(58)	$232	$240	$252	$5,487	$(13)

Earnings (loss) per share:
Basic	$(0.02)	$0.01	$0.03	$(0.01)	$0.02	$0.02	$0.03	$0.55	$0.00
Diluted	$(0.02)	$0.01	$0.03	$(0.01)	$0.02	$0.02	$0.02	$0.54	$0.00
Weighted average number of shares:
Basic	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Diluted	10,000	10,289	10,279	10,000	10,277	10,285	10,316	10,228	10,000

	Three Months Ended
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31 2004
	(percentage of total net sales)
Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	90.4	88.5	89.1	89.0	89.9	89.7	89.9	92.2	90.9

Gross profit	9.6	11.5	10.9	11.0	10.1	10.3	10.1	7.8	9.1
Selling, general and administrative expenses	10.0	10.6	9.0	10.6	8.8	9.3	9.1	8.9	9.1

Income (loss) from operations	(0.4)	0.9	1.9	0.4	1.3	1.0	1.0	(1.1)	0.0
Interest expense—PC Mall	0.5	0.6	0.5	0.5	0.3	0.0	0.0	0.0	0.0
Interest expense—PC Mall commercial line of credit	1.1	1.1	1.4	1.3	0.9	1.5	1.4	1.4	1.1
Interest income—PC Mall commercial line of credit	(1.1)	(1.1)	(1.4)	(1.3)	(0.9)	(1.5)	(1.4)	(1.4)	(1.1)

Income (loss) before income taxes	(0.9)	0.4	1.4	(0.1)	1.0	1.0	1.0	(1.1)	0.0
Income tax provision (benefit)	0.0	0.0	0.0	0.1	0.0	0.0	0.0	(16.1)	0.0

Net income (loss)	(0.9)%	0.4%	1.4%	(0.3)%	1.0%	1.0%	1.0%	15.1%	0.0%

Selected Operating Data (unaudited):
Total customers(1)	425,939	453,253	479,990	517,196	557,954	594,721	640,630	720,422	793,808
Active customers(2)	152,331	148,002	147,732	156,361	174,182	187,685	211,465	261,493	300,914
New customers(3)	26,991	27,314	26,737	37,206	40,758	36,767	45,909	79,792	73,386
Number of orders(4)	38,041	38,416	40,283	55,239	63,048	63,574	77,294	127,064	119,192
Average order value(5)	$587	$578	$598	$416	$395	$391	$341	$299	$333
Advertising expense(6)	$672,000	$809,000	$687,000	$904,000	$635,000	$810,000	$815,000	$1,349,000	$1,306,000

(1)	Total customers has been calculated as the cumulative number of customers for which orders have been taken from our inception to the end of the reported period.

(2)	Active customers consists of the number of customers who placed orders during the 12 months prior to the end of the reported period.

(3)	New customers represents the number of persons that established a new account and placed an order during the reported period.

(4)	Number of orders represents the total number of orders shipped during the reported period (not reflecting returns).

(5)	Average order value has been calculated as gross sales divided by the total number of orders during the period presented. The impact of returns is not reflected in average order value.

(6)	Advertising expense includes the total dollars spent on advertising during the reported period, including Internet, direct mail, print and e-mail advertising, as well as customer list enhancement services.

During 2002 and the first half of 2003, we focused our attention on completing implementation of our alternative buying formats and, to a lesser extent, promotion of our website. Our average quarterly sequential sales growth rate during that period was 2.0%. During the third and fourth quarters of 2003, we began focusing on introducing new product categories and actively promoting our website. These promotional efforts in the fourth quarter of 2003 included the issuance of mail-in rebates and reduced shipping rates charged to customers, as well as increased advertising spending. We continued the reduced shipping rate promotion and the increased advertising spending in the first quarter of 2004. Our efforts resulted in an acceleration of our quarterly sequential sales growth rate as we increased our customer base, but contributed to a decline in our reported operating income. Also contributing to this growth in sales was an increase in the number of relationship managers for business customers and purchases by business customers. Our business customer relationship manager headcount increased from 12 in the second quarter of 2002 to 25 in the first quarter of 2004, and our business sales to accounts with assigned relationship managers increased during this period. Beginning in the fourth quarter of 2002, we experienced significant growth in digital media, home electronics, wireless networking and storage products, which generally had lower average selling prices than our historical levels and resulted in a reduction of our average order value.

We believe there is a moderate level of seasonality in our business, reflecting a combination of fluctuations in online commerce and traditional retail seasonality patterns. Further, sales in the traditional retail industry are generally higher in the first and fourth calendar quarters of each year. However, we believe our historical revenue growth makes it difficult to predict the effect of seasonality on our future quarterly revenues and results of operations.

Cost of goods sold as a percentage of net sales experienced moderate fluctuations for the first seven quarters presented due to changes in product mix and vendor support. Cost of goods sold as a percentage of sales increased in the fourth quarter of 2003 primarily as a result of increased promotions designed to attract new customers and encourage repeat purchases from existing customers.

Except for the third quarters of 2002 and 2003, total SG&A expenses as a percentage of net sales have declined on a year-over-year basis each quarter during 2003 as compared to 2002 as a result of operating leverage. Following this offering, we expect to incur an increase in SG&A expenses in future periods as a result of becoming a stand-alone public company. These expenses as a percentage of net sales will vary depending on the level of revenue obtained.

Liquidity and Capital Resources

Historically, our primary sources of financing have come from cash flow from operations and investments from PC Mall. In April 2004, PC Mall agreed to extend a line of credit to us of up to $10.0 million for necessary working capital requirements, which obligation terminates upon completion of this offering. Following this offering, PC Mall will have no obligation to support our working capital needs. As a subsidiary of PC Mall, we have participated in PC Mall’s cash management program, whereby our trade cash receipts have been handled by PC Mall and swept daily from our account. Such cash has been readvanced by PC Mall for our working capital needs. Accordingly, we have reported no cash or cash equivalents at December 31, 2002 and 2003. Following completion of this offering, we will provide our own cash management services and PC Mall will no longer provide cash management services to us.

In 2003, PC Mall made a capital contribution of $18.0 million to us, which we used to repay the cumulative advances to us from PC Mall of $15.5 million outstanding at that time. In accordance with PC Mall’s cash management program, the balance of $2.5 million was returned to PC Mall, and we have recorded a capital contribution due from PC Mall reflecting this amount.

The following table sets forth elements of our cash flows for the periods indicated (dollars in thousands):

	Year ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Net cash provided by (used in) operating activities	$190	$(159)	$1,626	$1,280	$(905)
Net cash used in investing activities	—	(9)	(19)	—	(4)
Net cash provided by (used in) financing activities	(190)	168	(1,607)	1,280	909

Accounts receivable, which include trade and credit card receivables, increased to $2.7 million at March 31, 2004 from $2.0 million at December 31, 2003 and $1.5 million at December 31, 2002, primarily due to growth in net sales. Inventories, which represent only inventory already shipped from our suppliers, but not yet received by customers, increased to $1.3 million at March 31, 2004 from $1.2 million at December 31, 2003 and $0.6 million at December 31, 2002, also caused by the increase in net sales.

At December 31, 2003, we had net operating loss carryforwards of $12.2 million which may be available to offset future taxable income and expire in approximately 16 to 18 years. During tax years in which we are a member of PC Mall’s consolidated group for the entire tax year, net operating loss carryforwards may be utilized on PC Mall’s consolidated return. If we cease to be a member of PC Mall’s consolidated group for U.S. federal income tax purposes, available net operating loss carryforwards will first be utilized on PC Mall’s consolidated return for that year, and only the amount of net operating loss carryforwards not used by PC Mall’s consolidated group in that year will be available for us in subsequent taxable years. Our ability to use these net operating loss carryforwards to offset any future taxable income depends on a variety of factors.

We, along with other subsidiaries of PC Mall, are a co-borrower under PC Mall’s $75 million asset-based commercial line of credit, which includes a $5 million flooring facility. The PC Mall commercial line of credit is secured by substantially all of the assets of PC Mall and its subsidiaries, including our assets and all of our outstanding common stock owned by PC Mall. Effective upon the completion of this offering we will be released from all obligations under the PC Mall commercial line of credit and our assets and our outstanding common stock will be released as collateral.

Prior to the completion of this offering, we expect to have in place a $10 million asset-based credit facility provided by a financial institution, which will be secured by substantially all of our assets. We believe that this credit facility will contain standard terms and conditions (including financial covenants) customarily found in similar facilities offered to similarly situated borrowers and will bear interest at a market rate. It is possible that in connection with the line of credit, we will enter into a cash management arrangement whereby our operating accounts are swept and used to repay outstanding amounts under the line of credit.

Prior to completion of this offering, we expect to declare a dividend of $      to PC Mall, of which $     will be paid in the form of a promissory note, and the remaining $     will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed. The note will bear simple interest at 4.0% per annum, and the note will be due and payable in full upon the closing of this offering from the proceeds of this offering.

We currently estimate that we will incur incremental additional operating expenses as a result of becoming a stand-alone public company. These stand-alone costs include certain administrative costs for services currently performed for us by PC Mall, as well as other incremental costs we will incur, including increased legal and accounting expenses, increased personnel and employee benefit costs, the cost of establishing an investor relations department, non-employee director costs and higher insurance premiums. In addition, prior to the completion of the distribution, we plan to enter into a lease for our own distribution center and will become responsible for our own warehousing, fulfillment and distribution operations. We also estimate that we will need to spend approximately $2.3 million in capital expenditures through 2005 to establish ourselves as an independent company. These expenditures will include warehouse and distribution equipment, additional hardware and software for our computer systems and furniture and fixtures. We expect to fund the purchase of such capital equipment with working capital, including the proceeds from this offering.

We believe that current working capital, together with cash flows from operations, borrowings available under our anticipated credit facility and the proceeds of this offering, will be adequate to support our current operating plans for at least the next 12 months. If this offering is not consummated, we expect to continue to rely on PC Mall to support our capital needs and growth plans consistent with PC Mall’s historical support of our company as a wholly-owned subsidiary to the extent our operations do not generate sufficient cash flows.

Contractual Obligations

The following table sets forth our future contractual obligations and other commercial commitments as of December 31, 2003 (in thousands):

	Payment Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 Years	After 5 Years
Operating leases	$292	$78	$214	—	—

Total	$292	$78	$214	—	—

Prior to the completion of this offering, we will enter into agreements with PC Mall, which will provide for, among other things, administrative services, office space, inventory management and order fulfillment, information systems operation and administration, employee benefits, customer database management, intellectual property matters, and other ongoing relationships. PC Mall will provide us with information systems operation and administration services under an agreement with a term of two years, which we may terminate with six months prior notice to PC Mall. The other service agreements have a term of two years and are terminable by us upon 90 days notice to PC Mall. Our aggregate fixed payment obligations to PC Mall under these agreements for the 12 months (assuming no earlier termination by either party) following the execution of these agreements will be $            . The agreements also provide for certain transaction-based fees for fulfillment and shipping, and require us to purchase PC Mall’s capital equipment we use upon the termination of our Information Technology Services Agreement with PC Mall. See “Certain Relationships and Related Transactions” for a more detailed discussion of these agreements with PC Mall.

Inflation

Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be so affected by inflation.

Quantitative and Qualitative Disclosures About Market Risk

We have exposure to the risks of fluctuating interest rates on our balance of advances from PC Mall. The variable interest rate on the advance is tied to the prime rate. If the variable rate on the advance changes, and we are in a net debt position, we may be required to pay more interest. We believe that the effect of any change in interest rates will not be material to our financial position.

It is our policy not to enter into derivative financial instruments. We do not have any significant foreign currency exposure since we do not transact business in foreign currencies. Therefore, we do not have significant overall currency exposure at March 31, 2004.

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections as of April 2002. SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. It also amends FASB Statement No. 13, Accounting for Leases, to address certain lease modifications and requires sale-leaseback accounting for certain modifications. Adoption of SFAS No. 145 is required for fiscal year 2003. The adoption of SFAS No. 145 did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of SFAS No. 146 are effective, on a prospective basis, for exit or disposal activities initiated by us after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to recognize a liability at the inception of a guarantee equal to the fair value of the obligation undertaken and elaborates on the disclosures to be made by the guarantor. The disclosure requirements of FIN No. 45 are required for the year ended December 31, 2003. The recognition and measurement provisions of FIN No. 45 are effective, on a prospective basis, for guarantees issued by us beginning in 2003. The adoption of FIN No. 45 did not have a material impact on our financial position or results of operations.

We have adopted the provisions of SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 148, we continue to measure compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, but we provide pro forma disclosures of net income and earnings per share as if the fair-value method had been applied. The disclosures required by SFAS No. 123 have been included in note 1 in the notes to the financial statements.

In January 2003, the FASB issued No. FIN 46, Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include the assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN No. 46 to address certain implementation issues. The adoption of No. FIN 46 and No. FIN 46 (revised) did not have an impact on our results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS No. 149 did not have a material impact on our results of operations or financial position.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our results of operations or financial position.

BUSINESS

Overview

We are a multi-category online discount retailer of high quality new, close-out and refurbished brand-name merchandise. We currently offer over 100,000 products in seven merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, and video games. We appeal to a broad range of consumer and small business customers through a unique and convenient buying experience offering two shopping formats: every day low price and our proprietary Bargain Countdown™. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to our eCOST.com website. We also provide rapid response customer service utilizing a strategically located distribution center and third-party fulfillment providers, as well as customer support from online and on-call sales representatives. We offer suppliers an efficient sales channel for merchandise in all stages of the product life cycle. We carry products from leading manufacturers such as Canon, Citizen, Denon, Hewlett-Packard, Nikon, Onkyo, Seiko and Toshiba and have access to a broad and deep selection of merchandise, including deeply discounted close-out and refurbished merchandise. We believe that our extensive selection of merchandise offered across a broad range of categories in a convenient shopping environment, combined with our rapid response service, creates customer loyalty and repeat customer orders.

We were originally formed in February 1999 as a subsidiary of PC Mall, which is a rapid response supplier of technology solutions for businesses, government and educational institutions, as well as consumers. Our initial strategy was to establish a retail website focused primarily on new and current release computer hardware, software, peripherals and networking products priced aggressively to achieve higher sales volumes. We were also focused on building brand awareness and growing our customer base. In mid 2000, we changed our focus to emphasize profitability over growth by reducing our advertising expenditures, reducing customer acquisition costs, improving product margins, expanding our product categories and introducing a greater level of close-out and refurbished products to our merchandise mix. From November 2002 until April 2004, we also offered our products through an auction format, from which we derived net sales of $226,450 from the beginning of 2003 through April 2004 when we discontinued our auction format. Today we are a multi-category online retailer and offer more than 100,000 products in seven merchandise categories. In addition to new and current products, we also offer close-out models and manufacturer refurbished products with our two distinct shopping formats.

Industry Overview

Industry research indicates that the market for online retail sales is growing, an increasing share of the population is relying on the Internet to purchase products, and the average online buyer is spending more each year. According to Jupiter Research, the U.S. market for online retail sales in the merchandise categories in which we currently offer products grew from $3.4 billion in 1998 to $25.3 billion in 2003, representing a five year compound annual growth rate of 49%. Online retail sales in these same categories are projected to grow to $47.8 billion by 2008, representing a compound annual growth rate of 14%. The aggregate online retail market grew from $5.5 billion to $52.6 billion from 1998 to 2003, representing a compound annual growth rate of 57%, and is projected to grow to $117.3 billion by 2008, representing a five year compound annual growth rate of 17%. Jupiter Research also anticipates strong growth in the segment of the U.S. population purchasing products online, from 34% of the population in 2003 to approximately 50% in 2008, or more than 150 million total individuals. At the same time, consumers have increased the average amount they spend online each year from $293 per online buyer in 1998 to $540 per online buyer in 2003. Jupiter Research projects this figure to grow to $779 per online buyer by 2008.

The Internet offers consumers several advantages over traditional shopping channels. Consumers have no limitations from store location and are able to shop throughout the day and evening from their offices and homes. Consumers also benefit from increased merchandise selection on the Internet. Difficult-to-find accessories and obsolete models are often available at specialized online retailers. In addition, due to the relationship marketing focus of many online retailers, consumers benefit from personalized services and advertising.

Suppliers are attracted to the Internet for a variety of reasons. First, the Internet provides suppliers significant merchandising flexibility because of their ability to communicate detailed product information, editorial content and pricing information. In addition, the lack of any limitation on shelf space and the ability to display their full product portfolio through online retailers is also an attractive feature. Through the receipt of instant feedback on product sell-through, manufacturers can monitor channel relationships more efficiently. Also, suppliers can more efficiently sell close-out merchandise through the Internet without having to allocate the merchandise among many physical brick-and-mortar locations. Manufacturers also benefit from the ability to advertise more effectively on the Internet than in traditional print media. The capability to reach a large group of customers from a central location and the potential for low-cost customer interaction create significant advantages.

Our Strengths

We have developed a differentiated business model which provides our customers and vendors with numerous benefits. We provide consumers and small businesses with quick and convenient access to high quality new, close-out and refurbished brand-name merchandise at discount prices similar to a traditional discount retailer without the stocking limitations and store location constraints. We believe we are unlike other online retailers because we market multiple merchandise categories and product types, serve both small businesses and consumers and offer two ways to purchase products: every day low price and our proprietary Bargain Countdown™.

We offer the following key benefits to customers shopping on our website:

•	Broad and deep product selection. We sell high quality products across a broad selection of merchandise categories. Most of the products offered on our website are from well-known, brand-name manufacturers. We currently offer over 100,000 different products in seven categories. Our product offerings are updated continually to reflect new product trends, keeping our merchandise selection relevant for our customers so they continue to visit our website.

•	Compelling price-to-value proposition. As part of our strategy to appeal to the high frequency value-oriented shopper, we offer low prices on new products and steeper discounts on our assortment of close-out and refurbished merchandise. We employ aggressive promotional strategies to provide incentives for our customers to purchase merchandise on our website and build customer loyalty.

•	Two shopping formats on our website. We appeal to a broad customer base by offering two shopping formats designed to attract frequent visits to our website: every day low price and our proprietary Bargain Countdown™. For the shopper who wants new and recently released products from leading manufacturers, we offer discounted merchandise in an every day low price format. For the bargain shopper interested in close-out and refurbished merchandise, we market products using our Bargain Countdown™ format which features time- and quantity-limited offers of selected merchandise that is more deeply discounted.

•	Rapid response order fulfillment. We ship a substantial majority of our customer orders from inventory at an outsourced distribution facility located near the FedEx main hub in Memphis, Tennessee. Approximately 99% of orders in stock at the Memphis facility placed as late as 10:00 p.m. Eastern Time ship the same day for delivery at the customer’s request by 10:30 a.m. the next day for most domestic locations. We also utilize virtual warehouse technology to access merchandise that is not in stock at our outsourced distribution facility. PC Mall historically provided order fulfillment services to us and will continue to provide these services on an interim basis. For a discussion of the risks involved in our transition to performing these functions on our own, please see “Risk Factors—If we fail to successfully manage or expand our inventory management and order fulfillment operations, we may be unable to meet customer demand for our products and may incur increased expenses or additional costs.”

•	Responsive customer service and positive shopping experience. We believe that our customer service differentiates the buying experience for our customers. Our experienced team of 11 inbound sales representatives and 12 customer service representatives assists our consumer customers by telephone and e-mail. We also have 25 relationship managers who are assigned to many of our small business customers to service their needs and increase future sales opportunities. Our website contains helpful features such as in-depth product information, inventory levels and order status. In addition, we continually monitor website traffic and order activity and periodically update our website to enhance the shopping experience for our customers.

•	Appealing features for small business customers. We offer our small business customers a convenient and differentiated way to purchase products through their own secure personalized website, which enables them to receive customized pricing and product offerings and which increases the efficiency of their shopping experience. Other helpful features for our business customers include purchasing and payment history, software licensing, custom hardware configurations and flexible payment alternatives, including net 30-day payment terms and lease financing through third-party sources. We also assign relationship managers to provide personalized service to many of our business customers.

We provide manufacturers and other vendors with a convenient channel to sell both large and small quantities of new, close-out and refurbished inventory. We offer manufacturers and vendors the following key benefits:

•	Single point of distribution. Manufacturers and other vendors often use separate channels to sell new, refurbished and close-out products because most retailers offer products in only one stage of the product life cycle. Through our two shopping formats, we offer manufacturers and other vendors the flexibility to use eCOST.com to sell products in a brand sensitive manner in any stage of the product life cycle. Also, our Bargain Countdown™ capabilities allow our vendors to liquidate small quantities of merchandise without disappointing customers due to the limited availability of such products.

•	Efficient distribution and sales channel. Our centralized distribution capability reduces vendor costs in shipping product to us. Our ability to rapidly sell inventory benefits those vendors that offer us protection against price erosion. Our centralized product management and feedback to vendors on product sell-through and inventory position allow vendors to efficiently monitor product movement and placement, eliminating the need for frequent visits by vendor representatives to physical retail locations. PC Mall currently provides us with our inventory management and order fulfillment capabilities.

•	Customized manufacturer stores. With our in-house design and merchandising team, we provide manufacturers the opportunity to showcase their full assortment of products and accessories by establishing virtual stores on our website that are specific to individual manufacturers. We believe this allows manufacturers to maximize sales and branding of their products. We promote these manufacturer stores to our customer base through our integrated marketing strategy, including targeted e-mails highlighting a specific manufacturer and its products and directing customers to that manufacturer store on our website.

•	Speed to market for newly released products. We respond rapidly to new product releases from manufacturers through our ability to quickly post and market new products on our website and satisfy immediate customer demand through our rapid response order fulfillment capabilities.

Our Growth Strategy

Our objective is to become a leading discount online retailer of nationally branded, high quality merchandise across multiple categories by providing a superior customer experience. Key elements of our growth strategy include:

•

Expand product offerings and merchandise categories.    We plan to selectively expand our merchandise categories into new and profitable product lines. We currently offer over 100,000 products across multiple categories including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, and video games. We plan to expand into additional categories in order to attract new customers and offer a broader variety of merchandise to our existing customers. Current categories under consideration include apparel, books, gifts, music, sporting goods, and travel/luggage.

•	Acquire new customers. We focus the majority of our marketing efforts on online campaigns that we believe are the most cost-effective means to direct visitors to our website. We plan to continue to utilize these techniques and test and implement additional techniques in online advertising and traditional offline advertising methods, including print, media and direct mail.

•	Expand sales to existing customers. We plan to increase sales to existing customers through multiple strategies. We will encourage repeat visits and purchases by expanding our merchandise categories and product offerings, continually changing our merchandise assortment, and continuing to offer attractive new and promotional offers in each of our shopping formats. We will continue to market to our existing customer base using online advertising, targeted e-mails and catalog mailings. We plan to increase sales to our business customers by hiring and training new relationship managers and assigning these managers to additional business customers. We also plan to introduce a fee-based membership program before the end of 2004 to provide participating customers with additional exclusive product and service offerings in order to further enhance customer loyalty and potential recurring revenue.

•	Increase eCOST.com brand awareness. The advertising programs we employ to acquire and retain customers also serve as a tool to increase our brand awareness. As we continue to utilize these techniques and test and implement additional programs, we believe that eCOST.com brand awareness will continue to increase. We intend to test offline advertising in traditional media to further develop our brand.

Our Customers

We focus on consumers and small business customers. Our consumer customers are savvy, online shoppers interested in new technology who are brand and price conscious. Our business customers include small businesses that we believe are currently underserved by other multi-category online retailers. While our business customer relationship managers focus on sales to small businesses, they also service businesses of all types and sizes. Our small business customers appreciate our superior and personalized customer service and our ability to offer new and current, close-out and refurbished merchandise at competitive prices. In 2003 and the first quarter of 2004, consumer sales represented approximately 72% and 67% of our total net sales and business sales represented approximately 28% and 33% of our total net sales.

Our Website

Our website is comprehensive, easy to use and provides an exciting shopping experience which encourages customer loyalty and repeat visits. We add hundreds of new products to our online product mix weekly. Our website features high-quality product images, detailed product information and manufacturer specifications, as well as highlights of best-selling products and suggested accessories. We continually incorporate new technologies to improve the ease of use of our website.

Currently, the products available on the every day low price portion of our website are organized into seven primary product categories: computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, and video games. We also offer the same products, if they meet certain criteria, on the Bargain Countdown™ section of our website. In addition to being able to use keyword searches to locate specific products on our website, customers can browse or search the products available on the every day low price portion of our website by navigating the subcategories contained in our primary product categories. Products that fall within more than one subcategory on our website are often posted on more than one web page, which we believe increases the visibility of the products and assists the customer in finding desired merchandise.

eCOST.com Homepage: Every Day Low Price

Bargain Countdown™ Tab

Every day low price.    Our multi-category merchandise assortment is available in an everyday low price retail format. Products are organized by subcategory under each major category tab. Each major category includes informative and shopper-friendly “showcases” organized by manufacturer, new technology, best sellers, seasonal gift guides, and new products. This shopping format features discounted new products and recently released products from leading manufacturers.

Bargain Countdown™.    Our proprietary Bargain Countdown™ shopping format offers close-out and refurbished products in limited quantities for a limited time. Bargain Countdown™ features approximately 100 different product offers daily, indicating the quantity of items remaining for the current offer and the time remaining to purchase the product. Based on the popularity of an offer, an animated graphic icon will appear to alert the customer of the item’s current sales velocity. After the offer has expired, the product is removed from Bargain Countdown™ and may no longer be available at the previously deeply discounted price. Our Bargain Countdown™ shopping format encourages repeat visits to our website due to the rapidly changing mix of merchandise, animated graphics, the unique collection of close-out deals and the search for bargains. We also have category-specific Bargain Countdown™ tabs, including a Watch and Jewelry Countdown tab, as well as a Clearance Countdown tab which is primarily used to liquidate overstocked and excess inventory across all product categories.

Other key features of our website include: advanced search, online order status retrieval, online payment, selection between multiple shipping alternatives, online registration for promotions and catalogs and online extended warranty recommendations.

As a commitment to our small business customers, we have created a customized information area available as a link from our website which features services, benefits and information for our small business customers. Such additional features and services include access to our business customer relationship management team, the ability to set up a customized corporate extranet site with custom pricing and product catalogs, net 30-day credit terms, software licensing, computer system configurations, and leasing alternatives.

Our Merchandise

We strive to offer our customers an expansive selection of varied types of merchandise and currently offer more than 100,000 products on our website in seven different merchandise categories. While our product offerings change on a regular basis due to product availability and customer demand, we continually offer a wide variety of merchandise.

Computer hardware and software.    Our computer hardware and software product category, which was introduced in May 1999, contains subcategories for computer systems, computer hardware and computer software. In these subcategories customers can find products such as: desktop, notebook and handheld computers; servers; personal digital assistants; various hardware including CD and DVD drives and burners, flat screen monitors, color laser printers, scanners and networking equipment; and business, education and entertainment software.

Home electronics.    Our home electronics product category, which was introduced in November 2000, contains subcategories for camcorders, DVD players, audio systems, speakers, big screen and plasma televisions, VCR and digital video recorders, portables and accessories. Within these subcategories, customers can find products such as: video cameras in popular formats like Digital 8 and VHS-C; DVD players; surround sound audio systems; subwoofers, center channel and bookshelf speakers; plasma and projection screen televisions; digital video recorders that pause, rewind and replay live television; digital music players; and a variety of accessories such as cables, remote controls and headphones.

Digital imaging.    Our digital imaging product category, which was introduced in May 1999, contains products including: digital still cameras; video cameras in MiniDV format; drawing tablets for digital photo editing; and digital photo and image editing software.

Watches and jewelry.    We introduced our watches and jewelry product category in June 2003. This category offers customers the ability to shop in subcategories dedicated to watches, jewelry and pens. Within these subcategories, customers can find: brand name men’s and women’s watches; gold, silver, platinum and diamond jewelry such as rings, necklaces, pendants, earrings and bracelets; and fountain and ballpoint pens.

Housewares.    Our housewares product category, which was introduced in October 2003, is dedicated to household appliances, kitchenware, personal care appliances, bed and bath products, home décor, luggage, and outdoor and fitness items. Within this portion of our website consumers can find products such as: traditional household appliances including blenders, toasters and vacuum cleaners; professional quality cookware; gourmet kitchen appliances like coffee grinders; and attaché cases, luggage and specialty bags.

DVD movies.    Our DVD movies product category, which was introduced in November 2003, offers consumers an array of new release and classic DVDs in a wide range of genres, including: action and adventure; animated; comedy; documentary; drama; family; horror; music video and concerts; musicals and performing arts; mystery and suspense; sci-fi and fantasy; sports and fitness; and television.

Video games.    We introduced our video game product category in April 2004. This category includes hardware and software products based on popular gaming platforms. Within subcategories dedicated to Sony PlayStation, Microsoft Xbox, Nintendo GameCube and PC gaming, customers can find hardware products and accessories, as well as action and adventure, role playing, simulation, sports, strategy and other types of video games.

We plan to expand into additional categories in order to attract new customers and offer a broader variety of merchandise to our existing customers. Categories currently under consideration include apparel, books, gifts, music, sporting goods, and travel/luggage.

Sales and Marketing

We currently focus our advertising efforts on efficient and effective marketing campaigns aimed at acquiring new customers, encouraging repeat purchases and establishing the eCOST.com brand. Our current online prospecting activities are primarily cost-per-click arrangements which include displaying our products within various price comparison sites such as CNET, PriceGrabber and Shopping.com, strategic online banner advertising and participation in various online affiliate marketing programs. We send our current customers targeted e-mails focused on new product and category launches, special promotions, and product-related add-on and accessory offers, as well as cooperative manufacturer branding campaigns. We also mail an eCOST.com branded catalog to selected customers. Additional marketing campaigns have also included eCOST.com or manufacturer coupon offers and promotional shipping discounts.

We plan to test and implement additional advertising techniques, including online search engine optimization and other online advertising alternatives. Online search engine optimization involves our payment of a fee to search engine providers to include and list our products and website link within their search results based on selected categories and search terms. It also includes the continual optimization of our website in order for search engines to offer our website within their non-paid search results. Traditional offline advertising methods, including national and local television, radio, and national print media partially subsidized by our vendors may also be utilized in order to increase eCOST.com brand awareness.

We intend to continue to develop our small business customer base. We plan to recruit additional relationship managers and assign these managers to existing business customers. We seek to provide personalized service for these customers and build deeper relationships which will lead to a growing share of the customer’s overall purchases. We believe small business customers respond favorably to a one-to-one relationship model with personalized, well-trained, relationship managers. By contacting existing business customers on a systematic basis, we believe we have the opportunity to increase overall sales to those customers. We also offer our business customers the option to use a customized eCOST.com business website which provides customer-specific pricing, account history, password security and product catalog features. In addition, our business customers have multiple payment options including leasing and net 30-day credit terms. High volume customers may also qualify for special volume pricing.

Vendors

We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom we consider our vendors. We provide vendors with a convenient channel to sell both large and small quantities of new, close-out and refurbished inventory. We offer significant advantages for vendors, including a single point of distribution, efficient channel relationships, customized manufacturer stores and speedy release of their newest merchandise. Our vendors provide us with brand name new and current products, close-out models and manufacturer refurbished products. The table below lists the top five manufacturers that generated the largest revenues in each of our product categories for 2003.

Merchandise Category	Manufacturers
Computer Hardware and Software	Canon, Hewlett-Packard, IBM, Sony and Toshiba
Home Electronics	Apple, iRiver, Onkyo, Philips and Sony
Digital Imaging	Kingston, Lexar Media, Olympus, SanDisk and Sony
Watches and Jewelry	Citizen, Invicta, Kenneth Cole, Movado and Seiko
Housewares	Cuisinart, iRobot, Krups, Panasonic and Salton
DVD Movies	Disney, Sony, Twentieth Century Fox, Universal Pictures and Warner Bros.
Video Games	LucasArts, Microsoft, Midway, Pelican, Sony and Ubisoft

During 2003, we offered products on our website from over 1,000 third-party vendors. In general, we agree to offer products on our website and the manufacturers agree to provide us with information about their products and honor our customer service policies. We have historically relied on PC Mall for substantially all of our vendor relationships. As we transition to performing inventory management and order fulfillment functions on our own prior to the completion of our spin-off from PC Mall, we will have to establish and build our own relationships with vendors.

Fulfillment Operations

We use a hybrid order fulfillment model that reduces inventory carrying cost while assuring that our customers experience rapid delivery and a high level of customer service. We use an outsourced distribution center, which stocks faster selling products as well as special purchases of refurbished and close-out merchandise. For slower selling products not stocked in inventory, we have access to merchandise that can be drop shipped from 11 major distributors through our virtual warehouse technology. We do not have any contractual agreements with these vendors to guarantee availability of merchandise. Our hybrid fulfillment system allows us to ship orders quickly while limiting our exposure to excess and obsolete inventory charges. When customers place orders on our website, orders are fulfilled through our outsourced distribution center or through vendors electronically linked to our order management system. We monitor both sources for accurate order fulfillment and timely shipment.

We ship a substantial majority of our customer orders from inventory at our outsourced warehouse facility located near the FedEx main hub in Memphis, Tennessee. For the year ended December 31, 2003 and the three months ended March 31, 2004, we derived 84% and 88% of our gross sales from products sold out of inventory at our outsourced warehouse. The warehouse is operated with an automated warehouse management system that tracks the receipt of the inventory items, distributes order fulfillment assignments to warehouse employees and obtains rates for various shipping options to ensure low-cost outbound shipping. Our website relays orders to the warehouse management system throughout each day, and the warehouse management system in turn confirms to our website shipment of each order. Our website provides customers with links to our freight providers to track the delivery status of a shipment.

We currently outsource our inventory management and order fulfillment operations to PC Mall. Prior to the completion of our spin-off from PC Mall, we plan to enter into a lease for our own distribution center in Memphis, Tennessee and will become responsible for our own inventory management and order fulfillment operations. Under our current arrangement with PC Mall for outsourced inventory management and order fulfillment, PC Mall passes inventory risk to us based on a fixed restocking fee on returns plus an allocation and charge for PC Mall’s overall inventory reserve.

Shipping and Handling.    Customers can choose various shipping services at their expense ranging from next day by 10:30 a.m. to deferred ground delivery. Shipping costs are determined through a number of variables, including the type of delivery service requested, shipping distance, package dimensions, delivery location and other factors. Approximately 99% of orders in stock at the Memphis facility placed as late as 10:00 p.m. Eastern Time ship the same day and can be delivered at the customer’s request by 10:30 a.m. the next day for most domestic locations.

Return Policy.    We offer a 30-day return policy on selected items based on manufacturer return policies; otherwise all purchases are final. Upon receiving a return authorization number from an eCOST.com customer service representative, products may be returned within 30 days from the date of the invoice. Defective software products are eligible for exchange only. We charge a 15% restocking fee plus applicable shipping & handling charges for shipments refused by the customer. Returns of defective items, whether new or refurbished, will be accepted for exchange or repair, at our discretion, within 30 days of the invoice date. The customer is responsible for original and return shipping and handling charges on all approved returns.

Payment Terms.    We offer our customers the following payment options: credit card, eZPay MBNA credit program, net 30-day payment terms for approved small business customers, or third party business leasing through an approved lessor. However, we require verification of receipt of payment or credit card authorization before we ship any products to our customers who do not have pre-approved credit.

Handling and Processing Fee.    We charge a handling and processing fee on most transactions consisting of a fixed fee for orders up to $500 or a percentage of the total order value for orders over $500.

Customer Service

Our business strategy has been to develop, cultivate and satisfy our growing customer base. As such, we focus on providing our customers with superior customer service in an effort to facilitate the best possible shopping experience and to encourage repeat business. Our customer service capabilities include our website functionality, personalized inbound call-center support, and a business relationship sales team. In addition, we offer FedEx and UPS delivery service with multiple delivery options. Our team of inbound customer service representatives currently assists our customers via telephone and e-mail. We staff our customer service department with dedicated professionals who respond to phone and e-mail inquiries for product information, order processing, returns, and other general questions. Our customer service staff receives approximately 7,000 inbound calls and 1,500 e-mail messages each week. To maintain a rapid response time for our e-mail and phone inquires, we often use automated e-mail and phone systems to help route the customer to the appropriate customer service representatives. We also have 25 relationship managers who are assigned to many of our business customers to better service their needs and increase future sales opportunities.

Our website contains helpful features such as in-depth product information, inventory levels and order status. In addition, we continually monitor website traffic and order activity and periodically update our website to enhance the shopping experience for our customers.

Technology

We use our internally developed website and a combination of proprietary technologies and commercially available licensed technologies and solutions to support our operations, including Ecometry software for order processing and fulfillment, advertising and sales, fraud detection, purchasing, telemarketing and order management, virtual warehousing and warehousing and shipping. We connect to the Internet over three

DS-3 lines through services provided by SBC and Qwest Communications. We continually make improvements to our overall technology infrastructure to improve our customers’ shopping experiences.

Our information technology systems are located in PC Mall’s corporate headquarters in Torrance, California. PC Mall currently provides us with information technology support services to maintain our management information and reporting systems and owns or licenses substantially all of the infrastructure on which these systems operate. PC Mall also hosts our website using eight HP/Compaq web servers that are configured for redundancy and high availability. The servers operate in a load-balanced environment designed to accommodate large volumes of Internet traffic, and we have immediate access to standby servers that can provide additional traffic capacity if necessary. The servers are optimized for scalability to permit future growth in traffic volumes.

We use Cisco network components, including routers, local directors, switches and hubs, and our network is redundant and configured with auto fail-over for high availability. Furthermore, our data is currently stored on hardware that is backed up by a high-speed redundant storage system. All customer credit card numbers and financial and credit information are secured using secure server software, and we maintain credit card numbers behind appropriate firewalls.

Despite our efforts to protect our data and information relating to our customers, we could be subject to fraudulent activities and other conditions beyond our control. For more information regarding these possibilities, see “Risk Factors—Our business may be harmed by fraudulent activities on our website” and “Risk Factors—Our facilities and systems are vulnerable to natural disasters or other catastrophic events.”

Competition

The market for our products is intensely competitive, rapidly evolving and has relatively low barriers to entry, as new competitors can launch new websites at relatively low cost. We believe that competition in our market is based predominantly on:

•	price;

•	product selection, quality and availability;

•	shopping convenience;

•	customer service; and

•	brand recognition.

We currently or potentially compete with a variety of companies that can be divided into several broad categories:

•	other multi-category online retailers such as Amazon.com and Buy.com;

•	online discount retailers of computer and consumer electronics merchandise such as Computers4Sure, NewEgg and TigerDirect;

•	liquidation e-tailers such as Overstock.com and SmartBargains;

•	consumer electronics and office supply superstores such as Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax and Staples; and

•	manufacturers such as Apple, Dell, Gateway, Hewlett-Packard and IBM, who sell directly to customers.

Our largest manufacturers have sold, and continue to intensify their efforts to sell, their products directly to customers. To the extent additional manufacturers adopt this selling format or this trend becomes more prevalent, it could adversely affect our sales growth and profitability. In addition, PC Mall currently offers many of the same products for sale as we offer, and PC Mall will not be restricted from competing with us in the future.

We believe that competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Some of our competitors have reduced their prices in an attempt to stimulate sales. Decreasing prices of computers and related technology products and accessories resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net sales and gross profit. If this trend continues and we are unable to attract new customers and sell increased quantities of products, our sales growth and profitability could be adversely affected.

In addition, many of our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than us, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. We compete not only for customers, but also for favorable product allocations and cooperative advertising support from product manufacturers. Some of our competitors could enter into exclusive distribution arrangements with our vendors and deny us access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than our company. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on our company. We cannot assure you that we will be able to compete successfully against current and future competitors or address increased competitive pressures.

Intellectual Property

We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it is possible that third parties may copy or otherwise obtain and use our intellectual property, including our domain names, without authorization. Although we regularly assert our intellectual property rights when we learn that they are being infringed, these claims can be time-consuming and may require litigation and/or administrative proceedings to be successful. We have four trademarks and/or service marks which we consider to be material to the successful operation of our business: eCOST®, eCOST.com®, eCOST.com Bargain Countdown™, and Bargain Countdown™. We currently use all of these marks in connection with telephone, mail order, catalog, and online retail services. We have registrations for eCOST® and eCOST.com® in the United States for online retail order services and have seven pending applications for eCOST®, eCOST.com®, eCOST.com Bargain Countdown™ and Bargain Countdown™ in the United States and three pending applications for eCOST™, eCOST.com™, and Bargain Countdown™ in Canada. Our applications may not be granted and we may not be able to secure significant protection for our service marks and trademarks.

We have filed an application with the U.S. Patent and Trademark Office seeking patent protection for our proprietary Bargain Countdown™ technology. We cannot provide any assurance that a patent will be issued from this patent application. In addition, effective patent and trademark protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks, and other intellectual property rights of third parties by our company. Third parties have asserted, and may in the future assert that our business or the technologies we use infringe their intellectual property rights. We cannot predict whether any such assertions or any claims based on such assertions will harm our business or results of operations. We expect that participants in our market will be increasingly subject to infringement claims as the number of competitors in our industry grows. Any such claim, with or without merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into burdensome or costly royalty or licensing agreements.

Third parties have in the past, and may in the future, recruit our employees who have had access to our proprietary technologies, processes and operations. These recruiting efforts expose us to the risk that such employees will misappropriate our intellectual property.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm our business.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. For example, recently enacted legislation in California requires us to notify our California customers if any of the following personal information about them is obtained by an unauthorized person, such as a computer hacker: their social security number; driver’s license number or California Identification Card number; or account number, credit or debit card number, in combination with any required security code, access code, or password that would permit access to a customer’s financial account. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

We collect sales or other similar taxes for shipments of goods in California and Tennessee. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and fines and penalties for failure to collect sales taxes and we could suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction.

In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These taxes could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.

Employees

As of May 31, 2004, we had 56 full-time employees, including 10 in inbound sales, 10 in customer service, 24 in business customer relationship management, six in sales and marketing, three in merchandising and three in our executive and administrative department. During the holiday shopping season, we have historically hired a number of temporary employees. We have never had a work stoppage, and our employees are not represented by a labor union. We consider our employee relationships to be positive.

Facilities

We sublease approximately 7,800 square feet of office space from PC Mall for our corporate headquarters and customer service operations in Torrance, California. We currently outsource our inventory management and order fulfillment operations to PC Mall at a facility located in Memphis, Tennessee. Prior to the completion of our spin-off from PC Mall, we plan to enter into a lease for our own distribution center in Memphis, Tennessee and become responsible for our own inventory management and order fulfillment operations. We believe that our current space and our outsourced inventory management and order fulfillment operations with PC Mall are adequate for our current needs and we expect that suitable additional space will be available on commercially reasonable terms.

Legal Proceedings

We are not currently a party to any material legal proceedings. From time to time, we receive claims of and become subject to consumer protection, employment, intellectual property and other commercial litigation related to the conduct of our business. Such litigation could be costly and time consuming and could divert our management and key personnel from our business operations. The uncertainty of litigation increases these risks. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business and the sale of products on our website. Any such litigation may materially harm our business, results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

We currently have two individuals serving on our board of directors. Prior to the completion of this offering, we intend to add up to four additional directors who qualify as independent directors. We expect that by the time of the distribution, any PC Mall officers serving on our board of directors will be replaced with directors who are not employees of PC Mall. The table below sets forth information as of April 30, 2004 about individuals who serve or are expected to serve as directors and executive officers prior to the completion of this offering.

Name	Age	Position(s)
Adam W. Shaffer	38	Chairman, Chief Executive Officer and Director
Gary W. Guy	34	President and Director
Theodore R. Sanders	49	Chief Financial Officer, Treasurer and Secretary
Thomas A. Maloof	52	Director Nominee
S. Keating Rhoads	54	Director Nominee
Mark A. Timmerman	43	Director Nominee

Executive Officers

Adam W. Shaffer joined our company as Chief Executive Officer in March 2004 and has served as one of our directors since April 2004. In July 2001, Mr. Shaffer founded Safety-911, LLC, a national direct marketer of public safety equipment, where he served as President and Chief Executive Officer until April 2004. From October 2000 to July 2001, Mr. Shaffer was a consultant to Dennis Publishing Ltd., the publisher of Maxim Magazine, where he served as Director of Brand Management. From April 1992 through July 2000, Mr. Shaffer worked for Micro Warehouse, Inc., a direct reseller of branded information technology products and services, where he held various management positions including Executive Vice President of Marketing, Advertising, Purchasing and International Operations and Executive Vice President of Sales. Prior to that time, Mr. Shaffer served as Product and Catalog Manager of Global Computer Supplies, a direct reseller of computer products and supplies. Mr. Shaffer started his career in 1984 with Logicsoft Inc., a direct marketer of computer products, where he rose to the level of Category and Marketing Manager.

Theodore R. Sanders has served as our Chief Financial Officer, Treasurer and Secretary since May 2004. He also served in these positions from February 1999 through October 2001. Prior to and concurrently with his service to us, Mr. Sanders has served as Chief Financial Officer of PC Mall, our parent company, since September 1998. Prior to joining PC Mall, Mr. Sanders spent ten years with the Pittston Company in various senior finance roles including Controller of its Burlington Air Express Global division and Director of Internal Audit. Mr. Sanders started his career with Deloitte & Touche and rose to the position of Manager. Mr. Sanders intends to remain the Chief Financial Officer of PC Mall following this offering, and we intend to appoint a replacement for Mr. Sanders as our Chief Financial Officer.

Gary W. Guy has served as our President and director since October 2001. He also served as our Treasurer from October 2001 through April 2004, as our Secretary from October 2001 through January 2003 and from February 2004 through April 2004, and as a director from October 2001 to April 2004. Mr. Guy joined eCOST.com in June 1999 as Vice President of Sales and Marketing. Prior to joining our company, he served as Vice President of Marketing for PC Mall. From June 1994 to May 1999, Mr. Guy held various sales, marketing and product management positions within PC Mall.

Director Nominees

In addition to Messrs. Shaffer and Guy, our sole stockholder PC Mall intends to elect the following additional members of our board of directors prior to the completion of this offering.

Thomas A. Maloof will become a director prior to the completion of this offering. Mr. Maloof has served as a director of PC Mall since May 1998 and currently serves as the Chairman of the Audit Committee of PC Mall. Since January 2001, Mr. Maloof has served as the Chief Financial Officer of HMC, Inc., a hospitality company. From February 1998 to November 2000, Mr. Maloof served as President of Perinatal Practice Management, Inc. From September 1997 until February 1998, Mr. Maloof served as Chief Financial Officer of Prospect Medical Holdings. From January 1995 until September 1997, Mr. Maloof was the Chief Executive Officer of Prime Health of Southern California.

S. Keating Rhoads will become a director prior to the completion of this offering. Mr. Rhoads was Chief Executive Officer and Chairman of the Board of Tartan Textile Services, Inc. from April 2000 through September 2003, and continued on the board of directors through December 2003. From October 1999 to December 1999, Mr. Rhoads was a business consultant with ETC Carpet Mills. Mr. Rhoads served as Executive Vice President and Chief Operating Officer of Creative Computers, Inc. (predecessor to PC Mall) in 1999. From 1991 through 1998, Mr. Rhoads was a senior executive at the Los Angeles Times, a division of the Times Mirror Company, serving from 1995 through 1998 as Senior Vice President, Operations. From 1984 to 1991, Mr. Rhoads was Vice President, Operations and Finance and Chief Financial Officer at The Morning Call, Inc., a subsidiary of the Times Mirror Company. Prior to 1984, Mr. Rhoads worked in several capacities at Harte-Hanks Communications, Inc., the University of San Francisco and Stanford University.

Mark A. Timmerman will become a director upon completion of the offering. Mr. Timmerman has been employed by William Blair & Company, L.L.C. since 1986 and has served as a principal since 1993. From 1994 through 2001, Mr. Timmerman served as a director of Prophet21, Inc., a computer software manufacturer.

Board of Directors

Immediately prior to the completion of this offering, our board of directors will consist of five directors. At each annual meeting of stockholders the successors to the directors will be elected to serve from the time of their election and qualification either until the next annual meeting following their election, until their successors have been duly elected and qualified or until their earlier resignation or removal.

Upon the completion of this offering, PC Mall will own       % of our outstanding voting power and, accordingly, we will be a “controlled company” as defined by The Nasdaq Stock Market. So long as we are a controlled company, we will be exempt from the Nasdaq requirements that a majority of the members of our board of directors, as well as all of the members of our compensation committee, be “independent directors” as defined by Nasdaq. We do not intend to rely on the Nasdaq exemptions for controlled companies at the time of this offering, but we may choose to rely on those exemptions in the future if they are still available and applicable.

Under SEC and Nasdaq rules, each of our board committees must have at least one independent member as of the date of this offering, a majority of independent members within 90 days of the date of this offering and all independent members within one year of the date of this offering. We anticipate that upon the completion of this offering, only two members of our board of directors will qualify as “independent directors” as defined under Nasdaq rules and/or “independent” as defined under applicable SEC rules. We expect to add at least one additional director to our audit committee and our compensation committee within one year after the completion of this offering who satisfies the independence requirements under applicable Nasdaq and SEC rules.

Committees of the Board of Directors

Prior to the completion of this offering, our board of directors will establish an audit committee and a compensation committee. The membership and function of each planned committee of our board of directors are described below.

Audit Committee.    The members of our audit committee will be Messrs. Maloof and Rhoads. Our audit committee will review our internal accounting and auditing controls and procedures, review our audit and examination results and procedures and consult with our management and our independent accountants prior to the presentation of our financial statements to stockholders. Among other functions, our audit committee will be responsible for the appointment, compensation, retention and oversight of the work of our independent accountants, and review the independence of our independent accountants as a factor in making these determinations.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules of the SEC and Nasdaq. Our board has determined that                  is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules of Nasdaq. We believe that each of Messrs. Maloof and Rhoads meet the independence requirements under applicable Nasdaq and SEC rules. The audit committee will operate pursuant to a written charter that satisfies applicable Nasdaq and SEC rules.

Compensation Committee.    The members of our compensation committee will be Messrs. Maloof and Rhoads. Our compensation committee will review and make recommendations to our board of directors concerning salaries and incentive compensation for our directors, officers and employees. Our compensation committee will also administer our stock incentive plans.

Director Compensation

Each director who is not one of our employees will receive a quarterly retainer of $6,000. In addition, we will pay each non-employee director an attendance fee of $2,500 for each board meeting, $1,000 for each committee meeting he or she attends, and $500 for each telephonic meeting, plus out-of-pocket expenses in connection with those meetings. In addition, the chairman of our audit committee will receive an additional fee of $2,500 per year for such service. Directors will be eligible to participate in our stock incentive plans. We expect to make an initial grant to each of our non-employee directors of an option to purchase 30,000 shares of our common stock. These options will have an exercise price equal to the fair market value of our common stock on the date of grant, will vest quarterly over a three year period and will have a term of ten years. Subsequent option grants to our non-employee directors will be at the discretion of management, and we have no specific plans regarding subsequent option grants. Please see “—Employee Benefit Plans” for a description of our employee benefit plans in which directors may participate.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on our compensation committee or board.

Executive Compensation

The following table sets forth information concerning the annual and long-term compensation for services rendered in all capacities to us and our affiliates, including PC Mall, for the fiscal years indicated for each individual that served as our Chief Executive Officer during the last completed fiscal year and the four other most highly compensated individuals who will serve as our executive officers, based on total salary and bonus payments for the last fiscal year. These individuals are referred to as the “named executive officers” in this prospectus. For each of the years reported below, we have operated as a wholly-owned subsidiary of PC Mall, and the compensation of the individuals named below was determined in accordance with policies established by PC Mall.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards	All Other Compensation
Name and Principal Position	Fiscal Year	Salary(1)	Bonus	Securities Underlying Options(2)
Adam W. Shaffer(3)	2003	$—	$—	—	$—
Chief Executive Officer

Gary W. Guy(4)	2003	141,761	21,284	—	1,076	(5)
President	2002	138,667	26,138	—	1,078	(5)
	2001	123,705	17,954	10,000	959	(5)

Theodore R. Sanders(6)	2003	239,610	60,786	—	8,340	(7)
Chief Financial Officer	2002	235,000	44,462	25,000	8,340	(7)
	2001	235,000	49,831	40,000	8,340	(7)

(1)	Includes amounts deferred by executive officers pursuant to PC Mall’s 401(k) Savings Plan.

(2)	Except as otherwise indicated, the number of securities underlying options consists of options to purchase PC Mall common stock granted under PC Mall’s incentive stock option plans. In connection with our spin-off from PC Mall, each outstanding option to purchase PC Mall common stock will be converted into an adjusted option to purchase PC Mall common stock and an option to purchase a number of shares of our common stock based on the distribution ratio in the spin-off.

(3)	Mr. Shaffer joined our company in March 2004. For a description of Mr. Shaffer’s compensation arrangement with our company, please see “—Employment Agreements and Change of Control Arrangements.”

(4)	As our President, Mr. Guy acted as our principal executive officer during 2003.

(5)	Consists of matching contributions made by PC Mall under the PC Mall 401(k) Savings Plan.

(6)	Mr. Sanders is the Chief Financial Officer of PC Mall, has acted as our principal financial officer since our inception, and will remain the Chief Financial Officer of PC Mall following this offering. We intend to appoint a new Chief Financial Officer prior to the completion of this offering. The compensation paid to Mr. Sanders was for services provided to PC Mall, and we were allocated and charged a portion of his compensation for services rendered to us.

(7)	Represents an automobile allowance provided by PC Mall.

Option Grants in Last Fiscal Year

No options to purchase PC Mall common stock or eCOST.com common stock were granted to any named executive officers in fiscal 2003. No stock appreciation or stock purchase rights were granted by PC Mall or eCOST.com in fiscal year 2003.

We expect to grant options to purchase up to              shares of our common stock to our employees upon completion of this offering. These stock options will vest quarterly over a period of      years. The options will have a ten-year term.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

PC Mall Options.    The following table sets forth information concerning exercises of options to purchase PC Mall common stock during fiscal year 2003 and the value of unexercised options to purchase PC Mall common stock held by the named executive officers at the end of fiscal year 2003.

	Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Adam W. Shaffer	—	$—	—	—	$—	$—
Gary W. Guy	10,600	53,373	13,417	5,000	175,927	70,350
Theodore R. Sanders	—	—	121,717	22,083	1,693,570	314,275

(1)	Calculated by determining the difference between the fair market value of the PC Mall common stock underlying the options on the date each option was exercised and the exercise price of the options.

(2)	Calculated by determining the difference between the fair market value of the common stock underlying the options on December 31, 2003 and the exercise price of the options.

eCOST.com Options.    The following table sets forth information concerning the value of unexercised options, held by the named executive officers at the end of fiscal year 2003, to purchase shares of eCOST.com common stock. No options to purchase shares of eCOST.com common stock were exercised in fiscal year 2003. There was no public trading market for eCOST.com common stock as of the end of fiscal year 2003. Accordingly, the value of unexercised in-the-money options listed below has been calculated on the basis of the assumed initial public offering price of $             per share less the applicable exercise price per share, multiplied by the number of shares underlying the options.

	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End
Name	Exercisable(1)	Unexercisable	Exercisable(1)	Unexercisable
Adam W. Shaffer(2)	—	—	$—	$—
Gary W. Guy	77,500	22,500
Theodore R. Sanders	30,000	10,000

(1)	Certain options to purchase our common stock that were granted under our 1999 Stock Incentive Plan are exercisable, even if vested, only upon the earlier to occur of an initial public offering of our stock; a merger or consolidation or disposition of all or substantially all of the assets of our company; or the lapse of 5 years from the date of grant. For purposes of determining the number and value of unexercised options at fiscal year end for vested options containing these conditions to exercisability, this table assumes the completion of this offering.

(2)	In March 2004, and in connection with his commencement of employment with eCOST.com, Mr. Shaffer was granted an option to purchase 400,000 shares of our common stock. For a description of that option, see “—Employment Agreements and Change-in-Control Arrangements.”

Stock Ownership of Directors and Executive Officers

All of our outstanding common stock is currently owned by PC Mall, and thus none of our executive officers or directors presently own outstanding shares of our common stock. Our executive officers and directors will receive shares of our common stock in the distribution with respect to any PC Mall common stock that they hold on the record date of the distribution. In connection with our spin-off from PC Mall, each outstanding option and warrant to purchase PC Mall common stock will be converted into an adjusted PC Mall option or warrant and an option or warrant to purchase a number of shares of eCOST.com common stock based on the distribution ratio. The treatment of outstanding PC Mall options and warrants is discussed below under “—Employee Benefit Plans—Treatment of Outstanding PC Mall Options.” For a description of the shares of our common stock beneficially owned by our directors, director nominees and executive officers, please see “Principal Stockholders.”

The following table sets forth the PC Mall common stock beneficially owned by our directors, director nominees and executive officers as of May 31, 2004. We have determined the beneficial ownership shown on this table in accordance with the rules of the SEC. Under those rules, if a person held options to purchase shares of PC Mall common stock that were currently exercisable or exercisable within 60 days after May 31, 2004, those shares are included in that person’s reported holdings and in the calculation of the percentage of PC Mall common stock owned. The percentage of beneficial ownership as of May 31, 2004 is based on 11,065,676 shares of PC Mall common stock outstanding as of that date. Except as otherwise noted, the individual director or executive officer (including his or her family members) had sole voting and investment power with respect to the PC Mall common stock.

	Shares Beneficially Owned
Name	Number	Percent
Adam W. Shaffer	—	*
Gary W. Guy(1)	13,447	*
Theodore R. Sanders(2)	131,383	1.2%
Thomas A. Maloof(3)	28,750	*
S. Keating Rhoads	—	*
Mark A. Timmerman	—	*
All directors, director nominees and executive officers as a group (6 persons)(4)	173,580	1.5%

(1)	Includes 13,417 shares issuable upon exercise of options to purchase PC Mall common stock that are exercisable within 60 days after May 31, 2004.

(2)	Represents 131,383 shares issuable upon exercise of options to purchase PC Mall common stock that are exercisable within 60 days after May 31, 2004.

(3)	Represents 28,750 shares issuable upon exercise of options to purchase PC Mall common stock that are exercisable within 60 days after May 31, 2004.

(4)	Includes an aggregate of 173,550 shares issuable upon exercise of options to purchase PC Mall common stock that are exercisable within 60 days after May 31, 2004.

Employee Benefit Plans

Treatment of Outstanding PC Mall Options

We currently anticipate that all options to purchase PC Mall common stock outstanding on the distribution date will be converted into two options: an option to purchase the same number of shares of PC Mall common stock covered by the original PC Mall option and an option to purchase a number of shares of our common stock based upon the ratio of the number of shares of our common stock distributed to PC Mall’s stockholders in the spin-off divided by the total number of shares of PC Mall common stock outstanding on the record date for the distribution. The exercise prices per share for each converted PC Mall option and eCOST.com option will be adjusted in a manner so that:

•	the aggregate “intrinsic value” (which is the market value of the stock underlying the option, less the exercise price of that option, multiplied by the number of shares then covered by that option) after the distribution of the converted PC Mall option plus the intrinsic value of the new eCOST.com option is not greater than the intrinsic value of the original PC Mall option immediately prior to the distribution;

•	the ratio of the exercise price of the converted PC Mall option to the market value per share of PC Mall common stock after the distribution is not lower than the ratio of the exercise price of the original PC Mall option to the market value per share of PC Mall common stock immediately prior to the distribution; and

•	the ratio of the exercise price of the new eCOST.com option to the market value per share of eCOST.com common stock after the distribution is not lower than the ratio of the exercise price of the original PC Mall option to the market value per share of PC Mall common stock immediately prior to the distribution.

The terms of each converted PC Mall option and each new eCOST.com option (other than the exercise price and the number of shares) will remain substantially the same as the original PC Mall options from which they were converted, except that the converted PC Mall options will be amended to allow for vesting based on the continuation of the holder’s employment with either PC Mall or eCOST.com, or our respective subsidiaries, as the case may be, and will give credit for continuous employment with PC Mall or eCOST.com, or our respective subsidiaries, prior to the distribution date.

All of the eCOST.com options we will issue in connection with the distribution will be non-qualified stock options. The vesting of each new eCOST.com option will be subject to the same vesting schedule as the original PC Mall option to which it relates and to continuation of the holder’s employment with either PC Mall or eCOST.com or our respective subsidiaries, as the case may be, with credit given for continuous employment with PC Mall or eCOST.com or our respective subsidiaries prior to the distribution date. The eCOST.com options we expect to grant with respect to each original PC Mall option will be issued under our 2004 Stock Incentive Plan. Any warrants to purchase PC Mall common stock outstanding on the record date for the distribution will be adjusted in the same way as the outstanding PC Mall options described above.

1999 Stock Incentive Plan

The purpose of our 1999 Stock Incentive Plan is to attract and retain the best available personnel, to provide additional incentive to employees, directors and consultants and to promote the success of our business. Our board of directors approved and adopted our 1999 Stock Incentive Plan in April 1999. A total of 2,500,000 shares of common stock were originally reserved for issuance under our 1999 Stock Incentive Plan. After completion of this offering, the number of shares of our common stock reserved for issuance under the plan will increase annually beginning on the first business day of each calendar year by an amount equal to 3% of the total number of shares of our common stock outstanding as of the last day of the preceding calendar year. No more than 500,000 shares under options can be granted to an individual employee in any given fiscal year. As of May 31, 2004, there were a total of 1,844,000 shares available for grant under our 1999 Stock Incentive Plan.

Our 1999 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, including officers and employee directors. A maximum aggregate of 650,000 shares of our common stock is available for grant of incentive stock options. Non-qualified stock options and stock purchase rights may be granted to employees, including officers and directors, and to non-employee directors and consultants. Our board of directors, or a committee designated by the board, administers our 1999 Stock Incentive Plan and determines the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the applicable vesting schedule and the form of consideration payable upon such exercise.

The exercise price of all incentive stock options granted under our 1999 Stock Incentive Plan must be at least equal to 100% of the fair market value of our common stock on the date of grant. The exercise price of all non-qualified stock options granted under our 1999 Stock Incentive Plan must be at least equal to 85% of the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all of our classes of stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of our common stock on the date of grant and the maximum term of those options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all of our classes of stock must not exceed ten years. The term of all other awards granted under our 1999 Stock Incentive Plan is determined by our board of directors. The consideration payable upon exercise of any option granted under our 1999 Stock Incentive Plan may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option (through a same-day sale and exercise procedure facilitated by a brokerage firm), loan or any combination of these forms of consideration.

In the event of any of the following, options granted under our 1999 Stock Incentive Plan will terminate and be cancelled, unless the successor entity assumes or substitutes the options:

•	a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state in which we are incorporated;

•	the sale, transfer or other disposition of all or substantially all of our assets;

•	a reverse merger in which we are the surviving entity but in which stock possessing more than 50% of the total combined voting power of our stock is transferred to a person or persons different from those who held our stock immediately prior to such merger; or

•	an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or reverse merger, but excluding any such transaction that the administrator of our 1999 Stock Incentive Plan determines is not a covered transaction.

Our board of directors has the authority to provide for the full or partial automatic vesting and exercisability of some or all of the outstanding awards under our 1999 Stock Incentive Plan upon the occurrence of any of the foregoing events. All options under the 1999 Stock Incentive Plan outstanding as of May 31, 2004 had either full or partial acceleration provisions.

In 1999 and 2000, we granted non-qualified options under our 1999 Stock Incentive Plan to certain of our and PC Mall’s employees. These options were exercisable only upon the earlier to occur of an initial public offering or sale of our company or a period of five to seven years following the grant date of the options. Certain awards contained repurchase rights at the original exercise price in the event of employee termination, which right terminates in the event of an initial public offering or sale of our company. As a result of the contingent nature of these options, we will record a non-cash compensation charge of approximately $         million in the quarter in which this offering is consummated, based on the assumed initial public offering price of $             .

Unless terminated sooner, our 1999 Stock Incentive Plan will automatically terminate on the tenth anniversary of the effective date of the plan. Our board of directors has the authority to amend, suspend or terminate the plan, provided that no such action may affect any award previously granted and then outstanding under the plan.

2004 Stock Incentive Plan

We expect that our board of directors and sole stockholder will approve and adopt our 2004 Stock Incentive Plan prior to the completion of this offering. The purpose of our 2004 Stock Incentive Plan is to enhance our long-term stockholder value by offering our employees, directors, officers and consultants the opportunity to participate in our growth and success, and to encourage these people to promote our business, remain in our service and acquire and maintain stock ownership in us. A total of          shares of our common stock will be reserved for issuance under our 2004 Stock Incentive Plan. The number of shares reserved for issuance under our 2004 Stock Incentive Plan will increase annually beginning on the first day of our 2005 fiscal year by an amount equal to:

•	% of the total number of shares outstanding as of that date; or

•	a lesser number of shares determined by our board of directors.

Of the annual increase in shares specified above, the lesser of          shares or the actual increase in shares will be available for the grant of incentive stock options. Options to purchase no more than          shares of our common stock can be granted to any individual optionee in any given fiscal year. We may grant up to an additional          shares, which will not count against the limit set forth in the previous sentence, in connection with an optionee’s initial commencement of service with our company.

Our 2004 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, including officers and employee directors. Non-qualified stock options and stock purchase rights may be granted to employees, including officers and directors, and to non-employee directors and consultants. Our board of directors, or a committee designated by the board, will administer our 2004 Stock Incentive Plan and will determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the applicable vesting schedule and the form of consideration payable upon such exercise.

Optionees cannot transfer incentive stock options other than by will or the laws of descent and distribution. The terms of an option agreement may also permit the transfer of non-qualified stock options by gift or pursuant to a qualified domestic relations order. During the lifetime of the optionee, each incentive stock option is exercisable only by the optionee. Upon termination of employment for any reason, other than death or disability, any options that have become exercisable prior to the date of termination will remain exercisable for 30 days from the date of termination, unless otherwise determined by our board of directors. If termination of employment was caused by death or disability, any options which have become exercisable prior to the date of termination will remain exercisable for 12 months from the date of termination. In no event may an optionee exercise the option after the expiration date of the term of the option set forth in the award agreement.

The exercise price of all incentive stock options granted under our 2004 Stock Incentive Plan must be at least equal to 100% of the fair market value of our common stock on the date of grant. Except for options granted in connection with the adjustment of outstanding PC Mall options, the exercise price of all non-qualified stock options granted under our 2004 Stock Incentive Plan must be at least equal to 85% of the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of our common stock on the date of grant and the maximum term of those options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all classes of our stock must not exceed ten years. The term of all other awards granted under our 2004 Stock Incentive Plan will be determined by our board of directors. The consideration payable upon exercise of any option granted under our 2004 Stock Incentive Plan may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option (through a same-day sale and exercise procedure facilitated by a brokerage firm), loan or any combination of these forms of consideration.

The terms of options granted by us in connection with the adjustment of outstanding PC Mall options at the time of the distribution, including the exercise price and number of shares subject to the options, will be determined as provided in the Employee Benefit Matters Agreement between us and PC Mall. Please see “—Treatment of Outstanding PC Mall Options” and “Certain Relationships and Related Transactions” for a description of the terms of the options to be granted in connection with the distribution.

In the event of any of the following, options granted under our 2004 Stock Incentive Plan will terminate and be cancelled, unless the successor entity assumes or substitutes the options:

•	a dissolution, liquidation or sale of all or substantially all of our assets;

•	a merger or consolidation in which we are not the surviving entity;

•	a reverse merger in which we are the surviving entity but in which stock possessing more than 50% of the total combined voting power of our stock is transferred to a person or persons different from those who held our stock immediately prior to such merger; or

•	an acquisition of 50% or more of our stock by any individual or entity, including by tender offer or reverse merger.

Our board of directors has the authority to provide for the full or partial automatic vesting and exercisability of some or all of the outstanding awards under our 2004 Stock Incentive Plan upon the occurrence of any of the foregoing events.

Unless terminated sooner, this plan will terminate automatically on the tenth anniversary of the effective date of the plan. The board has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan.

401(k) Plan

Our eligible employees currently participate in PC Mall’s 401(k) Savings and Retirement Plan. Pursuant to the Employee Benefit Matters Agreement we will enter into with PC Mall, our eligible employees will continue to participate in PC Mall’s 401(k) Savings and Retirement Plan until the earlier of the distribution or such time as we establish our own plan. We expect to adopt our own defined contribution plan that is intended to qualify under Section 401(k) of the Internal Revenue Code. We anticipate that substantially all of our full-time employees who meet specified eligibility requirements will be eligible to participate in our defined contribution plan beginning on their first day of employment with us. We expect that participants will be able to make pre-tax contributions to the plan of up to 15% of their annual compensation, subject to statutorily prescribed annual limits. We expect that individual participants will also be able to direct the trustee to invest their accounts in authorized investment alternatives.

Employment Agreements and Change-in-Control Arrangements

We entered into an employment agreement with Adam W. Shaffer, our Chief Executive Officer, effective March 19, 2004. Under the terms of this agreement, we will pay Mr. Shaffer an annual base salary of $250,000. Mr. Shaffer is eligible to earn annual bonuses of up to $100,000, as well as a one-time bonus of up to $25,000 if we complete an initial public offering. Additionally, we granted Mr. Shaffer an option to purchase 400,000 shares of our common stock at an exercise price of $9.00 per share pursuant to the terms of the employment agreement. An aggregate of 25% of the shares of common stock subject to Mr. Shaffer’s option will vest upon the earlier of the completion of our initial public offering or three years from the date Mr. Shaffer commenced his employment with us. The remainder of the shares of common stock subject to Mr. Shaffer’s option will vest in equal quarterly installments over a three-year period following whichever of those events occurs first. Notwithstanding the foregoing, Mr. Shaffer’s option agreement provides that the vesting of his options may, subject to certain exceptions specified in the agreement, partially accelerate if we are a party to certain corporate transactions, as defined in our 1999 Stock Incentive Plan, including certain mergers and acquisitions.

Mr. Shaffer’s employment with us is at will, which means that he or we can terminate his employment at any time with or without cause, as defined in his employment agreement, and generally without prior notice. If we terminate Mr. Shaffer’s employment without cause at any time before we complete an initial public offering, including this offering, we will be required to pay him an equivalent of three months of his base salary if he executes a severance and release agreement that is reasonably acceptable to our board of directors. Conversely, if we terminate Mr. Shaffer’s employment without cause at any time after we complete an initial public offering, including this offering, we will be required to pay him an equivalent of six months of his base salary if he executes a severance and release agreement that is reasonably acceptable to our board of directors. If we terminate Mr. Shaffer’s employment for cause, we will not be obligated to pay him any severance compensation regardless of whether his employment is terminated before or after we complete an initial public offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of the material terms of the Master Separation and Distribution Agreement between us and PC Mall and other key agreements that we will enter into with PC Mall or its affiliates relating to our separation from and our ongoing relationships with PC Mall following this offering. For a complete description of these agreements, you should refer to the full text of these agreements, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. While we believe the agreements are fair to us, had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. The pricing terms in each of the agreements described below for services PC Mall will provide to us are generally consistent with the historical costs we have been charged by PC Mall for these services. See “—Historical Agreements with PC Mall” below.

For as long as PC Mall continues to beneficially own shares of common stock representing more than 50% of the voting power of our common stock, it will be able to direct the election of all of the members of our board of directors and could exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, PC Mall will have the power to determine matters submitted to a vote of our stockholders without the consent of our other shareholders, will have the power to prevent a change in our control and could take other actions that might be favorable to it.

Following the offering we will be subject to Nasdaq listing standards which require us to conduct, on an ongoing basis, an appropriate review of all “related party transactions” (as defined in Nasdaq rules) for potential conflict of interest situations and require all such related party transactions to be approved by the audit committee of our board of directors. Following this offering, Mr. Maloof will serve on both our audit committee and the audit committee of PC Mall.

Overview

The Master Separation and Distribution Agreement contains the key provisions related to our separation from and our ongoing relationships with PC Mall, this offering and PC Mall’s plans to complete its divestiture of our company through a distribution of our outstanding common stock to PC Mall’s stockholders. Other agreements referenced in the Master Separation and Distribution Agreement govern various prior, interim and ongoing relationships between us and PC Mall. These agreements include:

•	the Tax Sharing Agreement;

•	the Employee Benefit Matters Agreement;

•	the Administrative Services Agreement;

•	the Product Sales, Inventory Management and Order Fulfillment Agreement;

•	the Information Technology Services Agreement;

•	the License Agreements;

•	the Customer Database Management Agreement;

•	the Sublease Agreement;

•	the Registration Rights Agreement between us and PC Mall; and

•	the Registration Rights Agreement between us and Frank F. Khulusi.

Master Separation and Distribution Agreement

The Master Separation and Distribution Agreement contains the key provisions relating to the separation of our business from PC Mall’s other businesses, the general terms and conditions and corporate transactions required to effect this offering and the distribution and the general intent of the parties as to how these matters will be undertaken and completed.

The Offering.    The Master Separation and Distribution Agreement obligates the parties to use their reasonable efforts to satisfy the following conditions prior to the consummation of this offering:

•	the registration statement containing this prospectus must be effective and no stop-order shall be in effect with respect to the registration statement;

•	state securities and blue sky laws must be satisfied;

•	our common stock must approve for listing on the Nasdaq National Market;

•	all our obligations and PC Mall’s obligations under the underwriting agreement must be met or waived by the underwriters;

•	PC Mall must be satisfied that it will own at least 80% of our outstanding capital stock immediately following this offering;

•	no legal restraints may exist preventing the separation, this offering or any other transaction contemplated by the Master Separation and Distribution Agreement;

•	the separation shall have become effective by the execution of the Master Separation and Distribution Agreement and the related agreements, all of which must be in full force and effect; and

•	other actions reasonably requested by us or PC Mall to ensure the successful completion of this offering shall have been taken.

The Distribution.    The Master Separation and Distribution Agreement also governs the rights and obligations of PC Mall and our company regarding this offering and the proposed distribution by PC Mall to its stockholders of the shares of our common stock held by PC Mall, which is also referred to in this prospectus as the “distribution.” Although PC Mall has announced that it intends to complete the distribution, there are various conditions to the completion of the distribution. Consequently, we cannot assure you as to when the distribution will occur, or whether it will occur at all.

Conditions to and timing of the Distribution.    The Master Separation and Distribution Agreement provides that the distribution is subject to several conditions that must be satisfied, or waived by PC Mall in its sole discretion, including:

•	receipt by PC Mall of an opinion from its tax counsel that the distribution will qualify as a transaction pursuant to which no gain or loss will be recognized by PC Mall or its stockholders for U.S. federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code;

•	receipt of any government approvals and material consents necessary to consummate the distribution; and

•	lack of any order, injunction, decree or regulation issues by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution.

In addition, PC Mall has the right not to complete the distribution if, at any time, PC Mall’s board of directors determines, in its sole discretion, that the distribution is not in the best interest of PC Mall or its stockholders.

Pursuant to the Master Separation and Distribution Agreement, we and PC Mall will cooperate to accomplish the distribution and, at PC Mall’s direction, to promptly take any and all actions necessary or desirable to effect the distribution.

Covenants.    We will agree that, for so long as PC Mall beneficially owns at least 50% of our outstanding common stock, we will not (without PC Mall’s prior written consent):

•	take any action which would limit the ability of PC Mall or its transferee to transfer its shares of our common stock;

•	issue any shares of our common stock or any rights, warrants or options to acquire our common stock if this would cause PC Mall to own less than 50% of the then outstanding shares of our common stock; or

•	take any actions that could reasonably result in PC Mall being in breach of or in default under any contract or agreement.

Auditors and Audits; Annual Statements and Accounting.    We will agree that, for so long as PC Mall is required to consolidate our results of operations and financial position or account for its investment in our company on the equity method of accounting, we will not change our independent auditors without PC Mall’s prior written consent (which will not be unreasonably withheld), and we will use our best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so to permit timely filing of PC Mall’s financial statements. We will agree to provide to PC Mall and its independent auditors all information required for PC Mall to meet its schedule for the filing and distribution of its financial statements and to make available to PC Mall and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that PC Mall and its independent auditors may conduct their audits relating to our financial statements. We will also agree to adhere to certain specified PC Mall accounting policies and to notify and consult with PC Mall regarding any changes to our accounting principles and estimates used in the preparation of our financial statements.

Indemnification.    Under the Master Separation and Distribution Agreement, we will indemnify PC Mall and its representatives and affiliates from all losses suffered by PC Mall or its representatives or affiliates arising out of or related to any of the following:

•	our failure to pay, perform or discharge in due course any of our liabilities;

•	our failure to comply with the terms of the Master Separation and Distribution Agreement or any of the other agreements between PC Mall and our company entered into in connection with the separation or the distribution; or

•	any untrue statement of a material fact or material omission in this prospectus or any similar documents relating to this offering or the distribution.

PC Mall will indemnify our company and our representatives and affiliates from any and all losses suffered by our company or our representatives or affiliates arising out of or related to either of the following:

•	PC Mall’s failure to pay, perform or discharge in due course PC Mall’s liabilities that are not assumed by us in connection with the distribution or our separation from PC Mall; or

•	PC Mall’s failure to comply with the terms of the Master Separation and Distribution Agreement or any of the other agreements between PC Mall and our company entered into in connection with the separation and the distribution.

All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification. Neither we nor PC Mall are obligated under the Master Separation and Distribution Agreement to indemnify each other for:

•	any liability assumed, transferred, assigned or allocated to the other company under any agreement between PC Mall and us relating to the separation, including the Master Separation and Distribution Agreement;

•	any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business between us and PC Mall prior to the completion of this offering;

•	any liability for unpaid amounts for products, services or refunds owing on products or services due on a value-received basis for work done by either company at the request or on behalf of the other company;

•	any liability that we or PC Mall may have regarding indemnification or contribution under the Master Separation and Distribution Agreement for claims brought against the other company by third persons; or

•	generally, any liability where its release would result in the release of anyone other than someone released under the Master Separation and Distribution Agreement.

Indemnification for Tax Liability; Tax-Related Covenants.    Under the Master Separation and Distribution Agreement, if the distribution fails to qualify under Section 355 of the Internal Revenue Code or Section 355(e) of the Internal Revenue Code applies to the distribution because of an action or omission by us after the distribution or as a result of any breach of a representation or covenant relating to an action or omission by us that occurs after the distribution, then we must indemnify PC Mall for any tax-related liabilities. If the distribution fails to qualify under Section 355 of the Internal Revenue Code or Section 355(e) of the Internal Revenue Code applies to the distribution because of an action or omission by PC Mall before or after the distribution or as a result of any breach of a representation or covenant, then PC Mall must indemnify us for any tax-related liabilities. We also agree that, until three years after the distribution, we will not take any of the following actions unless prior to taking such action we have obtained (and provided to PC Mall) a written opinion of a tax counsel reasonably acceptable to PC Mall or a ruling from the Internal Revenue Service to the effect that such action will not cause the distribution to be taxable to PC Mall:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of our assets;

•	redeem or repurchase our stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected to cause Section 355(e) to apply to the distribution.

Access to Information.    Under the Master Separation and Distribution Agreement, we and PC Mall will be obligated to provide each other access to information as follows:

•	subject to applicable confidentiality obligations and other restrictions, we and PC Mall will give each other any information within each other’s possession that the requesting party reasonably needs to comply with requirements imposed on the requesting party by a governmental authority, for use in any proceeding or to satisfy audit, accounting or similar requirements, or to comply with its obligations under the Master Separation and Distribution Agreement or any ancillary agreement;

•	for so long as PC Mall is required to consolidate our results of operation and financial position or account for its investment in our company on the equity method of accounting, we will provide to PC Mall, at no charge, all financial and other data and information that PC Mall determines is necessary or advisable in order to prepare its financial statements and reports or filings with any governmental authority, including copies of all quarterly and annual financial information and other reports and documents we intend to file with the Securities and Exchange Commission prior to such filings (as well as final copies upon filing), and copies of our budgets and financial projections;

•	we will consult with PC Mall regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with PC Mall in connection with any of its public filings;

•	we and PC Mall will use reasonable efforts to make available to each other’s past and present directors, officers, other employees and agents as witnesses in any legal, administrative or other proceedings in which the other party may become involved;

•	the company providing information, consultant or witness services under the Master Separation and Distribution Agreement will be entitled to reimbursement from the other for reasonable expenses incurred in providing this assistance;

•	we will retain all proprietary information in our possession relating to our business for a period of time and, if we intend to destroy this information after the retention period, we must give PC Mall opportunity to take possession of the information; and

•	we and PC Mall will each agree to hold in strict confidence all information concerning or belonging to the other for a period of up to years.

Termination.    PC Mall may terminate the Master Separation and Distribution Agreement at any time prior to this offering. The Master Separation and Distribution Agreement may be terminated after this offering by the mutual consent of PC Mall and us.

Expenses.    In general, PC Mall and our company will each be responsible for our own costs (including all associated third-party costs) incurred in connection with the transactions contemplated by the Master Separation and Distribution Agreement. However, we will pay all costs and expenses relating to this offering, including the underwriting discounts and commissions and all financial, legal, accounting and other expenses, and PC Mall will pay all costs (including all associated third-party costs) and expenses relating to the distribution.

Tax Sharing Agreement

Prior to the closing of this offering, we will enter into a Tax Sharing Agreement with PC Mall. The Tax Sharing Agreement will govern the respective rights, responsibilities, and obligations of PC Mall and us after this offering with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding income taxes, non-income taxes and related tax returns.

In general, under the Tax Sharing Agreement:

•	PC Mall is responsible for any U.S. federal, state or local income taxes that are determined on a consolidated, combined or unitary basis on a return that includes PC Mall (and/or one or more of its subsidiaries), on the one hand, and us (and/or one or more of our subsidiaries), on the other hand. However, in the event that we or one of our subsidiaries are included in such a return for a period (or portion thereof) beginning after the date of this offering, we are responsible for our portion of the income tax liability in respect of the period as if we and our subsidiaries had filed a separate tax return that included only us and our subsidiaries for that period (or portion thereof);

•	PC Mall is responsible for any U.S. federal, state or local income taxes due with respect to returns that include only PC Mall and/or its subsidiaries (excluding us and our subsidiaries), and we are responsible for any U.S. federal, state or local income taxes due with respect to returns that include only us and/or our subsidiaries;

•	PC Mall is responsible for any foreign income taxes of PC Mall and its subsidiaries (excluding us and our subsidiaries), and we are responsible for any foreign income taxes of us and our subsidiaries; and

•	PC Mall is responsible for any non-income taxes attributable to its own business for any period. We are responsible for any non-income taxes attributable to our own business for any period.

PC Mall is primarily responsible for preparing and filing any tax return with respect to the PC Mall affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes PC Mall or any of its subsidiaries. We generally will be responsible for preparing and filing any tax returns that include only us and our subsidiaries for periods beginning after this offering. As a result of the Company being included in the PC Mall consolidated federal income tax return until completion of the proposed spin-off, losses incurred by us prior to the spin-off will be reduced by any profits of the PC Mall group for the year in which the spin-off occurs. Any remaining unused operating loss allocable to us under federal tax law will carry forward to our separate federal income tax returns, and will be available to offset our operating profits earned as a stand-alone company.

We generally have exclusive authority to control tax contests with respect to tax returns that include only us and our subsidiaries. PC Mall generally has exclusive authority to control tax contests related to any tax returns of the PC Mall affiliated group for U.S. federal income tax purposes and with respect to any consolidated, combined or unitary group for U.S. state or local income tax purposes that includes PC Mall or any of its subsidiaries. Disputes arising between PC Mall and us relating to matters covered by the Tax Sharing Agreement are subject to resolution as described in more detail in the Tax Sharing Agreement.

The Tax Sharing Agreement assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In addition, the Tax Sharing Agreement provides for cooperation and information sharing with respect to tax matters.

Preservation of the Tax-Free Status of the Distribution.    PC Mall and we intend that the distribution will qualify as a transaction pursuant to which no gain or loss is recognized by PC Mall or its stockholders for federal income tax purposes under Section 355 and related provisions of the Internal Revenue Code. PC Mall intends to seek an opinion from its tax counsel to such effect. In either case, we are required to make certain representations regarding our company and our business and PC Mall is required to make certain representations regarding it and its business. We will also agree to certain restrictions for a three year period after the distribution that are intended to preserve the tax-free status of the distribution.

We may take a certain action or certain actions otherwise prohibited by these covenants if, prior to taking any such action, we have obtained (and provided to PC Mall) a written opinion of tax counsel reasonably acceptable to PC Mall, or a ruling from the Internal Revenue Service, that such action or actions would not jeopardize the tax-free status of distribution. These covenants include restrictions on our ability to:

•	merge or consolidate with another corporation;

•	liquidate or partially liquidate;

•	sell or transfer all or substantially all of our assets;

•	redeem or repurchase our stock (except in certain limited circumstances); or

•	take any other action which could reasonably be expected to cause Section 355(e) to apply to the distribution.

We will agree to indemnify PC Mall and its affiliates against any and all tax-related liabilities incurred by them that relate to the distribution to the extent caused by our act or failure to act after the distribution, or as a result of our breach of a representation or a covenant relating to an act or an omission by us that occurs after the distribution, in a manner that causes the distribution to fail to qualify under Section 355 of the Internal Revenue Code or from the application of Section 355(e) of the Internal Revenue Code. PC Mall and its affiliates will agree to indemnify us against any and all tax-related liabilities incurred by us that relate to the distribution to the extent caused by their act or failure to act before or after the distribution, or as a result of their breach of a representation or a covenant in a manner that causes the distribution to fail to qualify under Section 355 of the Internal Revenue Code or from the application of Section 355(e) of the Internal Revenue Code. These liabilities include the substantial tax-related liability that would result if the distribution failed to qualify as a tax-free transaction in which all members of the consolidated, unitary or combined group of PC Mall would have joint and several liability. This indemnification applies even if PC Mall has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Employee Benefit Matters Agreement

Prior to the closing of this offering, we will enter into an Employee Benefit Matters Agreement with PC Mall which will allocate to us some of the assets, liabilities and responsibilities relating to our current and former employees. The agreement will also provide for our employees’ continued participation in some of the benefit plans that PC Mall currently sponsors. Under the agreement, we will assume and agree to pay, perform and fulfill all obligations relating to our employees arising out of their present or future employment with us and their prior employment with PC Mall relating to our business.

All of our employees will continue to participate in the PC Mall sponsored benefit plans, such as the pension and retirement plan, health benefit program and group insurance plan, on terms comparable to those for PC Mall employees until the earlier of the distribution or such time as we establish our own benefit plans for our employees. We intend to establish our own benefit programs no later than the time of the distribution.

Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. None of our benefit plans will provide benefits that overlap benefits provided by the corresponding PC Mall benefit plan, if any. Each of our benefit plans will provide that all service, compensation and other benefit determinations that were recognized under the corresponding PC Mall benefit plan will be taken into account under our benefit plans. Generally, following the distribution, PC Mall will cease to have any continuing liability or obligation to our current employees and their beneficiaries under any of PC Mall’s benefit plans, programs or practices.

Pursuant to the Employee Benefit Matters Agreement, all PC Mall stock options and warrants that are outstanding on the record date for the distribution and that have not been exercised prior to the distribution date will be converted into two stock options or warrants: (1) an option or warrant to purchase the number of previously-unexercised PC Mall stock options or warrants as of the record date, and (2) an option or warrant to purchase a number of our common stock equal to the number of previously-unexercised PC Mall stock options or warrants times a fraction, the numerator of which is the total number of shares of our common stock distributed to PC Mall stockholders in the distribution and the denominator of which is the total number of PC Mall shares outstanding on the record date for the distribution. For a more detailed description of the treatment of outstanding PC Mall options and warrants, please see “Management—Employee Benefit Plans—Treatment of Outstanding PC Mall Options.”

Administrative Services Agreement

Prior to the closing of this offering, we will enter into an Administrative Services Agreement with PC Mall to provide us with certain general and administrative services, including but not limited to, the following:

•	general accounting and finance services;

•	tax services;

•	human resources administration;

•	record maintenance; and

•	credit card processing.

The agreement also will provide for the provision of additional services identified from time to time after this offering that we reasonably believe were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the Master Separation and Distribution Agreement, so long as the provision of such services would not significantly disrupt PC Mall’s operations or significantly increase the scope of PC Mall’s obligations under the agreement. As consideration for the services, we will pay PC Mall a monthly fee of $     . The agreement will have a term of one year, but either party may terminate the agreement earlier by providing the other party 90 days prior written notice of such termination.

Product Sales, Inventory Management and Order Fulfillment Agreement

Prior to the closing of this offering, we will enter into a Product Sales, Inventory Management and Order Fulfillment Agreement with PC Mall to provide us with product sales, inventory management and order fulfillment services at the same levels PC Mall has historically provided to us. Under the agreement, PC Mall will provide the following services to us:

•	Purchasing services, including purchasing for its own account inventory to meet the projected sales requirements we provide to PC Mall;

•	Inventory management, including maintaining sufficient warehouse facilities, equipment, employees, vendor relationships and information technology to monitor, maintain, receive, inspect, record, manage, track and access efficiently the receipt and processing of inventory; and

•	Order fulfillment, including picking, packing, shipping tracking and processing returns.

As consideration for such services, we will pay PC Mall the following fees:

•	$4.00 fulfillment charge per shipment;

•	shipping expenses at cost;

•	a restocking fee of 10% of cost; and

•	a monthly inventory management fee of $9,700.

Pursuant to the terms of the agreement, PC Mall will credit us for any discounts, incentives or vendor consideration obtained by PC Mall in amounts determined consistent with past practices. The agreement will terminate on the earlier of the distribution or the first anniversary of the agreement. We will have the right to terminate the agreement earlier upon 90 days prior written notice of such termination to PC Mall.

Information Technology Services Agreement

Prior to the closing of this offering, we will enter into a Information Technology Services Agreement with PC Mall to provide us with information technology and support services, including maintaining our management information and reporting systems and hosting our website. As consideration for the services, we will pay PC Mall a monthly fee of $   , which represents the personnel charges on a cost-plus 5% basis. To the extent we need to upgrade or expand the capacity of our systems, we will be responsible for purchasing any such additional capacity or hardware. The agreement will have a term of two years, but either party may terminate the agreement earlier by providing the other party 180 days prior written notice of such termination. Upon any termination or expiration of the agreement, we are required to purchase all of the capital equipment used in connection with the services provided by PC Mall at its depreciated book value.

License Agreements

Prior to the closing of this offering, we will enter into a license agreements with PC Mall and one of its affiliates to govern the respective rights, responsibilities, and obligations of PC Mall and us in connection with certain technology and software we will license from PC Mall. The licenses will be a perpetual, royalty-free licenses for us to continue to use the technology and software in a manner substantially similar to our uses prior to the closing of this offering. The technology and software will be licensed to us on an “as is” basis, and we will agree to indemnify PC Mall for any liability it incurs as a result of our use of such technology.

Customer Database Management Agreement

Prior to the closing of this offering, we will enter into a Customer Database Management Agreement with PC Mall pursuant to which PC Mall will provide us with customer database management services, including but not limited to updating, extracting and analyzing database information and preparing database reports. As consideration for these services, we will pay PC Mall a monthly fee of $9,400. The agreement will have a term of one year, but either party may terminate the agreement earlier by providing the other party 90 days prior written notice of such termination.

Sublease Agreement

In January 2003, we entered into a Sublease Agreement with PC Mall for approximately 7,800 square feet of office space located at PC Mall’s corporate headquarters in Torrance, California. We currently pay PC Mall monthly rent of $6,472 which may be adjusted periodically based on rent changes in the master lease and upon changes in the amount of space we may occupy from time to time. We are also responsible for our proportionate share of all common area maintenance, including but not limited to amortization of leasehold improvements, real estate taxes, telecommunications and networking expenses and other operating expenses. In 2003, we paid PC Mall approximately $328,000 for these expenses. The sublease terminates in September 2007.

Registration Rights Agreement with PC Mall

After the closing of this offering, PC Mall will have the right, in certain circumstances, to require registration of shares of our common stock that are held by PC Mall. The registration rights granted to PC Mall under the agreement will terminate upon the consummation of the distribution.

Demand Registration.    PC Mall may request two demand registrations under the Securities Act of all or any portion of our shares covered by the agreement, and we will be obligated to register such shares as requested by PC Mall. However, PC Mall may not make a request for registration until 180 days following the closing of this offering. We are not required to undertake a demand registration within 90 days of the effective date of a registration statement filed by us under the Securities Act covering an underwritten public offering of our securities, excluding the registration statement relating to this offering. In addition, we have the right to postpone the filing or effectiveness of any demand registration for up to 90 days if we determine in good faith that such registration may interfere with or adversely affect the negotiation or completion of a proposed transaction or would involve initial or continuing disclosure obligations that may not be in the best interest of our stockholders. Further, the demand registration rights will not apply if, in the opinion of our counsel, such registration would jeopardize the tax-free status of the distribution.

Piggy-Back Registration Rights.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by PC Mall, PC Mall has the right to include its shares of our common stock in that offering. However, the piggy-back registration rights will not apply, if, in the opinion of our counsel, such registration would jeopardize the tax-free status of the distribution.

Registration Expenses.    PC Mall is responsible for all of the costs and expenses associated with any demand registration. We are responsible for all of the costs and expenses for any piggyback registration, excluding costs and expenses for underwriting discounts, selling commissions and transfer taxes applicable to the sale of the securities and any legal fees and expenses of counsel or to other advisers of PC Mall, which will be the responsibility of PC Mall.

Termination.    The rights under the agreement terminate upon the earliest to occur of:

•	the distribution;

•	such time as the registrable shares have been sold;

•	such time as the registrable shares have been registered under the Securities Act for a period of at least 90 days; or

•	such time as we receive an opinion of counsel that the registrable shares may be sold by the holder without registration under the Securities Act without restriction as to the quantity and manner of such sales.

Registration Rights Agreement with Frank F. Khulusi

Frank F. Khulusi is the principal stockholder, President and Chief Executive Officer of PC Mall. If the distribution occurs, Mr. Khulusi will have the right, in certain circumstances, to require registration of shares of our common stock that are held by Mr. Khulusi.

Demand Registration.    Mr. Khulusi may request two demand registrations under the Securities Act of all or any portion of our shares covered by the registration rights agreement, and we will be obligated to register such shares as requested by Mr. Khulusi. However, Mr. Khulusi may not make a request for registration until 180 days following the distribution. We are not required to undertake a demand registration within 90 days of the effective date of a previous demand registration, other than a demand registration that was effected as a shelf registration. In addition, we have the right, which may be exercised once in any 12-month period, to postpone the filing or effectiveness of any demand registration for up to 90 days if we determine in the good faith judgment of our counsel that such registration would reasonably be expected to have a material adverse effect on any then-active proposals to engage in certain material transactions.

Piggy-Back Registration Rights.    If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by Mr. Khulusi, Mr. Khulusi has the right to include its shares of our common stock in that offering. However, the piggy-back registration rights will not apply, if, in the opinion of our counsel, such registration would jeopardize the tax-free status of the distribution.

Registration Expenses.    Mr. Khulusi is responsible for all of the costs and expenses associated with any demand registration, except that we are responsible for up to $100,000 of the first, and up to $50,000 of the second demand registration. We are responsible for all of the costs and expenses for any piggyback registration, excluding costs and expenses for underwriting discounts, selling commissions and transfer taxes applicable to the sale of the securities and any legal fees and expenses of counsel or other advisers of Mr. Khulusi, which will be the responsibility of Mr. Khulusi.

Termination.    The rights under the agreement terminate upon the earliest to occur of:

•	the fifth anniversary of the distribution;

•	such time as the registrable shares have been sold;

•	such time as the registrable shares have been registered under the Securities Act for a period of at least 90 days; or

•	such time as we receive an opinion of counsel that the registrable shares may be sold by the holder without registration under the Securities Act without restriction as to the quantity and manner of such sales.

Historical Agreements with PC Mall

Since our inception, PC Mall has provided us various services, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, information systems operation and administration, advertising services, and use of office space. PC Mall has historically allocated and charged us a portion of its overhead costs in consideration for these services based upon several factors including net sales, net cost of goods sold, square footage, systems utilization, headcount and other factors. In January 2003, we formalized our arrangements with PC Mall by entering into agreements that provided for substantially the same services that PC Mall provided us prior to that time. The agreements discussed above in this “Certain Relationships and Related Transactions” section will replace each of these historical agreements with PC Mall.

The following table sets forth the costs that we have been allocated and charged by PC Mall for the services described above for the past three fiscal years and the three months ended March 31, 2004, identified by category as recorded in our statements of operations (in thousands):

	Year Ended December 31,			Three Months Ended March 31, 2004
	2001	2002	2003
Cost of goods sold (including cost of products, shipping and fulfillment)	$58,969	$67,040	$87,753	$31,878
Selling, general and administrative expenses	2,086	2,123	2,040	533
Interest expense	675	461	76	—

In 2003, PC Mall made a capital contribution of $18,000,000 to us. The capital contribution was used to repay the cumulative advances we previously received from PC Mall which was equal to $15,457,000 at the time of repayment. See note 7 of the notes to financial statements for a more detailed discussion of this transaction.

Prior to completion of this offering, we expect to declare a dividend of $             to PC Mall, of which $             will be paid in the form of a promissory note, and the remaining $             will be paid by the settlement of the capital contribution due from PC Mall outstanding as of the date this offering is completed. We intend to repay this note in full from the proceeds of this offering.

Other Relationships

Mark A. Timmerman, a principal of William Blair & Company, L.L.C., has agreed to serve as a member of our board of directors upon completion of this offering. William Blair & Company, L.L.C. is acting as one of the managing underwriters for this offering.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our charter documents.

PRINCIPAL STOCKHOLDERS

Prior to this offering, all of the outstanding shares of our common stock will be owned by PC Mall. After this offering, PC Mall will own      % of our outstanding common stock, assuming the underwriters do not exercise their option to purchase additional shares. After completion of this offering and prior to the distribution, PC Mall will be able, acting alone, to elect our entire board of directors and to approve any action requiring stockholder approval. Except for PC Mall, we are not aware of any person or group that will beneficially own more than 5% of our outstanding shares of common stock following this offering. None of our executive officers, directors or director nominees currently owns any shares of our common stock, but those who own shares of PC Mall common stock will be treated on the same terms as other holders of PC Mall stock in any distribution by PC Mall. See “Management—Stock Ownership of Directors and Executive Officers” for a description of the ownership of PC Mall stock by our directors and executive officers.

The following table shows information about the beneficial ownership of our common stock as of May 31, 2004 and as adjusted to reflect our sale of common stock in this offering. It shows shares beneficially owned by each of the following:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors and director nominees;

•	each of the named executive officers; and

•	all directors, director nominees and executive officers as a group.

We have determined the beneficial ownership shown on this table in accordance with the rules of the Securities and Exchange Commission. Under those rules, if a person held options to purchase shares of our common stock that are exercisable within 60 days after May 31, 2004, those shares are included in that person’s reported holdings and in the calculation of the percentage of our common stock owned. The percentage of beneficial ownership as of May 31, 2004 is based on 10,000,000 shares of our common stock outstanding as of that date. The percentage of beneficial ownership after this offering is based on      shares of common stock to be outstanding after this offering. To our knowledge, each person named in the table has sole voting and investment power over the shares listed by that person’s name, except where we have shown otherwise in the footnotes or where community property laws affect ownership rights. Except where we show otherwise, the address of each of the persons listed in this table is: c/o eCOST.com, Inc., 2555 W. 190th Street, Suite 106, Torrance, California 90504.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name of Beneficial Owner		Before Offering	After Offering (1)
5% or Greater Stockholders:
PC Mall, Inc.	10,000,000	100.0%	%
Directors, Director Nominees and Executive Officers:
Adam W. Shaffer(2)	100,000	*	*
Gary W. Guy(3)(4)	100,000	*	*
Theodore R. Sanders(3)(5)	40,000	*	*
Thomas A. Maloof	—	*	*
S. Keating Rhoads	—	*	*
Mark A. Timmerman	—	*	*
All directors, director nominees and executive officers as a group (6 persons)(3)(6)	240,000	2.3%	*

(1)	The percentage of total capital stock after the offering assumes that the underwriters do not exercise their over-allotment option.

(2)	Represents 100,000 shares issuable upon the exercise of outstanding options that will be exercisable upon the completion of this offering.

(3)	Certain options to purchase our common stock that were granted under our 1999 Stock Incentive Plan are exercisable, even if vested, only upon the earlier to occur of an initial public offering of our stock; a merger or consolidation or disposition of all or substantially all of the assets of our company; or the lapse of five years from the date of grant. For purposes of determining beneficial ownership of shares of common stock underlying vested options with these conditions to exercisability, this table assumes the completion of this offering.

(4)	Represents 100,000 shares issuable upon exercise of options that are exercisable within 60 days after May 31, 2004.

(5)	Represents 40,000 shares issuable upon exercise of options that are exercisable within 60 days after May 31, 2004.

(6)	Includes an aggregate of 240,000 shares issuable upon exercise of outstanding options that are exercisable within 60 days after May 31, 2004 or will be exercisable upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The following information describes the material features of our capital stock and summarizes the material provisions of our amended and restated certificate of incorporation and by-laws that will be in effect upon the completion of this offering and reflects changes to our capital structure that will become effective on the closing date of this offering. For a complete description of these documents, you should refer to the full text of our amended and restated certificate of incorporation and by-laws, which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Under our amended and restated certificate of incorporation, we have authority to issue a total of 110,000,000 shares of all classes of stock, of which 10,000,000 may be shares of preferred stock and 100,000,000 may be shares of common stock.

As of May 31, 2004, there were 10,000,000 shares of our common stock outstanding. Upon completion of this offering, we will have      shares of common stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters voted on by stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors.

Holders of our common stock do not have subscription, redemption or conversion privileges. Subject to the preferences or other rights of any preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on our common stock as declared by our board of directors. Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of liquidation or dissolution of our company, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock. No holder of any of our capital stock has any preemptive right to subscribe for or purchase any of our securities of any class or kind. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and designation of any series of preferred stock and the dividend rights, dividend rate, conversion rights and terms, voting rights (full or limited, if any), redemption rights and terms, liquidation preferences and sinking fund terms of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on whose systems our stock may then be quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon liquidation of our company. Issuance of any such shares with voting powers, or issuance of additional shares of our common stock, would dilute the voting power of our outstanding common stock. We have no present plans to issue any preferred stock.

Options

We have a total of              shares of our common stock reserved for issuance upon exercise of stock options granted under our stock incentive plans. As of May 31, 2004, there were options to purchase 656,000 shares of our common stock outstanding. In connection with the distribution, each outstanding option and warrant to purchase PC Mall common stock will be converted into two options or warrants: an option or warrant to purchase the same number of shares of PC Mall common stock covered by the original PC Mall option or warrant and an option or warrant to purchase a number of shares of our common stock based upon the ratio of the number of shares of our common stock distributed to PC Mall’s stockholders in the spin-off divided by the total number of shares of PC Mall common stock outstanding on the record date for the distribution. As of May 31, 2004, there were options and warrants to purchase an aggregate of 2,315,600 shares of PC Mall common stock outstanding. For more information, see “Management—Employee Benefit Plans.”

Registration Rights

After the consummation of this offering and the expiration of a 180 day lock-up period, PC Mall will be entitled to certain rights with respect to the registration of its shares of our common stock under the Securities Act pursuant to the terms of a registration rights agreement between us and PC Mall. Upon completion of this offering, PC Mall will own              shares of our common stock. In addition, Frank Khulusi, the principal stockholder of PC Mall, will be entitled to demand registration rights with respect to shares of our common stock beginning 180 days following the distribution and will be entitled to piggy-back registration rights immediately following the distribution, subject to certain conditions and limitations. These registration rights will terminate as to the shares owned by PC Mall at the time of the distribution and as to Mr. Khulusi at such time as Mr. Khulusi is permitted to sell those shares without restriction under Rule 144(k) of the Securities Act. As of May 31, 2004, Mr. Khulusi beneficially owned approximately 26% of the outstanding common stock of PC Mall.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and By-Laws

The following discussion describes the provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws that could be viewed as having the effect of discouraging an attempt to obtain control of our company.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Under certain circumstances, Section 203 limits the ability of an “interested stockholder” to effect various business combinations with our company for a three-year period following the time that a stockholder became an interested stockholder. An “interested stockholder” is defined as a holder of more than 15% of the outstanding voting stock. An interested stockholder may engage in a business combination transaction with us within the three-year period only if:

•	our board of directors approved the transaction before the stockholder became an interested stockholder or approved the transaction in which the stockholder became an interested stockholder;

•	the interested stockholder acquired at least 85% of the voting stock (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it became an interested stockholder; or

•	our board of directors and the holders of shares entitled to cast two-thirds of the votes entitled to be cast by all of the outstanding voting shares held by all disinterested stockholders approve the transaction.

For this purpose, business combinations include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of our consolidated assets, and certain transactions that would increase the interested stockholder’s proportionate share ownership in our company.

Blank Check Preferred Stock

Our amended and restated certificate of incorporation provides that we may from time to time issue shares of preferred stock in one or more series, the terms of which will be determined by our board of directors. We will not solicit approval of our stockholders unless our board of directors believes that approval is advisable or is required by Nasdaq National Market regulations or Delaware law. This could enable our board of directors to issue shares to persons friendly to current management which would render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise and protect the continuity of our management. These additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of our company.

Board of Directors

Our charter does not provide for cumulative voting rights. Accordingly, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, the holders of a majority of the shares of stock entitled to vote in any election of directors will be able to elect all of the directors standing for election if they should so choose.

Our charter provides that, except as otherwise provided in any preferred stock designation relating to the rights of the holders of any class or series of preferred stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Subject to the rights of any class or series of preferred stock having the right under a preferred stock designation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class.

These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.

No Stockholder Action by Written Consent; Special Meetings

Our amended and restated certificate of incorporation permits our stockholders to act by written consent without a meeting as long as PC Mall or its affiliates beneficially own shares representing at least a majority of the votes entitled to be cast by the outstanding voting stock in any election of directors. Once PC Mall ceases to own that percentage of our voting stock, our amended and restated certificate of incorporation eliminates the right of our stockholders to act by written consent. Under Delaware law, unless the certificate of incorporation or the by-laws provide otherwise, stockholders are not permitted to call a special meeting of the stockholders. Our amended and restated certificate of incorporation and by-laws do not permit stockholders to call a special meeting. Except as otherwise required by law or by any preferred stock designation, special meetings of stockholders may be called only by a majority of the whole board of directors or by our chairman of the board of directors or our chief executive officer. No business other than that stated in the notice of meeting may be transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board of directors, our chairman of the board of directors or our chief executive officer.

Advance Notice Procedures

Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of stockholders. These stockholder notice procedures provide that only persons who are nominated by our board of directors, or by a stockholder who was a stockholder of record at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only business that has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder’s intention to bring such business before the meeting, may be conducted. Under these stockholder notice procedures, for notice of a stockholder nomination for election as a director at an annual meeting to be timely, the notice must be received by our secretary not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day before the first anniversary of the preceding year’s annual meeting, except that, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day before the annual meeting and not later than the close of business on the later of the 90th calendar day before the annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

Nevertheless, if the number of directors to be elected to our board of directors is increased and there is no public announcement by us naming all of the nominees for director or specifying the size of our increased board of directors at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it shall be delivered to our secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made by us. Under these stockholder notice procedures, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, we must receive notice not earlier than the close of business on the 120th calendar day before the special meeting and not later than the close of business on the later of the 90th calendar day before the special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at the meeting.

In addition, under these stockholder notice procedures, a stockholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain some specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedures, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

Amendments

Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of our amended and restated certificate of incorporation relating to stockholder action; the number, election, tenure or removal of directors; the nomination of director candidates and the proposal of business by stockholders; and the filling of vacancies on our board of directors. Our amended and restated certificate of incorporation further provides that provisions of our by-laws relating to the foregoing subject matters, including the stockholder notice procedures, may be amended only by the affirmative vote of a majority of the whole board of directors or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class. Other than the provisions of our by-laws referenced above which will require at least 80% of the voting power, the affirmative vote of holders of at least 66 2/3% of the voting power of outstanding shares of voting stock, voting as a single class, will be required to amend our by-laws.

Limitation on Liability and Indemnification of Officers and Directors

Limitation on Liability of Directors

Section 145 of the Delaware General Corporation Law permits the indemnification of directors, officers, employees and agents of a Delaware corporation. Our by-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation also limits the liability of our directors for damages in derivative and third party lawsuits for breach of a director’s fiduciary duty except for liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction for which the director derived improper personal benefit.

The limitation of liability applies only to monetary damages and, presumably, would not affect the availability of equitable remedies such as injunction or rescission. The limitation of liability applies only to the acts or omission of directors as directors and does not apply to any such act or omission as an officer of our company or to any liabilities imposed under federal securities law.

Indemnification and Insurance

We maintain a policy of directors’ and officers’ insurance providing indemnification for certain of our directors, officers, affiliates, partners and employees for certain liabilities.

Our amended and restated certificate of incorporation provides for indemnification of our directors and executive officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of our company, arising out of such person’s services as a director or executive officer of our company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions are necessary to attract and retain qualified directors and executive officers.

We have entered into indemnification agreements with each of our current directors and executive officers that provide the maximum indemnity available to directors and officers under Section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation, as well as certain additional procedural protections. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification is expected to be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

     will be the transfer agent and registrar for our common stock.

Listing

We have applied to list our common stock on the Nasdaq National Market under the symbol “ECST.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock into the public market, including shares issued upon exercise of outstanding options and warrants, or the perception that such sales may occur, could adversely affect prevailing market prices of our stock. As described below, no shares outstanding immediately prior to this offering will be available for sale immediately after this offering because of contractual lock-up restrictions on resale. Sales of substantial amounts of our common stock into the public market after contractual restrictions lapse could adversely affect the prevailing market price of our stock and our ability to raise capital in the future.

Upon completion of this offering, we will have      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. Of these shares, the      shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined under the Securities Act and the regulations promulgated thereunder. Any shares purchased by an affiliate may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of our common stock held by PC Mall are “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act. These rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who have beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Options

We intend to file a registration statement on Form S-8 under the Securities Act to register approximately      shares of our common stock issuable under our stock plans. As of May 31, 2004, there were outstanding options to purchase 656,000 shares of our common stock, of which              will be exercisable upon completion of this offering. The Form S-8 registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and subject to any contractual restrictions on transfer. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 180 days after the date of this prospectus.

Lock-up Agreements

Notwithstanding the foregoing, we, our directors and officers, and PC Mall have each agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of William Blair & Company, L.L.C. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of the sale, the potential impact of the sale on the market for the common stock, market conditions generally, the reason for the requested release, and whether the person requesting the release is one of our affiliates, executive officers or directors.

Registration Rights

After the consummation of this offering and the expiration of the lock-up period described above, PC Mall will be entitled to certain rights with respect to the registration of its shares of our common stock under the Securities Act, under the terms of a registration rights agreement between us and PC Mall. In addition, Frank Khulusi, the principal stockholder, President and Chief Executive Officer of PC Mall, will be entitled to demand registration rights with respect to shares of our common stock beginning 180 days following the distribution and will be entitled to piggy-back registration rights immediately following the distribution, subject to certain conditions and limitations. These registration rights will terminate as to the shares owned by PC Mall at the time of the distribution and as to Mr. Khulusi at such time as Mr. Khulusi is permitted to sell those shares without restriction under Rule 144(k) of the Securities Act.

Distribution

PC Mall has advised us that it intends to distribute its remaining ownership interest in our company to PC Mall’s stockholders approximately six months following completion of this offering. PC Mall expects to distribute to PC Mall common stockholders all of our common stock owned by PC Mall. Completion of the distribution is contingent upon the satisfaction or waiver of a variety of conditions described elsewhere in this prospectus, including the receipt of an opinion of PC Mall’s tax counsel that the distribution will qualify as a tax-free transaction for U.S. federal income tax purposes. The distribution may not occur by the contemplated time or may not occur at all. For a discussion of the conditions to and the timing of the distribution, see “Certain Relationships and Related Transactions—Master Separation and Distribution Agreement.” Shares of our common stock distributed to PC Mall common stockholders in the distribution generally will be freely transferable, except for shares of our common stock received by persons who may be deemed to be our affiliates.

UNDERWRITING

The underwriters named below, for which William Blair & Company, L.L.C., ThinkEquity Partners LLC and Merriman Curhan Ford & Co. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters and us, to purchase from us the respective number of shares of common stock set forth opposite each underwriter’s name in the table below.

Underwriters	Number of Shares
William Blair & Company, L.L.C.
ThinkEquity Partners LLC
Merriman Curhan Ford & Co.

Total

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representatives of the underwriters have advised us that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $      per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that we will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about     , 2004. At that time, the underwriters will pay us for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional      shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase pursuant to this option on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by us to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total
		Without Over-allotment	With Over-allotment
Assumed initial public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that our total expenses for the offering, excluding the underwriting discount, will be approximately $     .

We, and each of our directors and executive officers, and PC Mall, have agreed, subject to limited exceptions, for a period of 180 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly offer, sell, contract to sell, assign, transfer, encumber, pledge, grant an option to purchase, make any “short” sale, establish a “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of common stock or any securities convertible into or exchangeable for shares of our common stock (“common stock equivalents”) held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act);

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common stock or common stock equivalent; or

•	exercise any registration rights with respect to any of our common stock or common stock equivalent.

This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by the restrictions in the lock-up agreements, or to limited partners or stockholders who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, market conditions generally, the reason for the requested release, and whether the person requesting the release is one of our affiliates, executive officers or directors. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. See “Shares Eligible for Future Sale.”

The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

In connection with the offering, the underwriters and other persons participating in the offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in the offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares in the over-allotment option. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option.

In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the representatives may impose a penalty bid. This allows the representative to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in the offering is repurchased by the representative in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain, or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in the offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking, and other services to us for which they have received, and may in the future receive, customary fees or other compensation. Mark A. Timmerman, a principal of William Blair & Company, L.L.C., has agreed to serve as a member of our board of directors upon completion of this offering.

We have applied to list our common stock on the Nasdaq National Market under the symbol “ECST.”

Determination of Offering Price

Prior to the offering, there has been no public market for the common stock. The initial public offering price for our common stock will be determined by negotiation between us and the representatives of the underwriters. The factors that will be considered in determining the initial public offering price are prevailing market and economic conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to us, estimates of our business potential and prospects, the present state of our business operations, our management, and other factors deemed relevant. The estimated initial public offering price range on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

LEGAL MATTERS

Morrison & Foerster LLP, Irvine, California, will pass upon the validity of the common stock offered hereby for us. Sonnenschein Nath & Rosenthal LLP, Chicago, Illinois, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

The financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this prospectus and the financial statement schedule included in the registration statement, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, which includes an explanatory paragraph identifying eCOST.com as a consolidated subsidiary of PC Mall, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are only summaries, and we refer you to the copy of the contract or other document filed as an exhibit to the registration statement for the full text of these contracts or documents.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of any such document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information.

We maintain a website at www.ecost.com. After this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The foregoing reference to our web address does not constitute incorporation by reference of any information, including the information contained on or linked to our website.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder

of eCOST.com, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholder’s equity (deficit) and cash flows present fairly, in all material respects, the financial position of eCOST.com, Inc. (the “Company”), a wholly-owned subsidiary of PC Mall, Inc., at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company has been historically consolidated as a wholly-owned subsidiary of PC Mall, Inc., and consequently, as indicated in Note 1, the financial statements of the Company have been derived from the consolidated financial statements and accounting records of PC Mall, Inc. and reflect significant assumptions and allocations. Accordingly, the financial statements do not necessarily reflect the financial position, results of operations, and cash flows of the Company had it been a stand-alone company.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

April 28, 2004

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

BALANCE SHEETS

(in thousands, except share data)

	December 31,		March 31,
	2002	2003	2004	2004
			Unaudited	Unaudited Pro Forma (Note 8)
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$—
Accounts receivable, net of allowance for doubtful accounts of $32, $50 and $19 (unaudited) at December 31, 2002 and 2003 and March 31, 2004, respectively	1,492	2,044	2,730	2,730
Inventories	616	1,199	1,315	1,315
Prepaid expenses and other current assets	66	51	46	46
Deferred income taxes	—	155	155	155
Receivable from the Parent (Note 3)	22,416	30,676	32,470	—

Total current assets	24,590	34,125	36,716	4,246
Property and equipment, net	148	125	119	119
Due from Affiliate, net	—	991	340	340
Deferred income taxes	—	4,206	4,214	4,214
Other assets	27	29	184	184

	$24,765	$39,476	$41,573	$9,103

Liabilities and Stockholder’s Equity (Deficit)
Current liabilities:
Accounts payable	—	1,678	2,162	2,162
Accrued expenses and other current liabilities	959	1,738	1,440	1,440
Deferred revenue	692	1,345	1,475	1,475
Net advances from Affiliate	16,799	—	—	—
Line of credit (Note 3)	22,416	30,676	32,470	—
Note payable to Affiliate	—	—	—

Total current liabilities	40,866	35,437	37,547

Total liabilities	40,866	35,437	37,547

Commitments and contingencies (Note 5)
Stockholder’s equity (deficit):
Common stock, $.001 par value; 20,000,000 shares authorized, 10,000,000 shares issued and outstanding	10	10	10
Additional paid-in capital	130	16,602	16,602
Capital contribution due from Affiliate	—	(2,543)	(2,543)	—
Retained earnings (accumulated deficit)	(16,241)	(10,030)	(10,043)

Total stockholder’s equity (deficit)	(16,101)	4,039	4,026

	$24,765	$39,476	$41,573

The accompanying notes are an integral part of these financial statements.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended December 31,				Three months ended March 31,
	2001	2002	2003		2003	2004
					(unaudited)
Net sales	$83,996	$89,009		$109,709	$23,890		$38,190
Cost of goods sold (Note 7)	75,057	79,429		99,409	21,476		34,732

Gross profit	8,939	9,580		10,300	2,414		3,458
Selling, general and administrative expenses (Note 7)	8,578	8,945		9,885	2,106		3,480

Income (loss) from operations	361	635		415	308		(22)
Interest expense—PC Mall	675	461		76	76		—
Interest expense—PC Mall commercial line of credit (Note 3)	709	1,097		1,476	224		401
Interest income—PC Mall commercial line of credit (Note 3)	(709)	(1,097)		(1,476)	(224)		(401)

Income (loss) before income taxes	(314)	174		339	232		(22)
Provision (benefit) for income taxes	—	27		(5,872)	—		(9)

Net income (loss)	$(314)	$147		$6,211	$232		$(13)

Earnings (loss) per share:
Basic	$(0.03)	$0.01		$0.62	$0.02		$0.00

Diluted	$(0.03)	$0.01		$0.61	$0.02		$0.00

Weighted average number of shares:
Basic	10,000	10,000		10,000	10,000		10,000

Diluted	10,000	10,277		10,227	10,277		10,000

Unaudited pro forma earnings per share (Note 8):
Earnings per share— Basic			$			$

Diluted			$			$

Weighted average number of shares— Basic

Diluted

The accompanying notes are an integral part of these financial statements.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIT)

(in thousands, information for the three months ended March 31, 2004 is unaudited)

	Common Stock		Additional Paid-in Capital	Capital Contribution Due from Affiliate	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2000	10,000	$10	$115	$—	$(16,074)	$(15,949)
Net loss	—		—	—	(314)	(314)

Balance at December 31, 2001	10,000	10	115	—	(16,388)	(16,263)

Capital contribution—income taxes	—	—	15	—	—	15
Net income	—		—	—	147	147

Balance at December 31, 2002	10,000	10	130	—	(16,241)	(16,101)

Capital contribution from Affiliate	—	—	18,000	—	—	18,000
Capital contribution due from Affiliate	—	—	—	(2,543)	—	(2,543)
Affiliate utilization of deferred tax benefits, net	—	—	(1,528)	—	—	(1,528)
Net income	—		—	—	6,211	6,211

Balance at December 31, 2003	10,000	10	16,602	(2,543)	(10,030)	4,039

Net loss	—		—	—	(13)	(13)

Balance at March 31, 2004	10,000	$10	$16,602	$2,543	$(10,043)	$4,026

The accompanying notes are an integral part of these financial statements.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(314)	$147	$6,211	$232	$(13)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	288	227	63	20	10
Deferred income taxes	—	—	(4,361)		(9)
Affiliate utilization of deferred tax benefits, net	—	—	(1,528)	—	—
Capital contribution—income taxes	—	15	—	—	—
Changes in assets and liabilities:
Accounts receivable	531	(831)	(552)	206	(686)
Inventories	(215)	292	(583)	(52)	(116)
Prepaid expenses and other assets	(58)	99	15	(7)	6
Other assets	—	(7)	(23)	—	(155)
Accounts payable	—	—	952	636	226
Accrued expenses and other current liabilities	(266)	208	779	187	(298)
Deferred revenue	224	(309)	653	58	130

Total adjustments	504	(306)	(4,585)	1,048	(892)

Net cash provided by (used in) operating activities	190	(159)	1,626	1,280	(905)

Cash flows from investing activities:
Acquisition of property and equipment	—	(9)	(19)	—	(4)

Net cash used in investing activities	—	(9)	(19)	—	(4)

Cash flows from financing activities:
Capital contribution from Affiliate	—	—	18,000	18,000	—
Book overdraft	—	—	726	62	258
Net (repayments to)/advances from Affiliate	(190)	168	(17,790)	(16,799)	651
Capital contribution due from Affiliate	—	—	(2,543)	(2,543)	—

Net cash provided by (used in) financing activities	(190)	168	(1,607)	(1,280)	909

Net increase in cash and cash equivalents	—	—	—	—	—
Cash and cash equivalents:
Beginning of period	—	—	—	—	—

End of period	$—	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS

(in thousands, except share and per share data)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies

Description of Company

eCOST.com, Inc. (the “Company”) was formed on February 25, 1999 as a wholly-owned subsidiary of PC Mall, Inc. (formerly Creative Computers, Inc.) (the “Parent”). For purposes of these financial statements and related notes, the Parent and its wholly-owned subsidiaries excluding the Company will collectively be referred to as an “Affiliate.” The Company operates in a single business segment and sells its products principally to customers in the United States. The Company is a multi-category online discount retailer of new, “close-out” and refurbished brand-name merchandise. The Company offers products in seven merchandise categories, including computer hardware and software, consumer electronics, digital imaging, DVD movies, watches and jewelry, home and houseware products, and video games. The Company markets to a broad range of consumer and small business customers through two shopping formats. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to its eCOST.com website. The Company also provides rapid response customer service utilizing its hybrid fulfillment model from a strategically located distribution center operated by an Affiliate and third party fulfillment partners, as well as customer support from online and on-call sales representatives.

These financial statements have been prepared as if the Company operated as a stand-alone entity since inception and were derived from the historic books and records of the Parent, using the Parent’s historical bases in the assets and liabilities and the historical results of operations. The Company relies on an Affiliate for various operational and administrative services, including: warehousing and distribution; product fulfillment; certain sales and marketing functions; Internet and telecommunications services; facilities; general management services; accounting, human resources, credit card processing and legal services; and cash management services. Services have been charged or allocated from the Affiliate to the Company based on a number of factors, including various contractual arrangements and methodologies that have been determined by management to reasonably reflect the utilization of such services and resources by the Company. In addition to various service charges and allocations, the Company purchases the majority of its products directly from an Affiliate.

As a result of the above, the financial information included herein may not reflect the financial position, results of operations, changes in stockholder’s equity (deficit) and cash flows of the Company in the future or what they would have been had the Company been a separate stand-alone entity during the periods presented (see Note 7).

In May 2004, the Company filed a registration statement in connection with a proposed initial public offering of its common stock (“IPO”). The Parent has advised the Company that it expects to distribute its remaining ownership interest in the Company to the stockholders of the Parent in the form of a spin-off by means of a special dividend to its common stockholders of all of the Company’s common stock owned by the Parent (the “Distribution”) approximately six months after completion of the IPO. Completion of the Distribution is contingent upon the satisfaction or waiver of a variety of conditions, including the receipt of a favorable opinion of the Parent’s tax counsel as to the tax-free nature of the Distribution for U.S. federal income tax purposes. The Distribution may not occur by the contemplated time or may not occur at all.

Management believes the continuation of the Company’s business plans, together with the Parent’s commitment to provide a $10 million line of credit for necessary working capital requirements through the earlier of an initial public offering of the Company’s common stock or June 30, 2005, will be sufficient to sustain the Company’s operations through at least June 30, 2005.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Cash Equivalents

As a subsidiary of the Parent, the Company participates in the Parent’s cash management program, whereby trade cash receipts and disbursements have been handled by an Affiliate. Accordingly, most trade cash receipts are received directly by the Affiliate and are credited to the Company on a daily basis through the Due from/Advances from Affiliate accounts. Further, any cash received directly by the Company is swept daily by the Affiliate from the Company’s account, and are applied to the Due from/Advances from Affiliate account. Accordingly, the Company does not report cash or cash equivalents at December 31, 2002 or 2003 or March 31, 2004 (see Note 7).

Concentration of Credit and Business Risk

The Company sells the majority of its products to customers that make payment via credit card. Accounts receivable potentially subject the Company to credit risk. The Company extends credit to business customers based upon an evaluation of the customer’s financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses that have been within management’s expectations. At March 31, 2004, one customer represented 10% of trade accounts receivable. At December 31, 2003, no individual customer represented more than 10% of trade accounts receivable. At December 31, 2002, one customer represented approximately 15% of trade accounts receivable. The Company uses third-party credit card payment processors for its credit card transactions. Balances owed by the processors for credit cards billed but unpaid to the Company, net of fees, at December 31, 2002 and 2003 and March 31, 2004 were $892, $1,119 and $1,235, respectively. No individual customer represented more than 10% of net sales for any of the three years in the period ended December 31, 2003 or for the three months ended March 31, 2004.

The Company purchases a substantial majority of its products from an Affiliate. The Company does not have long-term contracts or arrangements with any of these vendors. Loss of any of these vendors could have a material adverse effect on the Company’s financial position, results of operations and cash flows. In addition, the Company relies upon the Affiliate for various operational administrative services (see Note 7).

Accounts Receivable

Accounts receivable consist of amounts from credit cards billed but not yet received at period end and from customers with whom the Company has extended credit. The Company recorded an allowance for doubtful accounts of $32, $50 and $19 at December 31, 2002 and 2003 and March 31, 2004, respectively, against its trade accounts receivable.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

Inventories

The Company purchases its products from an Affiliate and other suppliers that ship directly to the Company’s customers. The majority of product shipments are fulfilled from an outsourced distribution center operated by an Affiliate. As discussed under Revenue Recognition below, the Company does not record revenue and related cost of goods sold until delivery occurs to the customer. As such, inventories consist solely of product in transit to customers at December 31, 2002 and 2003 and March 31, 2004.

Advertising Costs

The Company produces and circulates catalogs at various dates throughout the year and receives market development funds and co-op advertising funds from vendors included in each catalog. Pursuant to Statement of Position (“SOP”) 93-7, Reporting on Advertising Costs, the costs of developing, producing and circulating each catalog are deferred and charged to advertising expense ratably over the life of the catalog based on the revenue generated from each catalog, approximately eight weeks. In 2001, 2002 and 2003, advertising expenses, including those for catalog, Internet and other methods, were $2,849, $3,072 and $3,609, respectively, and are included in selling, general and administrative expenses. For the three months ended March 31, 2003 and 2004, advertising expenses were $635 and $1,306, respectively. Deferred advertising costs of $66, $51 and $44 are included in prepaid expenses and other current assets at December 31, 2002 and 2003 and March 31, 2004, respectively.

Market development and co-op advertising funds received by the Company are based on an allocation and credited from the Affiliate (see Note 7), and pursuant to Emerging Issues Task Force (“EITF”) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, are recognized as an offset to cost of goods sold. Market development and co-op advertising funds allocated to the Company in 2001, 2002 and 2003 were $2,506, $2,821 and $3,656, respectively. For the three months ended March 31, 2003 and 2004, market development and co-op advertising funds allocated to the Company were $938 and $1,099.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as noted below. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.

Computers, software and equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Life of lease—not to exceed 15 years

Depreciation expense in 2001, 2002 and 2003 totaled $267, $206 and $42, respectively. For the three months ended March 31, 2003 and 2004 depreciation expense was $14 and $10, respectively.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

Disclosures About Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value because of the short-term maturity of these instruments.

Net Advances From Affiliate/Due From Affiliate

Net Advances from affiliate or Due from affiliate primarily represent the application of customer receipts received by the Affiliate on the Company’s behalf, offset by purchases by the Company of inventory as well as charges for services as described in Note 7 below. In addition, in March 2003, the Parent made a capital contribution of $18,000 to the Company, which was used to repay the cumulative advances from affiliate owing by the Company at that time of $15,457. As a result of the contribution, the Company no longer has a liability balance to the Parent, but has a net receivable at December 31, 2003 and at March 31, 2004.

Accounting for the Impairment of Long-Lived and Intangible Assets

In 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”). In accordance with SFAS 144, the Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that asset is impaired include: significant decreases in the market value of assets, significant underperformance relative to expected historical or projected future operating results, a change in the manner in which an asset is used, changes in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces.

If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. To date, no impairment charges have been recorded.

Income Taxes

The Parent files a consolidated federal income tax return and a combined state income tax return that include the operating results of the Company. The income tax provision for the Company is computed as if a separate company tax return were being filed. The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.

Net sales include product sales, gross outbound shipping charges, and related handling fees, and to a lesser extent, third-party extended warranties and other services. The Company recognizes revenue from product sales, net of estimated returns, promotional discounts, credit card fraud and chargebacks, and coupon redemptions, when both title and risk of loss to the products has transferred to the customer, which the Company has determined to occur upon receipt of products by the customer. The Company generally requires payment by credit card upon placing an order, and to a lesser extent, grants credit to its business customers on normal credit terms.

The allowance for sales returns is determined based on historical experience using management’s best estimates. The Company periodically provides incentive offers to its customers including percentage discounts off current purchases and offers for future discounts subject to a minimum current purchase. Such discounts are recorded as a reduction of the related purchase price at the time of sale based on actual and estimated redemption rates. Future redemption rates are estimated using the Company’s historical experience for similar sales inducement offers.

For product sales shipped directly from the Company’s vendors to end customers, the Company records revenue and related costs at the gross amounts charged to the customer and paid to the vendor based on an evaluation of the criteria outlined in EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company’s evaluation is performed based on a number factors, including the fact that the Company is the primary obligor in the transaction, has latitude in establishing prices and selecting suppliers, takes title to the products sold upon shipment, bears credit risk, and bears inventory risk for returned products that are not successfully returned to third-party suppliers. The Company recognizes revenue on extended warranties and other services for which it is not the primary obligor on a net basis.

Accounting for Stock-Based Compensation

The Company accounts for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, employee compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s common stock and the amount an employee must pay to acquire the stock. The expense associated with stock-based compensation is amortized over the periods the employee performs the related services, generally the vesting period.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123 and EITF 96-18, equity awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock award is re-measured each period until a commitment date is reached, which is generally the vesting date. For non-employee awards, deferred stock-based compensation is not reflected in stockholder’s equity until a commitment date is reached.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosure about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition provisions are effective for fiscal years ending after December 15, 2002. The Company does not intend to adopt the fair value method of accounting for stock-based compensation of SFAS No. 123, and accordingly, SFAS No. 148 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

If the Company had recorded stock-based compensation to employees using the fair value method as prescribed by SFAS No. 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts below:

	Twelve months ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Net income (loss)—as reported	$(314)	$147	$6,211	232	(13)
Less: Stock-based compensation expense under SFAS 123, net of related taxes	(178)	(162)	(90)	(40)	(8)

Net income (loss)—pro forma	$(492)	$(15)	$6,121	192	(21)

Basic net income (loss) per share—as reported	$(0.03)	$0.01	$0.62	$0.02	$0.00

Basic net income (loss) per share—pro forma	$(0.05)	$(0.01)	$0.61	$0.02	$0.00

Diluted net income (loss) per share—as reported	$(0.03)	$0.01	$0.61	$0.02	$0.00

Diluted net income (loss) per share—pro forma	$(0.05)	$(0.01)	$0.60	$0.02	$0.00

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

The fair value of each stock option grant has been estimated pursuant to SFAS 123 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Twelve months ended December 31,
	2001	2002	2003
Risk free interest rates	4.92%	3.90%	3.68%
Expected dividend yield	none	none	none
Expected lives	7 yrs.	7 yrs.	7 yrs.
Expected volatility	135%	129%	119%

Weighted average grant date fair values in 2001 and 2002 were $2.02 and $3.73, respectively. There were no stock option grants to employees in 2003.

Income (Loss) per Share

Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method.

The computation of Basic and Diluted EPS is as follows:

	Twelve months ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Net income (loss)	$(314)	$147	$6,211	232	(13)

Weighted average shares—Basic	10,000,000	10,000,000	10,000,000	10,000,000	10,000,000
Effect of dilutive stock options	—	277,119	226,976	276,617	—

Weighted average shares—Diluted	10,000,000	10,277,119	10,226,976	10,276,617	10,000,000

Basic earnings (loss) per share	$(0.03)	$0.01	$0.62	0.02	0.00

Diluted earnings (loss) per share	$(0.03)	$0.01	$0.61	0.02	0.00

Potential common shares of 362,000, 0 and 0 for the years ended 2001, 2002 and 2003, respectively, and 0 and 662,000 for each of the three months ended March 31, 2003 and 2004, respectively, have been excluded from the earnings (loss) per share computations because the effect of their inclusion would be anti-dilutive.

Interim Financial Data

The interim financial data for March 31, 2003 and 2004 is unaudited; however, in the opinion of the Company’s management, the interim data includes all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair statement of the results for the interim periods. Results for the interim periods are not necessarily indicative of results that may be expected for the entire year.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections as of April 2002. SFAS No. 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. It also amends FASB Statement No. 13, Accounting for Leases, to address certain lease modifications and requires sale-leaseback accounting for certain modifications. Adoption of SFAS No. 145 is required for fiscal year 2003. The adoption of SFAS No. 145 did not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of SFAS No. 146 are effective, on a prospective basis, for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial position or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. EITF No. 00-21 which is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to recognize a liability at the inception of a guarantee equal to the fair value of the obligation undertaken and elaborates on the disclosures to be made by the guarantor. The disclosure requirements of FIN No. 45 are required for the year ended December 31, 2003. The recognition and measurement provisions of FIN No. 45 are effective, on a prospective basis, for guarantees issued beginning in 2003. The adoption of FIN No. 45 did not have a material impact on the Company’s financial position or results of operations.

The Company adopted the provisions of SFAS No. 148, Accounting for Stock Based Compensation—Transition and Disclosure, which amends FASB Statement No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 148, the Company continues to measure compensation cost in accordance with APB No. 25, Accounting for Stock Issued to Employees and related interpretations, but we provide pro forma disclosures of net income and earnings per share as if the fair-value method had been applied. The disclosures required by SFAS No. 123 have been included in Note 1 in the notes to the consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, which addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

1.	Summary of Significant Accounting Policies (Continued)

(variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include the assets, liabilities and the results of operations of the variable interest entity in its financial statements. In December 2003, the FASB issued a revision to FIN No. 46 to address certain implementation issues. The adoption of FIN No. 46 and FIN No. 46 (revised) did not have an impact on the Company’s results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 did not materially affect the Company’s financial position or results of operations.

2.	Property and Equipment

Property and equipment, net consist of the following:

	December 31,		March 31,
	2002	2003	2004
Computers, software and equipment	$541	$560	$564
Furniture and fixtures	42	42	42
Leasehold improvements	175	175	175

	758	777	781
Less: Accumulated depreciation and amortization	(610)	(652)	(662)

	$148	$125	$119

3.	Commercial Line of Credit

The Parent and certain of its subsidiaries, including the Company (the “Borrowing Group”), are co-borrowers with joint and several liability under a $75 million, asset-based revolving credit facility (the “Commercial Line of Credit”) that was entered into in March 2001 with a lending unit of a large commercial

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

3.	Commercial Line of Credit (Continued)

bank. Since March 2001, the Credit Facility has been utilized by the Affiliate and the Affiliate has directly received all proceeds from the Commercial Line of Credit and directly paid all principal and interest due under the agreement. The Commercial Line of Credit is a working capital line of credit with available borrowing dependent on levels of inventory and accounts receivable, and bears interest at prime with a LIBOR option (4.00% at December 31, 2003). The Commercial Line of Credit is collateralized by substantially all of the Borrowing Group’s assets and has as its single financial covenant a minimum tangible net worth requirement of the consolidated Borrowing Group and also includes a commitment fee of 0.25% annually on the unused portion of the Commercial Line of Credit up to $60 million that also has been paid by the Affiliate. There were $22.4 million, $30.7 million and $32.5 million of gross working capital advances under the Commercial Line of Credit outstanding at December 31, 2002 and 2003 and March 31, 2004, respectively. At March 31, 2004, the Borrowing Group was in compliance with its covenant requirements under the Commercial Line of Credit.

The Borrowing Group also maintains a $40 million flooring credit facility which is drawn down solely to pay accounts payable and does not bear interest if the financing is repaid within terms specific to each vendor (the “Flooring Facility”). The Flooring Facility is collateralized by substantially all of the Borrowing Group’s assets and is also supported by a letter of credit issued under the Commercial Line of Credit in the amount outstanding under the Flooring Facility. Any amounts outstanding under the Flooring Facility are applied against the credit limit under the Commercial Line of Credit. There were no borrowings under the Flooring Facility at December 31, 2002 and 2003 and March 31, 2004, respectively.

As discussed in Note 7 to the financial statements, since the Company’s inception the Parent has made loans to the Company as necessary to fund its operating losses and working capital requirements. These loans are interest bearing and included in Net Advances from Affiliate on the accompanying balance sheet.

Although the Company has not directly utilized proceeds from the Commercial Line of Credit, because it is legally a borrower under the Commercial Line of Credit and has joint and several legal liability under its terms, the entire obligation which is included in the Parent’s consolidated financial statements is also reflected in the accompanying stand-alone financial statements of the Company for financial reporting purposes. In addition, the Company has accrued related interest expense on such debt and unused commitment fees payable under the arrangement. However, on a stand-alone basis, the Company does not have the financial wherewithal, resources or collateral to enter into an asset-based credit facility of this size or nature, nor does the Company comply on a stand-alone basis with the financial covenants as provided for under the agreement. As such, the Company would be unable to make the required principal and interest payments due on this debt on a stand-alone basis without reliance upon its Parent to fund such principal and interest payments in an amount and at such times as they become due. Accordingly, for financial reporting purposes, in its stand-alone financial statements, the Company has recognized a corresponding receivable from its Parent equal to the amount of principal and interest and unused commitment fees payable under the debt which is reflective of the operative borrowing arrangement with the bank within the Borrowing Group. As debt is repaid by the Parent, the receivable from the Parent and the debt outstanding in the Company’s financial statements are correspondingly reduced. As a result, the outstanding principal and interest due under the Commercial Line of Credit at any point in time is offset by a corresponding receivable from the Parent on the accompanying Balance Sheet, with equal amounts of interest expense recognized on the debt obligation and interest income recognized on the receivable from the Parent which are presented separately as interest income and expense in the accompanying Statement of Operations. The amounts recognized as interest expense and interest income were $709, $1,097 and $1,476 for 2001, 2002, and 2003,

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

3.	Commercial Line of Credit (Continued)

respectively, and $224 and $401 for the three months ended March 31, 2003 and 2004, respectively. This financial presentation results in net interest expense of $0 under the Commercial Line of Credit in each of the periods reported which is representative of the repayments of principal and interest being funded by a loan receivable from the Parent for which principal and interest payments match the timing and amount of principal and interest payments due on the Commercial Line of Credit. In the accompanying Statement of Cash Flows, the receivable and the Commercial Line of Credit have been presented as supplemental information in that there was no cash flow activity between the Parent and the Company or between the Company and the Bank since the Parent has borrowed from and repaid the Bank directly (see Notes 8 and 9).

4.	Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

	2001	2002	2003
Current
Federal	$—	$—	$6
State	—	27	21

	—	27	27
Deferred
Federal	—	—	(5,376)
State	—	—	(523)

	—	—	(5,899)

Net provision (benefit)	$—	$27	$(5,872)

The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following:

	2001	2002	2003
Expected taxes at federal statutory tax rate	(34.0)%	34.0%	34.0%
State income taxes, net of federal income tax benefit	(4.5)	6.6	4.6
Change in valuation allowance	36.0	(29.7)	(1,774.8)
Other	2.5	4.5	2.5

	—%	15.4%	(1,733.7)%

The significant components of deferred tax assets and liabilities are as follows at December 31:

	2002	2003
Net operating loss carryforwards	$5,773	$4,143
Other temporary differences	239	218

	6,012	4,361
Valuation allowance	(6,012)	—

	$—	$4,361

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

4.	Income Taxes (Continued)

At December 31, 2003, the Company has federal and state net operating loss carryforwards of $12,165 and $19, respectively, which begin to expire in 2019 and 2006, respectively.

The Company assesses the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment management is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of its net deferred assets will be realized in future periods. This assessment requires significant judgment and estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the realization of deferred tax assets. Primarily as a result of cumulative operating losses and the uncertainty surrounding the realization of the deferred tax assets in future years, the Company recorded a full valuation allowance at December 31, 2002 and 2001 against its otherwise recognizable deferred tax assets.

During 2003, the valuation allowance of $6,012 was released as a result of the Company’s assessment of both positive and negative evidence with respect to the ability to realize its deferred tax benefits. Specifically, management considered current forecasts and projections supporting the future utilization of deferred tax benefits, the Company’s recent earnings history, and the fact that net operating losses of $12,165 are not limited with respect to their utilization and are available over a remaining carryover period of approximately 16-18 years to offset future taxable income. As a result of the above factors, management believes that it is more likely than not that the net deferred tax asset balance at December 31, 2003 will be realized. Management will continue to monitor all available evidence in accounting for this estimate, and changes to such estimates are reasonably possible in the near term depending on the Company’s ability to meet its projections and generate future taxable income in order to utilize its deferred tax benefits.

The Company is a member of the Parent’s consolidated group for income tax purposes and files as part of a consolidated federal tax return. The allocation method used by the Company in calculating the tax provision is the separate return method. The differences between tax expense or benefit calculated on a separate return basis and cash paid or received under the legal tax sharing arrangement are treated as equity transactions. During 2003, the Company recorded a dividend of $1,538 to the Parent for the Parent’s utilization of the Company’s net operating losses. During 2002 and 2003, the Company recorded a capital contribution from the Parent of $15 and $10, respectively, for state income taxes paid by the Parent on behalf of the Company.

Subsequent to the completion of the anticipated IPO, the Parent intends to distribute to the Parent’s shareholders the Parent’s remaining equity interest in the Company. If the Company ceases to be a member of Parent’s consolidated group, net operating loss carryforwards are first utilized on the Parent’s consolidated return and only the amount that is not absorbed by the group in that year is carried forward to the Company’s first separate return year. Accordingly, all or some portion of the Company’s net operating losses may continue to be utilized by the Parent and its subsidiaries, reducing the amount of deferred tax assets available to offset future taxable income and a corresponding reduction of additional paid-in capital.

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

5.	Commitments and Contingencies

Leases

The Company subleases office space from its Parent as more fully described in Note 7. Minimum annual rentals under such lease at December 31, 2003 were as follows:

Operating Leases
2004	$78
2005	78
2006	78
2007	58

Total minimum lease payments	$292

Additional contractual arrangements entered into with Affiliates are described in Note 7.

Legal Proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the amount, and ultimate liability, if any, with respect to such claims and actions will not have any material adverse effect upon the Company’s financial position, results of operations or cash flows. There can be no assurance, however, that such actions will not be material or adversely affect the Company’s business, financial position, results of operations or cash flows.

6.	Employee Benefits

401(k) Savings Plan

The Company’s employees participate in the Parent’s 401(k) Savings Plan which covers substantially all full-time employees who meet the plan’s eligibility requirements. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). The Company makes a 25% matching contribution for amounts which do not exceed 4% of the participants’ annual compensation. During 2001, 2002 and 2003, the Company incurred $4, $2 and $4, respectively, of expenses related to the 401(k) matching component of this plan, and $1 during each of the three months ended March 31, 2003 and 2004.

Stock Option Plans

1999 Plan

In 1999, the Company adopted the 1999 Stock Incentive Plan (the “1999 Plan”), which provides for the grant of various equity awards, including stock options, restricted stock and stock appreciation rights to employees, directors and consultants of the Company. To date, only stock option awards have been issued under the 1999 Plan. The 1999 Plan is administered by the Compensation and Stock Option Committee of the Board of Directors. Subject to the provisions of the 1999 Plan, the Committee has the authority to select the employees, directors and consultants to whom options are granted and determine the terms of each option, including (i) the

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

6.	Employee Benefits (Continued)

number of shares of common stock covered by the award, (ii) when the award becomes exercisable, (iii) the award’s exercise price, which must be at least 100%, with respect to Incentive Stock Options, and at least 85%, with respect to Nonstatutory Stock Options, of the fair market value of the common stock as of the date of grant, and (iv) the term of the award (which may not exceed ten years). An aggregate of 2.5 million shares have been reserved for issuance under the 1999 Plan, of which 1.8 million shares were available for future grant at March 31, 2004 and 662,000 options were outstanding at March 31, 2004.

The options granted through December 31, 2003 have terms that (i) restrict their ability to be exercised based on the earlier of a corporate transaction (e.g. a merger or consolidation or disposition of all or substantially all of the assets of the Company) as defined, an IPO or the lapse of a five or seven year period from date of grant, and (ii) for certain awards, provide repurchase rights to the Company at the original exercise price in the event of employee termination, which rights terminate in the event of a corporate transaction or initial public offering. No options were exercisable at March 31, 2004 or for any prior period and the time-based vesting terms are not deemed substantive as the awards are effectively contingent upon a corporate transaction or IPO. Due to this contingency, the Company has deemed the awards to be variable under the provisions APB 25 as the probability of these contingent events cannot be reasonably determined. As a result, a measurement date has not yet occurred for these awards and the Company will be required to recognize a compensation charge based on the intrinsic value of employee awards and fair value of non-employee awards when and if such contingent events occur in the future.

In the event of a corporate transaction or IPO, options generally become exercisable according to time-based vesting schedules ranging from two to five years from the date of grant. At December 31, 2003, all options currently outstanding under the 1999 Plan would be fully vested and exercisable in the event of a corporate transaction or IPO (effectively cliff vested if and when there is a resolution of the contingencies). As a result of the contingent nature of these options, a new measurement date will occur upon the consummation of the pending IPO, and the Company will be required to record stock-based compensation expense equal to the difference between the exercise prices of these options and the initial public offering price for employees and at fair value for non-employees. Based on the assumed initial public offering price of $        , the Company will record a non-cash compensation charge of approximately $         million upon completion of the pending IPO.

The following table summarizes stock option activity under the Company’s 1999 Plan:

	Number Outstanding	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,023,000	$1.60
Canceled	(661,000)	2.25

Outstanding at December 31, 2001, 2002 and 2003	362,000	0.40

Granted	400,000	9.00
Canceled	(100,000)	0.20

Outstanding at March 31, 2004	662,000	$5.63

Of the options outstanding at March 31, 2004, a total of 172,000 options have an exercise price of $0.20 per share and a weighted average remaining contractual life of 5.0 years. A total of 90,000 options have an exercise

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

6.	Employee Benefits (Continued)

price of $1.00 per share and a weighted average remaining contractual life of 6.1 years. A total of 400,000 options have an exercise price of $9.00 per share and a weighted average remaining contractual life of 10.0 years.

PC Mall Plan

In addition to the Company’s 1999 Plan, certain employees of the Company hold options to purchase shares of PC Mall common stock granted under the PC Mall Stock Option Plan. Under the PC Mall Stock Option Plan, options are generally granted at not less than the fair market value at date of grant, typically vest over a three- to five-year period and expire ten years after the date of grant.

The following table summarizes stock option activity for employees of the Company under the PC Mall Plan:

	Number	Weighted Average Exercise Price
Outstanding at December 31, 2000	41,547	$4.54
Granted	20,625	2.16
Canceled	(5,400)	5.71
Exercised	—	—

Outstanding at December 31, 2001	56,772	3.56
Granted	2,275	4.02
Canceled	(1,750)	4.11
Exercised	(130)	1.59

Outstanding at December 31, 2002	57,167	3.57
Granted	—	—
Canceled	(350)	4.96
Exercised	(26,850)	3.79

Outstanding at December 31, 2003	29,967	$3.36
Canceled	(6,300)	2.54

Outstanding at March 31, 2004	23,667	$3.57

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

6.	Employee Benefits (Continued)

Of the PC Mall options outstanding at December 31, 2001, 2002 and 2003 held by employees of the Company, options to purchase 18,596, 29,642, 15,384 shares were exercisable at weighted average prices of $3.49, $3.56, $3.32 per share, respectively. The following table summarizes information concerning currently outstanding and exercisable stock options:

	Options Outstanding at December 31, 2003			Options Exercisable at December 31, 2003
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.44 - $1.89	2,792	4.14	1.67	2,792	1.67
$2.16 - $2.16	15,000	7.72	2.16	5,000	2.16
$2.39 - $4.10	6,475	5.89	3.23	4,392	2.89
$6.31 - $8.13	5,700	5.75	7.48	3,200	7.17

	29,967	6.61	$3.36	15,384	$3.32

Pro forma information regarding net income (loss) has been discussed in Note 1 to the financial statements, as required by SFAS 123 and SFAS 148.

7.	Transactions with Affiliate

Since inception, the Company Affiliate has provided various services such as administration, warehousing and distribution, and use of its facilities to the Company. In consideration for those services, the Affiliate has historically allocated and charged a portion of its overhead costs related to such services to the Company. As such, the historical costs and expenses reflected in the Company’s financial statements include an allocation and charge for certain corporate functions historically provided by the Affiliate, including general corporate expenses, administrative costs, employee benefits and incentives, and interest expense. The allocations and charges are based upon several factors, including net sales, net cost of goods sold, square footage, systems utilization, headcount, and other factors. These allocations and charges are based on what the Company and the Affiliate consider to be reasonable reflections of the historical utilization levels of these services require in support of the business. In addition, the Company purchases a majority of its products from an Affiliate.

Direct and allocated costs charged from the Affiliate included in the accompanying statements of operations are as follows:

	Twelve months ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
Cost of goods sold	$58,969	$67,040	$87,753	$18,460	$31,878
Selling, general and administrative expenses	2,086	2,123	2,040	436	521
Interest expense	675	461	76	76	—

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

7.	Transactions with Affiliate (Continued)

In January 2003, the Company formalized certain agreements with an Affiliate, which provide for substantially the same services and charges (computed on a comparable basis prior to January 2003) that were historically charged to the Company. A summary of the agreements is as follows:

Administrative Services, Cash Management and Merchandising Services Agreements

The Administrative Services, Cash Management and Merchandising Services Agreements entered into with the Affiliate provide the Company with certain general and administrative services, including but not limited to, the following:

•	general accounting and finance services, including the closing of the Company’s books, making all necessary accruals and adjustments, and the preparation of internal financial reports;

•	tax services;

•	cash management services, including the processing of Company cash receipts and disbursements;

•	information technology and telecommunications services, including web site hosting and maintenance of the Company’s ERP;

•	human resources administration;

•	record maintenance;

•	credit card processing; and

•	merchandising services, including customer database management.

As consideration for the services provided, the Company paid approximately $1,509, $1,430 and $1,535 in 2001, 2002 and 2003, respectively and $328 and $364 in the three months ended March 31, 2003 and 2004, respectively. These charges, which are generally allocated and charged using a percentage of the Company’s total sales in relation to the Affiliate’s consolidated sales, reflect what the Company and the Affiliate consider to be a reasonable reflection of the historical utilization levels of these services required in support of the Company’s business. These costs were included in Selling, General and Administrative expenses in the Statement of Operations. In addition to the above services, the Company was also allocated and charged a total of $199, $283, and $177 in 2001, 2002 and 2003, respectively, and $34 and $59 in the three months ended March 31, 2003 and 2004, respectively, for other general and administrative services in the normal course of business, primarily consisting of employee benefit costs charged to the Affiliate for health, dental and other insurance plans provided to the Company as a subsidiary of the Parent.

Product Sales, Inventory Management and Order Fulfillment Agreement

The Product Sales, Inventory Management and Order Fulfillment Agreement with the Affiliate provides the Company with product sales, inventory management and order fulfillment services at the same levels as has historically been provided to the Company. Under the agreement, the Affiliate provides the following services to the Company:

•	purchasing services, including purchasing for the Affiliate’s own account, inventory to meet the projected sales requirements the Company;

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

7.	Transactions with Affiliate (Continued)

•	inventory management, including maintaining sufficient facilities, equipment, employees, vendor relationships and technology to meet the requirements of the Company; and

•	order fulfillment, including picking, packing, shipping, tracking and processing returns.

As consideration for these services, the Company paid approximately $3,031, $3,633 and $5,726 in 2001, 2002 and 2003, respectively, and $1,304 and $1,866 for the three months ended March 31, 2003 and 2004, respectively. The charges include a fulfillment charge per shipment, shipping expenses at cost, restocking fees for returned products, inventory management fees and other costs. These costs were included in the Company’s Cost of Goods Sold on the Statement of Operations.

The Company purchased the majority of its products sold in all periods presented from the Affiliate. Title and risk of loss pass to the Company at the time of shipment. In 2001, 2002 and 2003, the Affiliate charged the Company $55,938, $63,407 and $82,027 for products shipped by the Affiliate, net of discounts, market development funds and co-op advertising dollars allocated and credited to the Company, and in the three months ended March 31, 2003 and 2004, the Affiliate charged the Company $17,156 and $30,012 for such purchases.

Sublease Agreement

In January 2003, the Company entered into a Sublease Agreement with the Parent for approximately 7,800 square feet of office space located at the Parent’s corporate headquarters in Torrance, California. The Company currently pays monthly rent and is responsible for its proportionate share of all common area maintenance, including but not limited to amortization of leasehold improvements, real estate taxes, utilities and other operating expenses. In 2001, 2002 and 2003, the Company paid $378, $410 and $328, respectively, related to the use of office space. In the three months ended March 31, 2003 and 2004, the Company paid $74 and $98, respectively. Such costs were included in the Company’s Selling, General and Administrative expenses on the Statement of Operations. The agreement provides for rent changes commensurate with the amount of space the Company may occupy from time to time, and terminates in September 2007.

Other Related Party Matters

In 2003, the Company’s Parent made a capital contribution of $18,000 to the Company, which is recorded as Additional Paid-in Capital. The capital contribution was used to repay the cumulative advances to the Company from the Parent at that time of $15,457, and the difference of $2,543 was returned back to the Parent, resulting in a Capital contribution due from Parent, a contra-equity account on the Company’s Balance Sheet. At December 31, 2003 and March 31, 2004, the Company had a balance due from Affiliates of $991 and $340, which represents amounts received by the Affiliate on behalf of the Company, in excess of purchases made and overhead costs incurred by the Company from the Affiliate. In 2002, the Company had unpaid advances from Affiliates totaling $16,799 representing primarily historical losses funded by the Affiliate.

Interest expense was charged to the Company by the Affiliate during periods when the Company owed balances due to the Affiliate. However, no interest income was recorded during periods when the Company had net balances due from the Affiliate. Interest expense was calculated using the prime rate in effect at that time multiplied by the cumulative balance due to the Affiliate, net of an amount equal to approximately one month’s inventory purchases (to approximate standard vendor terms).

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

NOTES TO FINANCIAL STATEMENTS (Continued)

(all information with respect to March 31, 2003 and 2004 is unaudited)

8.	Unaudited Pro Forma Information

In 2001 and 2002, the Company did not maintain separate accounts payable, and all activities were performed and paid by the Affiliate. As such, balances owed by the Company for trade payables are included in Advances from Affiliate. In 2003, the Company established a disbursement account and maintained separate accounts payable balances with third-party vendors.

Unaudited Pro Forma Balance Sheet

In conjunction with the filing of the Company’s Registration Statement on Form S-1 and the successful completion of the IPO, the Commercial Line of Credit and Flooring Facility will be formally amended to release the Company as a borrower under the Commercial Line of Credit and the Flooring Facility and terminate any collateral or other rights with respect to the assets and common stock of the Company. If the Company completes the pending IPO, the liability under the Commercial Line of Credit as well as the related receivable from the Parent will be eliminated from the financial statements. The unaudited pro forma balance sheet gives effect to the release of the Company as a borrower under the Commercial Line of Credit and Flooring Facility, resulting in a decrease in Receivable from the Parent of $32,470 and Line of Credit of $32,470 as of March 31, 2004. Estimated fees of $         to be incurred by the Company in obtaining the amendment to relieve the Company from its debt and collateral obligations as co-borrower will be charged to expense on the Company’s Statement of Operations with an offsetting contribution to capital. The related Interest expense–PC Mall Commercial Line of Credit and corresponding Interest income–PC Mall Commercial Line of Credit, which do not impact net income, will not be incurred by the Company after the Company is released as a co-borrower.

Immediately prior to the consummation of the IPO, the Company will pay to the Parent a dividend consisting of $         million, of which          will be paid in the form of a promissory note, which will be repaid in full from the proceeds of this offering, and the remaining $2.5 million will be paid by the settlement of the capital contribution due from Affiliate outstanding as of March 31, 2004. The dividend has been reflected in the unaudited pro forma 2004 column on the accompanying balance sheet.

Unaudited Pro Forma Earnings per Share

The total amount of the dividend to the Parent, when aggregated with the amount of the Parent’s benefit realized from the utilization of a portion of the Company’s net operating losses in 2003 (see Note 4), exceed net income for the year ended December 31, 2003. If this offering had been consummated on December 31, 2003 at an offering price of $         per share,          shares would have been necessary to replace the capital in excess of earnings being withdrawn (dividend of $         less net income of $6,211). Unaudited pro forma income per share and unaudited pro forma weighted average number of shares reflect the impact of these additional shares as if they had been issued.

9.	Supplemental Disclosure of Non-Cash Financing Activities

	Twelve Months Ended December 31,
	2001	2002	2003
Net borrowings (repayments) under line of credit	$(12,692)	$10,947	$8,260
Decrease (increase) in Receivable from the Parent	12,692	(10,947)	(8,260)

eCOST.com
Over 100,000 Products at Discount Prices!
Computer Hardware & Software, Home Electronics, Digital Imaging,
Watches & Jewelry, Housewares, DVD Movies and Video Games from Brand Name Manufacturers

                 Shares

Common Stock

PROSPECTUS

                            , 2004

William Blair & Company

ThinkEquity Partners LLC

Merriman Curhan Ford & Co.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed after the date of this prospectus.

Until                 , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

FINANCIAL STATEMENT SCHEDULE

To the Board of Directors

of eCOST.com, Inc:

Our audits of the financial statements of eCOST.com, Inc. referred to in our report dated April 28, 2004 appearing in this Registration Statement on Form S-1 also included an audit of the financial statement schedule listed in Item 16(b) of such Registration Statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/    PricewaterhouseCoopers LLP

Los Angeles, California

April 28, 2004

S-1

SCHEDULE II

ECOST.COM, INC.

(A WHOLLY-OWNED SUBSIDIARY OF PC MALL, INC.)

Valuation and Qualifying Accounts

For the years ended December 31, 2001, 2002, and 2003

(in thousands)

	Balance at Beginning of Year	Additions Charged to Operations	Deductions from Reserves		Balance at End of Year
Allowance for doubtful accounts for the year ended:
December 31, 2001	$—	$26	$(26)		$—
December 31, 2002	—	51	(19)		32
December 31, 2003	32	32	(14)		50

Deferred tax asset valuation allowance for the year ended:
December 31, 2001	5,950	113	—		6,063
December 31, 2002	6,063	—	(51)		6,012
December 31, 2003	6,012	—	(6,012	)(a)	—

Sales returns reserve
December 31, 2001	251	3,001	(3,039)		213
December 31, 2002	213	2,961	(2,845)		329
December 31, 2003	329	3,464	(3,404)		389

(a)	Reversal of valuation allowance for net deferred tax asset in 2003.

S-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following is an itemized list of the estimated expenses to be incurred by the Registrant in connection with the offering of the securities being offered hereunder other than underwriting discounts and commissions.

Amount
Registration fee		$4,435
NASD filing fee		4,000
Printing and Engraving expenses		*
Legal fees and expenses		*
Blue Sky qualification fees and expenses		*
Accounting fees and expenses		*
Directors’ and Officers’ liability insurance		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be supplied by amendment.

Item 14.	Indemnification of Directors and Officers

Under Section 145 of the General Corporation Law of the State of Delaware, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Our amended and restated certificate of incorporation also provides for mandatory indemnification of our directors and executive officers, and permissive indemnification of our employees and agents, to the fullest extent permissible under Delaware law.

Our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We expect to enter into agreements with our directors and executive officers that require us to indemnify these persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that the person is or was a director or officer of our company or any of our affiliated enterprises, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements will also establish procedures that will apply if a claim for indemnification arises under the agreements.

In connection with the effectiveness of this Registration Statement, the Company intends to obtain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under some circumstances.

The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

During the past three years, the Registrant has issued options to purchase an aggregate of 400,000 shares of its common stock, which consisted of an employee stock option to purchase 400,000 shares of the Company’s common stock granted to the Company’s chief executive officer on March 19, 2004. These options were offered and sold by the Registrant in reliance upon exemptions from registration pursuant to Rule 701 under the Securities Act, Section 4(2) of the Securities Act as transactions not involving any public offering and/or Regulation D under the Securities Act. No underwriters were involved in connection with the offer or sale of these securities.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1*	Form of Master Separation and Distribution Agreement (included as Exhibit 10.1 hereto)

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated By-laws

4.1*	Specimen Certificate of Registrant’s Common Stock, par value $.001 per share

5.1*	Opinion of Morrison & Foerster LLP

10.1*	Form of Master Separation and Distribution Agreement

10.2*	Form of Tax Sharing Agreement

10.3*	Form of Employee Benefit Matters Agreement

10.4*	Form of Administrative Services Agreement

10.5*	Form of Product Sales, Inventory Management and Order Fulfillment Agreement

10.6*	Form of Information Technology Agreement

10.7*	Form of License Agreement

10.8*	Form of Customer Database Agreement

10.9*	Form of Sublease Agreement

10.10*	Form of Registration Rights Agreement between us and PC Mall

10.11*	Form of Registration Rights Agreement between us and Frank F. Khulusi

10.12**†	eCOST.com, Inc. 1999 Stock Incentive Plan

Exhibit Number		Description

10.13*†		eCOST.com, Inc. 2004 Stock Incentive Plan

10.14**†		Employment Agreement with Adam W. Shaffer

10.15		Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.16**		Line of Credit Commitment, dated April 30, 2004, between us and PC Mall

10.17(a)		Loan and Security Agreement, dated March 7, 2001, between Congress Financial Corporation (Western) and PC Mall, Inc. (formerly IdeaMall, Inc.) and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission on March 30, 2001)

(b)		First Amendment to Loan and Security Agreement and Other Financing Agreements, dated as of August 23, 2002, among Congress Financial Corporation (Western), PC Mall, Inc. and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall quarterly report on Form 10-Q for the period ended September 30, 2002, filed with the Commission on November 14, 2002)

(c)		Second Amendment to Loan and Security Agreement and Other Financing Agreements, dated as of October 31, 2002, among Congress Financial Corporation (Western), PC Mall and certain subsidiaries of PC Mall.

(d)		Third Amendment to Loan and Security Agreement, dated March 31, 2003, among Congress Financial Corporation (Western), PC Mall, Inc. and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall quarterly report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 15, 2003)

(e)		Fourth Amendment to Loan and Security Agreement, dated May 3, 2004, among Congress Financial Corporation (Western), PC Mall, Inc. and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

10.18 (a)		Wholesale Financing Agreement between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated March 17, 2003 (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

(b)		First Amendment to Wholesale Financing Agreement between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated March 12, 2004 (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

(c)		Second Amendment to Agreement between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated April 12, 2004 (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

(d)	*	Consent and Waiver between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated June , 2004

11.1**		Statement of computation of per share earnings

23.1*		Consent of Morrison & Foerster LLP (included in its opinion filed as Exhibit 5.1)

23.2		Consent of Independent Registered Public Accounting Firm

Exhibit Number	Description

24.1**	Power of Attorney

99.1**	Consent of Thomas A. Maloof

99.2**	Consent of S. Keating Rhoads

99.3**	Consent of Mark A. Timmerman

*	To be filed by amendment.
**	Previously filed.
†	The referenced exhibit is a compensatory contract, plan or arrangement.

(b) Financial Statement Schedules

The following financial statement schedule is filed herewith: Schedule II—Valuation and Qualifying Accounts.

Financial statement schedules not listed above have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the Registrant’s financial statements or accompanying notes.

Item 17.	Undertakings

The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Torrance, County of Los Angeles, State of California, on June 14, 2004.

ECOST.COM, INC.

By:	/s/ ADAM W. SHAFFER
Adam W. Shaffer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ADAM W. SHAFFER Adam W. Shaffer	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	June 14, 2004

/s/ THEODORE R. SANDERS Theodore R. Sanders	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 14, 2004

* Gary W. Guy	President and Director	June 14, 2004

*By: /s/ ADAM W. SHAFFER
Adam W. Shaffer Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1*	Form of Master Separation and Distribution Agreement (included as Exhibit 10.1 hereto)

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated By-laws

4.1*	Specimen Certificate of Registrant’s Common Stock, par value $.001 per share

5.1*	Opinion of Morrison & Foerster LLP

10.1*	Form of Master Separation and Distribution Agreement

10.2*	Form of Tax Sharing Agreement

10.3*	Form of Employee Benefit Matters Agreement

10.4*	Form of Administrative Services Agreement

10.5*	Form of Product Sales, Inventory Management and Order Fulfillment Agreement

10.6*	Form of Information Technology Agreement

10.7*	Form of License Agreement

10.8*	Form of Customer Database Agreement

10.9*	Form of Sublease Agreement

10.10*	Form of Registration Rights Agreement between us and PC Mall

10.11*	Form of Registration Rights Agreement between us and Frank F. Khulusi

10.12**†	eCOST.com, Inc. 1999 Stock Incentive Plan

10.13*†	eCOST.com, Inc. 2004 Stock Incentive Plan

10.14**†	Employment Agreement with Adam W. Shaffer

10.15	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.16**	Line of Credit Commitment, dated April 30, 2004, between us and PC Mall

10.17 (a)	Loan and Security Agreement, dated March 7, 2001, between Congress Financial Corporation (Western) and PC Mall, Inc. (formerly IdeaMall, Inc.) and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission on March 30, 2001)

(b)	First Amendment to Loan and Security Agreement and Other Financing Agreements, dated as of August 23, 2002, among Congress Financial Corporation (Western), PC Mall, Inc. and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall quarterly report on Form 10-Q for the period ended September 30, 2002, filed with the Commission on November 14, 2002)

(c)	Second Amendment to Loan and Security Agreement and Other Financing Agreements, dated as of October 31, 2002, among Congress Financial Corporation (Western), PC Mall and certain subsidiaries of PC Mall

(d)	Third Amendment to Loan and Security Agreement, dated March 31, 2003, among Congress Financial Corporation (Western), PC Mall, Inc. and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall quarterly report on Form 10-Q for the period ended March 31, 2003, filed with the Commission on May 15, 2003)

Exhibit Number		Description

(e)		Fourth Amendment to Loan and Security Agreement, dated May 3, 2004, among Congress Financial Corporation (Western), PC Mall, Inc. and certain subsidiaries of PC Mall (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

10.18 (a)		Wholesale Financing Agreement between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated March 17, 2003 (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

(b)		First Amendment to Wholesale Financing Agreement between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated March 12, 2004 (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

(c)		Second Amendment to Agreement between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated April 12, 2004 (incorporated by reference to the PC Mall, Inc. quarterly report on Form 10-Q for the period ended March 31, 2004, filed with the Commission on May 12, 2004)

(d)	*	Consent and Waiver between PC Mall, Inc., its subsidiaries and GE Commercial Distribution Finance Corporation dated June , 2004

11.1**		Statement of computation of per share earnings

23.1*		Consent of Morrison & Foerster LLP (included in its opinion filed as Exhibit 5.1)

23.2		Consent of Independent Registered Public Accounting Firm

24.1**		Power of Attorney

99.1**		Consent of Thomas A. Maloof

99.2**		Consent of S. Keating Rhoads

99.3**		Consent of Mark A. Timmerman

*	To be filed by amendment.

**	Previously filed.

†	The referenced exhibit is a compensatory contract, plan or arrangement.

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